SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
            (Pursuant to Section 13(e) of the Securities Exchange Act
                       of 1934 and Rule 13e-3 thereunder)

                              Thermwood Corporation
                              (Name of the Issuer)

                              Thermwood Corporation
                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                    883672107
                      (CUSIP Number of Class of Securities)

                             Claudia V. Swhier, Esq.
                               BARNES & THORNBURG
                            11 South Meridian Street
                             Indianapolis, IN 46204
                        Telephone Number: (317) 231-7231
           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a.[x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[ ]    A tender offer.

d.[ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

                  Transaction               Amount of filing fee
                  valuation

                  $10,968,166                     $2,193.63

1. Price to be paid for an estimated 997,106 shares for which cash is to be paid in lieu of fractional shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            N/A
Form or Registration No.:
Filing Party:
Date Filed:

         Pursuant to General Instruction F to Schedule 13e-3, Thermwood Corporation hereby incorporates by reference its preliminary Proxy Statement with respect to a Special Meeting of its Shareholders being filed with the Commission simultaneously herewith. The preliminary Proxy Statement is attached as Exhibit (d)(1). References in the following Cross Reference Sheet and itemized responses in this Transaction Statement refer to portions of the preliminary Proxy Statement incorporated in answer thereto.

                              CROSS REFERENCE SHEET


                             Item No.                                       Location in Proxy Statement
1.        Issuer and Class of Security Subject           SUMMARY--The Special Meeting;--Purpose of
                   to the Transaction                             the Special Meeting; Voting; GENERAL--
                                                                  Voting; Vote Required; MARKET FOR THE
                                                                  COMMON STOCK; DIVIDENDS
2.        Identity and Background                        SUMMARY; MANAGEMENT OF THE COMPANY
3.        Past Contacts, Transactions or                 SPECIAL FACTORS--Conduct of the Company's
                   Negotiations                                   Business After the Reverse Stock Split
4.        Terms of the Transaction                       SUMMARY; GENERAL; SPECIAL FACTORS
5.        Plans or Proposals of the Issuer or            SPECIAL FACTORS--Conduct of the Company's
                   Affiliate                                      Business After the Reverse Stock Split
6.        Source and Amounts of Funds or                 SUMMARY--Financing of the Reverse Stock
                   Other Consideration                            Split; FINANCING OF THE REVERSE
                                                                  STOCK SPLIT; EXPENSES
7.        Purpose(s), Alternatives, Reasons              SUMMARY; SPECIAL FACTORS--Background
                   and Effects                                    of the Proposed Reverse Stock Split;
                                                                  --Reasons  for the   Proposed
                                                                  Reverse  Stock Split; --Recommendation
                                                                  of  the  Board of  Directors;
                                                                  Fairness  of the Reverse Stock Split;
                                                                  PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF
                                                                  MANAGEMENT
8.        Fairness of the Transaction                    SPECIAL FACTORS--Recommendation of the
                                                                  Board of Directors; Fairness of the Reverse
                                                                  Stock Split
9.        Reports, Opinions, Appraisals and              SPECIAL FACTORS-- Recommendation of the
                   Certain Negotiations                           Board of Directors; Fairness of the Reverse
                                                                  Stock Split;--Opinion of Goelzer; Exhibit B



10.       Interest in Securities of the Issuer           PRINCIPAL SHAREHOLDERS AND STOCK
                                                                  OWNERSHIP OF MANAGEMENT;
                                                                  MARKET FOR THE COMMON STOCK;
                                                                  DIVIDENDS--Transactions in Common Stock
11.       Contracts, Arrangements or                     SPECIAL FACTORS--Arrangements with Respect
                   Understandings with Respect                    to Issuer's Common Stock, Stock Options
                   to the Issuer's Securities                     and Convertible Debentures
12.       Present Intention and Recommenda-              GENERAL--Voting; Vote Required; SPECIAL
                   tion of Certain Persons with                   FACTORS--Recommendation of the Board of
                   Regard to the Transaction                      Directors; Fairness of the Reverse Stock Split
13.       Other Provisions of the Transaction            SPECIAL FACTORS--Appraisal Rights
14.       Financial Information                          SPECIAL FACTORS--Financial Effect of the
                                                                  Reverse Stock Split; CONSOLIDATED
                                                                  FINANCIAL STATEMENTS OF THE
                                                                  COMPANY; SELECTED HISTORICAL
                                                                  FINANCIAL DATA
15.       Persons and Assets Employed,                   EXPENSES; GENERAL--Voting; Vote Required
                   Retained or Utilized
16.       Additional Information                         Proxy Statement
17.       Material to be Filed as Exhibits               Not applicable

Item 1.  Issuer and Class of Security Subject to the Transaction.

(a)             Notice of Special Meeting; SUMMARY--The Special Meeting;
                SUMMARY--Purpose
                of the Special Meeting
(b)             Notice of Special Meeting; SUMMARY--Voting; GENERAL--Voting,
                Vote Required
(c)             MARKET FOR THE COMMON STOCK; DIVIDENDS--Market Information
(d)             MARKET FOR THE COMMON STOCK; DIVIDENDS--Dividends
(e)             Not Applicable
(f)             Not Applicable

Item 2.  Identity and Background.

(a)-(d), (g)    Thermwood Corporation, the issuer of the Common Stock, is filing this Statement.  See also SUMMARY; MANAGEMENT OF THE COMPANY

(e),(f) During the past 5 years no person with respect to whom this Item requires information to be furnished has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any proceeding of a judicial or administrative body of competent jurisdiction, nor subject to a judgment, decree or final order of the type required to be disclosed by this Item.

Item 3.  Past Contacts, Transactions or Negotiations.

(a)               Not applicable
(b) SPECIAL FACTORS--Conduct of the Company's Business After the Reverse Stock Split

Item 4.  Terms of the Transaction.

                  Notice of Special Meeting; SUMMARY; GENERAL; SPECIAL FACTORS--Effect of Reverse Stock Split on Affiliates;--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split; --Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures; --Conduct of the Company's Business After the Reverse Stock Split; --Federal Income Tax Consequences; --Fin- ancial Effect of the Reverse Stock Split;--Exchange of Certificates and Payment for Fractional Shares of New Common Stock

Item 5.  Plans or Proposals of the Issuer or Affiliate.

                  SPECIAL FACTORS--Conduct of the Company's Business After the Reverse Stock Split.

Item 6.  Source and Amounts of Funds or Other Consideration.

(a),(c),(d) SUMMARY--Financing of the Reverse Stock Split; FINANCING OF THE REVERSE STOCK SPLIT

(b)               EXPENSES

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

(a)               SUMMARY--Reasons   for  the  Reverse   Stock  Split;   SPECIAL
                  FACTORS--Reasons for the Reverse Stock Split

(b) SPECIAL FACTORS--Background of the Proposed Reverse Stock Split; --Recommendation of the Board of Directors; Fairness of the Reverse Stock Split--Alternatives

(c) SPECIAL FACTORS--Background of the Proposed Reverse Stock Split; --Reasons for the Reverse Stock Split;--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split

(d) SUMMARY; SPECIAL FACTORS; PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

Item 8.  Fairness of the Transaction.

(a)-(e) SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split

(f)      Not applicable

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split; --Opinion of Goelzer & Co., Inc.; Exhibit B

Item 10.  Interest in Securities of the Issuer.

(a)      PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT
(b)      MARKET FOR THE COMMON STOCK; DIVIDENDS--Transactions in Common Stock

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         SPECIAL FACTORS--Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)      GENERAL--Voting; Vote Required

(b) SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split

Item 13.  Other Provisions of the Transactions.

(a)      SPECIAL FACTORS--Appraisal Rights
(b)      Not applicable
(c)      Not applicable

Item 14.  Financial Information.

(a)      CONSOLIDATED FINANCIAL STATEMENTS; SELECTED HISTORICAL FINANCIAL
         DATA
(b)      SPECIAL FACTORS--Financial Effect of the Reverse Stock Split

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a)      EXPENSES

(b)      GENERAL--Voting; Vote Required

Item 16.  Additional Information.

         The Proxy Statement

Item 17.  Material to be Filed as Exhibits.

(a)      Loan Agreement*

(b)      (1)      Draft Opinion of Goelzer & Co., Inc. (See Exhibit B to
                  Preliminary Proxy Statement filed as Exhbit (d)(1))
         (2)      Report of  Goelzer & Co., Inc. dated August 20, 1998
(c)      (1)      Incentive Stock Option Plan
         (2)      Restated Non-Qualified Stock Option Plan
         (3)      Resolutions of Compensation Committee
         (4)      Indenture  dated as of  February  3, 1993,  between  Thermwood
                  Corporation  and American  Stock  Transfer and Trust  Company,
                  Trustee,  relating to 12% Convertible  Subordinated Debentures due February 25, 2003, and  resolutions  relating to effect of reverse stock split on those debentures
         (5)      Option Agreement dated as of February 22, 1996, between
                  Thermwood Corporation and R. Jerry Falkner, and resolutions relating to termination of same
         (6)      Option Agreement dated as of September 3, 1998, between
                  Thermwood Corporation and Edgar Mulzer
         (7)      Option Agreement dated as of May 22, 1996, between Thermwood
                  Corporation and Kenneth J. Susnjara, and resolutions relating to termination of same
(d)      (1)      Preliminary Proxy Statement
(e) See SPECIAL FACTORS--Appraisal Rights in Preliminary Proxy Statement filed as Exhibit (d)(i)
(f)      Not applicable

--------
*To be filed by Amendment

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                September 2, 1998
                                        ------------------------------------
                                                     (Date)

                                             /s/ Kenneth J. Susnjara
                                        ------------------------------------
                                                   (Signature)

                                                    President
                                        ------------------------------------
                                                (Name and Title)
                                         Kenneth J. Susnjara, President

                                                                  Exhibit (b)(2)

                                VALUATION REPORT


                                       FOR


                              Thermwood Corporation


                            CONTEMPLATED TRANSACTION


                                      AS OF


                                  August, 1998

                                TABLE OF CONTENTS


 A.      Valuation Report


 B.      Historical Financial Statements


 C.      Current Capital Structure - DCF Analysis


 D.      Public Company Comparable Analysis


 E.      Private Company Comparable Analysis


 F.      Payback Analysis


 G.      Benchmark Analysis


 H.      Leveraged Recapitalization - Residual Cash Flow
         Analysis with Debt Repaid to $5.0 Million


 I.      Control Premium Study


 J.      Appraiser's Qualifications

                                 August 20, 1998

Special Committee of the Board of Directors
Thermwood Corporation
Attn:  Peter N. Lalos
P.O. Box 436
Old Buffaloville Road
Dale, IN  47523


Members of the Special Committee of the Board:

         You have requested that Goelzer & Co., Inc. ("Goelzer") determine a point estimate of fair value for the common stock of Thermwood Corporation ("Thermwood" or the "Company") to be used by the Board for considering a proposed reverse stock split transaction. Furthermore, Goelzer was engaged to opine as to the fairness of the resulting transaction approved by the Board of Directors. It is Goelzer's understanding the opinion will be used solely for the purpose of executing the reverse stock split transaction and will otherwise not be published used or disclosed in any manner or for any other purpose without Goelzer's prior written consent.

         Among its other activities in the investment banking and financial advisory fields, Goelzer has specialized during the last three decades as an appraiser of the fair value of publicly held and thinly traded public companies as well as privately-owned businesses and their securities. Goelzer has also provided expert witness testimony and related valuation services on numerous occasions for corporate, estate and other purposes. A detailed resume of the services provided by Goelzer in the foregoing areas is in Section J.

         In connection with rendering its fairness opinion and valuation report,
Goelzer   conducted   extensive  due  diligence  which  included  the  following activities:

         (i) Conducted detailed interviews with Thermwood's management concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

         (ii) Inspected the Company's corporate offices and manufacturing facilities in Dale, Indiana;

         (iii) Analyzed trading data and market capitalization of Thermwood's common stock for a period of five years as provided by Bloomberg Analytics;

         (iv) Analyzed the Company's financial statements and studied Thermwood's filings under the Securities Exchange Act of 1934 including the Form 10-K and annual reports for the last five full years, as well as the latest available 10-Q for the quarter ending April 30, 1998;

         (v) Conducted a search using Bloomberg Analytics for publicly traded companies which could be used as reasonable comparables in determining a point estimate of fair value of Thermwood. Goelzer searched for companies with similar operations and for companies which are affected by similar economic variables, such as furniture manufacturers;

         (vi) Conducted a search for merger and acquisition transactions involving privately held corporations within the woodworking, plastics manufacturing and furniture manufacturing industries using a proprietary database consisting of nearly 3,000 transactions;

         (vii) Reviewed studies for both premiums paid in acquisitions of control as well as studies on the lack of marketability for privately held and thinly traded public securities;

         (viii) Performed other studies, analyses and investigations as deemed appropriate.


         In preparing this valuation, Goelzer has relied upon the accuracy and completeness of the financial and other information furnished to us by the Company and its professional advisors and has not attempted independently to verify such information. Neither has Goelzer made or caused to be made any independent evaluation or appraisal of any assets of the Company. Further, Goelzer's opinion specifically excludes the impact on value from any unstated environmental or asbestos liabilities. Nothing has come to Goelzer's attention during the course of this engagement which would lead Goelzer to believe that any of the information, facts or materials upon which Goelzer relied is incorrect in any material respect or that it was unreasonable for Goelzer to utilize and rely upon such information, facts or materials. Finally, Goelzer's opinion is based on economic, monetary and market conditions existing as of the valuation date.


DEFINITION OF FAIR VALUE

         As defined by Indiana law, fair value means the value of the shares immediately before the effectuation of the corporate action, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.


VALUATION RATIONALE

         Several common valuation techniques may be used to render an opinion of the fair value of a corporation. Goelzer has reviewed several of these methods to determine which best reflect the fair value of the common stock of Thermwood.


Discounted or Capitalized Future Earnings, Cash Flow and Dividend Methods

         The discounted future earnings and discounted cash flow methods are common valuation techniques and are theoretically sound. The value of an ongoing business is the present value of its expected future cash flows available to shareholders. The procedure for determining value using these methods involves estimating future earnings or cash flow and discounting each to the present using an estimated cost of equity or cost of capital depending on the particular method. This procedure is also known as earnings and cash flow capitalization. Although the discount methods are technically correct and simple in theoretical execution, in practice they can be quite complex.

         In those cases where a sample of reasonably comparable publicly traded companies exist, a study of how the market participants are capitalizing earnings and cash flow results in one of the truest estimates of value. The capitalization of earnings and cash flows in the public markets are usually expressed inversely as a multiple of earnings (the price/earnings ratio) or cash flow. An appropriate multiple can best be determined by analyzing a sample of companies engaged in the same or similar lines of business whose shares are actively traded in a free and open market, where the market establishes these multiples based upon all available public information. The economic, industry and some company factors influencing the multiple of comparable companies would be very similar to those of the subject company. Therefore, using multiples of comparable companies adjusted for material company-specific factors is in many cases the best way to minimize subjectivity in the valuation.

         Methods in this category are, in the majority of situations, the most appropriate methods for valuing a business that is not a financial or natural resource company.


Adjusted Book Value

         The adjusted book value approach to valuation involves attempting to establish a going concern fair market value of the assets less the liabilities of an enterprise. Any method relying on historical book value, which is simply an accounting presentation of accumulated historical earnings that have not been paid out in the form of dividends or otherwise disposed of, does not reflect fair market value, except by pure coincidence. Consequently, while book value is a common benchmark used in determining value, it should be used cautiously when valuing an ongoing, non-financial business.


Liquidation Value

         Liquidation value is often used as a valuation floor, in that the value derived from this analysis is assumed to be that value which could be realized, after tax and liquidation expense, if the assets were to be separated from the business and sold in the open market. Under certain circumstances, the value of a company's future cash flow may be less than the liquidation value of its assets and cannot reasonably be expected to improve for the foreseeable future.


VALUATION DETERMINATION

         The Discounted Cash Flow ("DCF") method supported by the market comparable method is deemed to be the most reasonable approach to determine value for Thermwood. The cash flow projections upon which the determination of value is based were prepared by Goelzer based upon Thermwood's historical performance and extensive discussions with management, and utilize underlying management assumptions that Goelzer deemed to be reasonable. In an independently conducted market comparable analysis, five companies existed with operations and business conditions similar enough to aid in the determination of the point estimate of fair value. A payback analysis and a benchmark analysis were also conducted as a reasonableness check for the conclusions derived from the DCF and market comparable methods.

         A leveraged recapitalization scenario was also considered in an effort to ensure all options to the shareholders had been considered. In a leveraged recapitalization, the company borrows heavily to pay the shareholders a special one time cash dividend.


DCF ANALYSIS

         The DCF analysis of Thermwood was completed on what is termed a "free cash flow" basis. The results of the DCF are included in Section C. In short, future cash flows available to both creditors and equity investors are projected. The present value of those cash flows is then calculated by discounting them to the present at the weighted average cost of capital ("WACC"). The WACC is a simple weighted average of the costs of the various components of a company's capital, in this case, the cost of Thermwood's debt and the cost of its equity. The value of debt is then subtracted from the present value of the cash flows to arrive at the equity value of the operating company. Non-operating assets are then added, net of any tax effects, and non-operating liabilities are subtracted net of taxes, to arrive at an equity value of the enterprise.

         The WACC can best be determined through a build-up approach. The WACC, also stated as the required return on total capital, is based on the expected returns of other investments with comparable levels of risk. As of the valuation date, an investor could buy a long-term treasury bond and receive a guaranteed yield-to-maturity of 5.65%. Drawing on the most recent research and data available from Ibbotson Associates, a noted financial statistics firm based in Chicago, an appropriate compound return premium over the long-term treasury rate that investors in diversified portfolios of small public companies have achieved historically and should reasonably require in the long run is approximately 5.00%. It is therefore reasonable to assume that, as of the valuation date, the required equity rate of return on a portfolio of small company stocks would be around 10.65%. It is then appropriate to analyze whether an additional return premium or discount should be built into the required rate of return based on the level of risk associated with the subject company compared to the "average" company in the Ibbotson study. One must address the added risk inherent in Thermwood based upon its smaller size and competitive position within the markets served. It should be noted that the Ibbotson data is based on the smallest decile, in terms of market capitalization, of all companies traded on the New York Stock Exchange. Using this definition, the average small company Ibbotson analyzed has a market capitalization of approximately $100.0 million, which is much larger than Thermwood. Thermwood's recent revenue and earnings growth, and market share achieved, must also be considered. Considering all relevant factors, an additional company-specific risk premium of 7.00% adequately compensates an investor for assuming the additional risk inherent in an investment in the common stock of Thermwood. Therefore, the cost of equity for Thermwood is estimated to be 17.65%, as summarized below. Over the last two years, as well as dating back to 1969, Goelzer has been engaged in numerous merger and acquisition advisory roles involving private equity funds purchasing both minority and controlling interests in companies of similar size and with similar general characteristics as Thermwood. In these transactions, the private equity funds required returns of 25% or more, well above the 17.65% estimated for Thermwood.

         The second step in determining the WACC is to determine the Company's cost of debt. Goelzer, as financial advisor to many privately-held and small publicly-traded companies over the years, has sought and arranged commercial bank financing for companies comparable to Thermwood in size, competitive position, financial condition and operating history. Through this experience, and based on the terms of the debt described in the financial statements, Thermwood's fixed cost of debt is determined to be approximately 9.5%, creating an after-tax cost of debt of 5.80% given Thermwood's effective tax rate of 39%.

         Having estimated the Company's cost of equity and cost of debt, the third step in determining the WACC is to determine a sustainable capital structure. In the case of Thermwood, the company has a conservative capital structure, historically. A minority shareholder would have virtually no say in trying to change this financing policy. Thus, Goelzer performed the DCF analysis using the existing capital structure of 80% equity and 20% debt. Applying these assumptions yields a WACC of 15.28%, as summarized below:






                  WEIGHTED AVERAGE COST OF CAPITAL CALCULATION

Cost of Equity Calculation:

Risk Free Rate (8/7/98)                           5.65%
(30-Year US Government Bond Yield)

Historical Small Stock Premium                    5.00%
(Based on data from Ibbotson Associates)

Company Specific Risk Premium                     7.00%
                                                 -----
Cost of Equity                                   17.65%

Cost of Debt Calculation:

Before-Tax Cost of Debt                           9.50%
Tax Rate                                         39%
After-Tax Cost of Debt:                           5.80%

Weighted Average Cost of Equity @ 80%            14.12%
Weighted Average Cost of Debt @ 20%               1.16%
                                                 -----

Weighted Average Cost of Capital                 15.28%


DCF Assumptions

         The assumptions underlying the cash flow projections for Thermwood are summarized in Section C. Total revenue for fiscal 1998 was projected based on management's consolidated internal financial statements before year-end adjustments by the Company's auditors. Revenue through the year 2004 is projected to grow 10% and subsequent years are expected to grow 3% annually, in-line with inflation. Over the last several years, Thermwood has taken significant domestic market share in a consolidating industry. Further market share gains will be difficult as the remaining competitors are all strong companies with competitive product lines. In the near future, Thermwood is expected to grow in-line with projected industry growth rates of approximately 10%. In the long run, the Company is expected to grow in-line with the long term rate of inflation of 3.0%. International sales of Thermwood's products does not look overly promising as the Company's recently opened European sales offices are still losing money. Total European operations contributed only 7.0% of sales in 1997 and management indicated the Vienna sales office will be closed in the near future. All European sales will be consolidated to the sales office in Great Britain.

         Gross margins before depreciation are estimated to remain near the historically stable level of 59%. Material is consistently the largest portion of cost of goods sold, ranging between 37% and 40% of total revenue. The Company has all non-union employees and direct labor has consistently averaged 4.0% of total revenue. Total manufacturing overhead, without depreciation, has increased in recent years since the Company has made capacity additions to accommodate the increased sales levels. Depreciation attributable to cost of goods sold is expected to plateau at $300,000 over the next several years from recent investments in plant capacity. By 2003, depreciation within cost of goods sold is expected to decrease to $250,000 as capital expenditures decrease from the recent levels.

         Operating expenses are projected to grow 9.0% annually over the projected period and 3.0% thereafter. Total operating expenses have historically grown at a pace slightly below revenue growth. The vast majority of operating expenses are salaries for research & design, sales & marketing and administrative personnel. Other major controllable operating expense items include advertising, travel and trade show expenses. Depreciation associated with operating expenses such as office equipment is expected to remain at $100,000 annually. As operating expenses grow at a moderately slower pace than total revenues, Thermwood will continue to realize scale economies on fixed expenses. As a percent of sales, income from operations is projected to grow from 11.5% in 1999 to 13.5% in 2004. Other income and expenses from scrap and various miscellaneous items is projected to continue near historical levels of approximately $10,000 annually.

         Capital expenditures, primarily for equipment, tooling, computer purchases and maintenance are estimated to be between $300,000 and $400,000 annually. An average annual capital spending level of $350,000 was used throughout the projected period. Since capital expenditure levels are projected to remain flat, total depreciation is projected to be higher than capital expenditures in the first few years of the projected period as the majority of the capacity expansion is depreciated. After 2003, capital expenditures and depreciation are projected to offset. Working capital accounts are expected to continue to approach levels exemplified by recent operations under the new manufacturing strategy. Management is focused on keeping less work-in-process and finished goods inventory and more raw materials inventory. Management is attempting to reduce the time period from purchase order to delivery, thus more raw material will be needed so that production of a particular item can begin immediately. Working capital assumptions used for the discounted cash flow analysis were 30 days outstanding for receivables, 140 days of inventory and 36 days outstanding for payables.

         The free cash flows discounted back to the present at the WACC are contained in Section C. These cash flow projections were completed on a fully taxed basis, assuming a combined tax rate of 39%. The Company's tax loss carryforwards will be completed at the end of 1998 and Thermwood will be fully taxed starting in 1999.

         The value of the operating company based on the noted assumptions was $17,411,000 as of the valuation date. Finally, outstanding debt of $2,887,000 was subtracted to arrive at a value of $14,523,000 for the equity value of the operating company as of the valuation date.

         Value of Operating Company                       $  17,411,000
         Less: Outstanding Debt                          ($   2,887,000)
                                                           -------------

         Equity Value of the Operating Company            $  14,523,000

         To arrive at the public minority value in this instance, the value of non-operating assets must be added. The amount of cash required to operate a business obviously varies from company to company and even more so by industry and nature of business. As a guideline, industry studies help determine an appropriate benchmark level. Robert Morris Associates ("RMA"), in its 1997 Annual Statement Studies, publishes detailed financial data by standard industrial classification. Based upon information compiled by RMA regarding industrial equipment manufacturers, cash as a percent of total assets averaged 8.0% for industry participants with sales greater than $25.0 million annually. As of the valuation date, Thermwood had cash balances of only 0.9% of total assets. The Company also had no other type of non-operating asset as of the valuation date. Thus, non-operating assets as of August, 1998 were $0.

Equity Value of Operating Company            $14,523,000
Value of Non-Operating Assets                $         0
                                             -----------

Equity Value on a Public Minority Basis      $14,523,000

Note: This value is the equity value for Thermwood on a minority share basis, since the Ibbotson data is based on historical returns of minority equity positions in public companies.

         As of the valuation date there were 1,421,087 Thermwood common shares outstanding. At $14,523,000 for the equity value on a public minority basis, the point estimate price per share as determined by the DCF method is $10.22.


MARKET COMPARABLE ANALYSIS

         As  noted  previously,   Goelzer  searched  for  reasonably  comparable
publicly traded companies. The results of the publicly-traded comparable analysis are included in Section D. Specifically, Goelzer searched for woodworking and plastic tool companies and smaller wood furniture manufacturing companies. While no single company was ideally comparable, the ultimate sample group of five companies was sufficiently comparable to gain insight into how the public markets were pricing small machinery and furniture manufacturing companies. The five companies in the sample group are: (i) Shopsmith, Inc. - a manufacturer and marketer of power woodworking tools primarily for the home workshop; (ii) Devlieg-Bullard, Inc. - a diversified industrial business specializing in manufacturing tooling, servicing, upgrading, automating and remanufacturing precision-engineered machine tools and power tools; (iii) DMI Furniture, Inc. - a manufacturer and marketer of residential and commercial office wood furniture; (iv) Flexsteel Industries, Inc. - a manufacturer and marketer of wood and upholstered furniture for the recreational vehicle market;
(v) Pulaski Furniture Corporation - a manufacturer of wooden mahogany bedroom and dining room furniture. More information on these companies is also included in Section D.

         The mean of the sample companies' twelve month trailing price/earnings ("PE") ratio was within 5% of Thermwood's at a price of $10.22 per share. Thermwood's PE ratio was 9.48x while the mean of the sample companies was 9.07x. Furthermore, the mean of the sample companies' total invested capital to earnings before interest taxes depreciation and amortization ("TIC/EBITDA") ratio was within 3% of Thermwood's at $10.22 per share. Total invested capital is defined as equity market capitalization plus negotiated third party debt, and is the same as the previously discussed value of the operating company of $17,411,000. EBITDA is operating income with the non-cash expenses of depreciation and amortization added back. Goelzer considers TIC/EBITDA to be a very appropriate ratio for the purpose of comparison because it most accurately reflects multiples of operating cash flow without effects of financing. Thermwood's TIC/EBITDA ratio was 5.57x while the mean of the sample companies was 5.44x. Goelzer also found a direct correlation between market capitalization and price multiples. In general, Goelzer found those companies with larger market capitalizations to have higher price multiples. Goelzer believes this correlation is at least partially due to liquidity factors.

         As mentioned previously, Goelzer also conducted a search for reasonably comparable transactions involving privately held companies. While numerous transactions in similar industries to Thermwood's were examined, none were deemed to be sufficiently comparable for a variety of reasons, including lack of profitability, lack of growth or dissimilar size. The most comparable transactions Goelzer discovered are include in Section E.


PAYBACK ANALYSIS

         To further verify the reasonableness of Thermwood's operating equity value as derived above, a cash flow payback analysis was conducted. The results of this analysis are included in Section F. At a price of $14,523,000, a willing buyer could expect to recoup his or her investment in approximately seven years. Based on Goelzer's experience, the majority of investors in small companies look to recoup the respective investment within five to eight years, depending on the size of the company, the stability of historical earnings and the amount of risk involved in the cash flow projections. All else equal, the longer the payback, the higher the value. Considering Thermwood's diversified customer base, recent earnings growth and competitive position within its markets, a payback at the upper end of this range is appropriate. A payback of seven years further confirms the reasonableness of the point estimate of fair value produced by the DCF and market comparable analyses.





BENCHMARK ANALYSIS

         In addition to the payback analysis, Goelzer conducted a benchmark analysis, also known as a ratio analysis. This analysis is included in Section
G. In the majority of corporate transactions Goelzer has encountered involving companies the size of Thermwood, the price of the transaction before any lack of marketability discount has occurred in the range of 3.0x to 7.0x TIC/EBITDA. The DCF analysis produced a TIC/EBITDA of 5.6x. Again, considering Thermwood's competitive position and recent growth, Thermwood's's TIC/EBITDA should be in the middle to upper end of the benchmark range. At 5.6x, the benchmark analysis further confirms the reasonableness of the DCF and market comparable analyses.


LEVERAGED RECAPITALIZATION SCENARIO

         In addition to all of the above analysis, a leveraged recapitalization scenario was also considered in an effort to ensure all options to the shareholders had been considered. Results of this scenario are summarized in Section H. As mentioned previously, the company borrows heavily to pay the shareholders a special one time cash dividend in a leveraged recapitalization. After such a transaction, the company would be much riskier from a financial perspective than it was with a more conservative capital structure. This added risk is taken into consideration by increasing the cost of equity.

         For this scenario, Goelzer assumed the Company would immediately borrow $10.0 million and pay a special cash dividend of $7.04 per share. All operating assumptions used in the DCF were utilized for this scenarios as well. Goelzer assumed the new debt plus the existing debt of $2,887,000 would be paid down to $5,000,000 over a seven year time period. Goelzer discounted the cash flows available to shareholders after interest and principal payments at a 25% cost of equity, a rate on the conservative end of returns investors in this type of structure require. The point estimate of fair value for this scenario was $9.41 per share.


CONTROL STUDY

         Goelzer was engaged to analyze Thermwood on a minority basis; however, Goelzer studied control premiums paid in the public markets in an effort to be completely thorough. Specifically, Goelzer relied on the most recent study available, Control Premiums and Strategic Mergers by George P. Roach. The article was published in the June, 1998 Business Valuation Review and is Included in Section I. In this study, the author studied 1,446 mergers or acquisitions between January, 1992 and November of 1997. Specifically, he analyzed the control premium in relation to the acquired company's stock price five days before the announcement of the acquisition ("Five Day Premium") and thirty days before the premium ("Thirty Day Premium"). The study also segmented the acquisitions by year and SIC code. Overall, the median thirty day premium for all transactions was 35.7% and the five day premium median was 27.0%. In general, the five day premiums were smaller because news of the pending transaction became available in the market. From an average trading price of $8.25, the five and thirty day control premiums indicate a range of value for control of Thermwood's stock between $10.65 and $11.20.


CONCLUSION

         In conclusion, all of the due diligence and all of the analyses and methodologies supported $10.22 as a reasonable point estimate of fair value for the common stock of Thermwood on a minority basis.


Respectfully submitted,





GOELZER & CO., INC.



                                                                       Thermwood Corporation
                                                                     COMPARATIVE BALANCE SHEETS
                                                                            CONSOLIDATED

(Figures in
thousands,
except per share amounts                                                 Year Ended July 31
and ratios)                           6/30/98            1997            1996           1995            1994           1993

Assets:

Current Assets
Cash                                     $124     1%     $512     5%      $19     0%     $11     0%      $10    0%      $26     0%
Accounts Receivable                     3,487    24%    1,803    16%      813     9%   1,182    16%      681   13%    1,311    19%
Inventories                             6,227    44%    4,618    41%    3,329    38%   3,009    40%    2,844   52%    2,838    41%
Deferred Income                         1,676    12%    1,676    15%    1,073    12%     454     6%        0    0%        0     0%
Taxes
Prepaid  Expenses                         280     2%      372     3%      339     4%     375     5%      271    5%      317     5%
Total Current Assets                   11,793    82%    8,981    80%    5,573    64%   5,030    67%    3,806   70%    4,492    65%

Patents, Trademarks, and Other            124     1%      133     1%      132     2%     124     2%       99    2%       95     1%
Bond Issuance Costs                         4     0%        9     0%       28     0%      88     1%      102    2%      115     2%
Deferred Income                           326     2%      326     3%    1,341    15%     782    10%        0    0%        0     0%
Taxes
Total Other Assets                        454     3%      468     4%    1,501    17%     994    13%      201    4%      210     3%

Property, Plant & Equip.                4,752    33%    4,200    37%    3,808    43%   3,436    46%    3,099   57%    3,712    54%
Accumulated Depreciation              (2,704)  (19%)  (2,376)  (21%)  (2,116)  (24%) (1,933)  (26%)  (1,689) (31%)  (1,486)  (21%)
Net Property, Plant & Equipment         2,048    14%    1,824    16%    1,693    19%   1,503    20%    1,410   26%    2,226    32%

Total Assets                           14,295   100%   11,273   100%    8,766   100%   7,527   100%    5,418  100%    6,928   100%


Liabilities & Stockholders'
Equity:
Current Liabilities
Accounts Payable                        1,476    10%    1,375    12%      695     8%     793    11%      929   17%    1,466    21%
Current Portion of Long-term Debt           0     0%        0     0%        0     0%       0     0%        0    0%       75     1%
Current Portion of Capital Lease           16     0%        8     0%        6     0%      32     0%       71    1%      143     2%
Obligations
Accrued Liabilities                       321     2%    1,029     9%      238     3%     373     5%      474    9%      912    13%
Accrued Income & Payroll Taxes          1,837    13%      583     5%      349     4%     380     5%      258    5%      140     2%
Customer Deposits                       1,715    12%      907     8%      494     6%     642     9%      369    7%      466     7%
Total Current                           5,366    38%    3,901    35%    1,782    20%   2,219    29%    2,100   39%    3,201    46%
Liabilities

Capital Lease Obligations                   5     0%        6     0%       15     0%      22     0%       27    1%    1,654    24%
Note Payable to Bank                    2,696    19%        0     0%        0     0%       0     0%        0    0%    2,237    32%
Bonds Payable, net of unamortized         170     1%      279     2%      693     8%   1,849    25%    1,834   34%    1,820    26%
discount
Total  Liabilities                      8,237    58%    4,186    37%    2,491    28%   4,090    54%    3,962   73%    8,912   129%

Shareholder's Equity
Preferred Stock                             0     0%    2,546    23%    3,097    35%   3,437    46%    3,437   63%        0     0%
Common Stock                           10,736    75%   10,599    94%   10,190   116%   8,989   119%    8,989  166%    8,989   130%
Accumulated Deficit                   (4,645)  (32%)  (6,034)  (54%)  (6,984)  (80%) (8,989) (119%) (10,970) (202%)(10,974) (158%)
Less Subscriptions Receivable            (33)   (0%)     (25)   (0%)     (28)   (0%)       0     0%        0    0%        0     0%
Total Equity                            6,058    42%    7,087    63%    6,275    72%   3,437    46%    1,456   27%  (1,985)  (29%)

Total Liabilities &                    14,295   100%   11,273   100%    8,766   100%   7,527   100%    5,418  100%    6,928   100%
Equity

Net Working Capital                     6,428    45%    5,080    45%    3,791    43%   2,811    37%    1,706   31%    1,291    19%
                                   -------------------------------------------       --------       ---------      ---------
                                   ------------------------------------------------------------------------------------------------
NWC as a % of sales                              32%             29%             30%            23%            17%             12%


                                          Compound     Weighted
                                           Growth      Average
                                            Rate       Balance
                                          1998-1993    1998-1993

Assets:

Current Assets
Cash                                          37%         165     2%
Accounts Receivable                           22%       1,876    18%
Inventories                                   17%       4,349    42%
Deferred Income                                         1,147    11%
Taxes
Prepaid  Expenses                            (2%)         328     3%
Total Current Assets                          21%       7,864    76%

Patents, Trademarks, and Other                 6%         124     1%
Bond Issuance Costs                         (48%)          36     0%
Deferred Income                                           538     5%
Taxes
Total Other Assets                            17%         698     7%

Property, Plant & Equip.                       5%       4,046    39%
Accumulated Depreciation                      13%     (2,249)  (22%)
Net Property, Plant & Equipment              (2%)       1,797    17%

Total Assets                                  16%      10,359   100%


Liabilities & Stockholders'
Equity:
 Current Liabilities
Accounts Payable                               0%       1,153    11%
Current Portion of Long-term Debt          (100%)           4     0%
Current Portion of Capital Lease            (36%)          26     0%
Obligations
Accrued Liabilities                         (19%)         524     5%
Accrued Income & Payroll Taxes                67%         816     8%
Customer Deposits                             30%         949     9%
Total Current                                 11%       3,471    34%
Liabilities

Capital Lease Obligations                   (69%)          90     1%
Note Payable to Bank                           4%         877     8%
Bonds Payable, net of unamortized           (38%)         773     7%
discount
Total  Liabilities                           (2%)       5,210    50%

Shareholder's Equity
Preferred Stock
Common Stock                                   4%      10,100    98%
Accumulated Deficit                         (16%)     (6,945)  (67%)
Less Subscriptions Receivable                            (21)    (0)
Total Equity                                            5,149    50%

Total Liabilities &                           16%      10,359   100%
Equity

Net Working Capital                           38%       4,394    42%
                                                              -------
                                        ----------   ----------------
NWC as a % of sales                                  simple      24%
                                                     avg.
                                        ----------   ----------------

                              Thermwood Corporation
                    COMPARATIVE STATEMENT OF INCOME & EXPENSE
                                  CONSOLIDATED


(Figures in
thousands,
except per share amounts                                                 Year Ended July 31
and ratios)                           6/30/98            1997            1996           1995            1994           1993



                      Annualized
Net Sales               $21,853       $20,032   100%  $17,779   100%  $12,636   100% $12,314   100%   $9,985  100%  $10,825   100%
Cost of Goods Sold                     11,536    58%   10,535    59%    7,416    59%   7,199    58%    6,114   61%    8,389    77%
Depreciation                              274     1%      338     2%      296     2%     329     3%      293    3%      263     2%
Gross Profit                            8,222    41%    6,906    39%    4,925    39%   4,786    39%    3,579   36%    2,173    20%


R&D, Marketing, Admin. & General        5,630    28%    4,795    27%    3,639    29%   3,316    27%    3,036   30%    2,960    27%
Depreciation                               98     0%        0     0%        0     0%       0     0%        0    0%        0     0%
Total Operating Expenses                5,728    29%    4,795    27%    3,639    29%   3,316    27%    3,037   30%    2,960    27%

Income from                             2,494    12%    2,111    12%    1,287    10%   1,470    12%      542    5%    (787)   (7%)
Operations

Interest Income/(Expense)               (192)   (1%)     (76)   (0%)    (119)   (1%)   (295)   (2%)    (421)  (4%)    (595)   (5%)
Other                                       0     0%       19     0%        6     0%    (36)   (0%)       15    0%     (12)   (0%)
Income/(Expense)
Income Before Taxes                     2,302    11%    2,055    12%    1,174     9%   1,140     9%      136    1%  (1,394)  (13%)

Corporate Taxes/(Benefits)                869     4%      819     5%  (1,160)   (9%) (1,210)  (10%)        0    0%        0     0%
Tax Rate                                         38%             40%           (99%)         (106%)             0%              0%
Net Income                             $1,432     7%   $1,236     7%   $2,334    18% $2,350     19%     $136    1% ($1,394)  (13%)
                                   --------------------------------------------------------------------------      ---------
NI + Depreciation & Amortization       $1,804     9%   $1,574     9%   $2,630    21%  $2,679    22%     $429    4% ($1,131)  (10%)
                                   ------------------------------------------------------------------------------------------------
CAPEX                                     505     3%      338     2%      296     2%     329     3%      155    2%      188     2%


                                        Compound     Weighted
                                         Growth      Average
                                          Rate       Balance
                                        1998-1994    1998-1994

Net Sales                                    19%      16,253   100%
Cost of Goods Sold                           17%       9,505    58%
Depreciation                                (2%)         304     2%
Gross Profit                                 23%       6,444    40%


R&D, Marketing, Admin. & General             17%       4,528    28%
Depreciation                                381%          33     0%
Total Operating Expenses                     17%       4,560    28%

Income from                                  46%       1,884    12%
Operations

Interest Income/(Expense)                  (18%)       (175)   (1%)
Other                                     (100%)           3     0%
Income/(Expense)
Income Before Taxes                         103%       1,711    11%

Corporate Taxes/(Benefits)
Tax Rate
Net Income                                   80%       1,596    10%
                                       ----------   ----------------
NI + Depreciation & Amortization             43%       1,933    12%
                                       ----------   ----------------
CAPEX                                        34%         372     2%


                              Thermwood Corporation
                                 RATIO ANALYSIS
                                  CONSOLIDATED

                            35976             1997            1996           1995           1994            1993
----------------------------------------------------------------------------------------------------------------------------------
Liquidity

Current(AVG)                 2.24             2.56            2.65           2.05           1.57
Current(EOY)                 2.20             2.30            3.13           2.27           1.81            1.40
Quick(AVG)                   0.64             0.55            0.51           0.44           0.38
Quick(EOY)                   0.67             0.59            0.47           0.54           0.33            0.42
----------------------------------------------------------------------------------------------------------------------------------

Capitalization

Debt/Equity                   48%               4%             11%            55%           133%
Assets/Equity                1.95             1.50            1.68           2.65         -23.33
----------------------------------------------------------------------------------------------------------------------------------
Interest coverage           12.99            27.90           10.85           4.99           1.29           -1.32
---------------------------------------------------------------------------------------------------------------------------------

Efficiency

Receivable Days Out          48.2             26.8            28.8           27.6           36.4

Inventory Days Out          171.6            137.7           156.0          148.4          169.6

Payables Days Out            45.1             35.9            36.6           43.6           71.5

Return on Average             11%              12%             29%            36%             2%
Assets

---------------------------------------------------------------------------------------------------------------------------------
Profitability/Dupont Analysis (Strategic Profit
Model)

Gross Margin                41.0%            38.8%           39.0%          38.9%          35.8%           20.1%

Operating Margin            12.4%            11.9%           10.2%          11.9%           5.4%          (7.3%)

Profit Before Tax           11.5%            11.6%            9.3%           9.3%           1.4%         (12.9%)

Net Margin                   7.2%             7.0%           18.5%          19.1%           1.4%         (12.9%)
X
Asset Utilization             1.6              1.8             1.6            1.9            1.6
=
ROA                         11.2%            12.3%           28.7%          36.3%           2.2%
X
Leverage                      1.9              1.5             1.7            2.6          -23.3
=
ROE                         21.8%            18.5%           48.1%          96.0%        (51.4%)
---------------------------------------------------------------------------------------------------------------------------------

                                [graphs omitted]



                  1993    1994   1995    1996   1997    1998
                  ----    ----   ----    ----   ----    ----
Total           $8,912  $3,962 $4,090  $2,491 $4,186   8,237
Liabilities
Owners' Equity  ($1,985)$1,456 $3,437  $6,275 $7,087   6,058



                  1993    1994   1995    1996   1997    1998
                  ----    ----   ----    ----   ----    ----
Net Revenues    $10,825 $9,985 $12,314$12,636 $17,779$20,032
Gross Margins      20%     36%    39%     39%    39%     41%



                  1993    1994   1995    1996   1997    1998
                  ----    ----   ----    ----   ----    ----
Operating       ($787)    $542 $1,470  $1,287 $2,111   2,494
Income
Operating         (7%)      5%    12%     10%    12%     12%
Margins

                  1993    1994   1995    1996   1997    1998
                  ----    ----   ----    ----   ----    ----
Debt            $5,929  $1,933 $1,902    $715   $292  $2,887
Interest         -1.32    1.29   4.99   10.85  27.90   12.99
Coverage



                  1993    1994   1995    1996   1997    1998
                  ----    ----   ----    ----   ----    ----
Net Income      ($1,394)  $136 $2,350  $2,334 $1,236  $1,432
Dep. & Amort.     $263    $293   $329    $296   $338    $372




                  1994    1995   1996    1997   1998
                  ----    ----   ----    ----   ----
ROE              (51%)     96%    48%     18%    22%
ROA                 2%     36%    29%     12%    11%

Thermwood Corporation
Revenue and Expense Breakdown


                                                                 Historical
                               1998                    1997                    1996                   1995
                              ----------------------------------------------------------------------------------------------
Machine                                                 $16,420      92.4%      $10,966     86.8%      $11,043        89.7%
Sales
Technical Services                                       $3,661      20.6%       $3,299     26.1%       $2,786        22.6%
Less Commissions                                        (2,301)      (13%)      (1,628)     (13%)      (1,514)        (12%)
Total Sales                     $20,032       100%      $17,779       100%      $12,636      100%      $12,314         100%


Cost of
Sales
Material                                                  7,403      41.6%        4,774     37.8%        4,536        36.8%
Direct Labor                                                711       4.0%          501      4.0%          527         4.3%
Overhead                                                  2,066      11.6%        1,363     10.8%        1,437        11.7%
Other Overhead *                                           693        3.9%       1,074       8.5%       1,028          8.3%
Total COGS                       11,810      59.0%       10,873      61.2%        7,711     61.0%        7,528        61.1%

Gross Profit                      8,222      41.0%        6,906      38.8%        4,925     39.0%        4,786        38.9%


* Note: Other overhead not based on labor hours such as scrap, freight-in and depreciation.

Thermwood Corporation
Revenue and Expense Breakdown


ADMINISTRATIVE AND GENERAL EXPENSES
Adinistrative Dept.                           1,713       8.6%        1,395       7.8%
Allocation
Production Dept.                                 15       0.1%           19       0.1%
Allocation
R&D Allocation                                  243       1.2%          192       1.1%
Sales Support Allocation                        341       1.7%          193       1.1%
Salaries                                      1,093       5.5%          747       4.2%
Bonuses                                         735       3.7%          587       3.3%
Payroll                                          79       0.4%           61       0.3%
Taxes
Payroll Insurance                                50       0.3%           29       0.2%
Personnel Expense                                 1       0.0%            3       0.0%
Dues & Publications                               6       0.0%            8       0.0%
Travel                                          130       0.6%           97       0.5%
Expense
Travel Expense - Meals                           74       0.4%           62       0.4%
Show Expense                                    228       1.1%          205       1.2%
Dealer Promotion                                105       0.5%           61       0.3%
Advertising                                     288       1.4%          245       1.4%
Purchased Services                                7       0.0%           12       0.1%
Utilities                                        71       0.4%            8       0.0%
Insurance,                                       57       0.3%           42       0.2%
rent
Legal & Professional                             10       0.1%           14       0.1%
Depreciation                                     28       0.1%            0       0.0%
Vienna Expense                                   68       0.3%            0       0.0%
Supplies                                        144       0.7%          164       0.9%
Freight Expense                                 196       1.0%           81       0.5%
Miscellaneous                                    45       0.2%            8       0.0%                   0.0%               0.0%
=================================================================================================================================
TOTAL G&A                                     5,728      28.6%        4,232      23.8%        3,639     28.8%   3,316      26.9%

Income From Operations                        2,494      12.4%        2,674      15.0%        1,287     10.2%   1,470      11.9%

Other Income/(Loss)                           (192)     (1.0%)         (57)     (0.3%)        (112)    (0.9%)   (331)     (2.7%)

Income Before Taxes                           2,302      11.5%        2,617      14.7%        1,174      9.3%   1,140       9.3%

Thermwood Corporation
($000)                             Annualized                   Current Capital Structure - Discounted Cash Flow Analysis
                                   Historical                                            Year Ended July 31
                                                           -------------------------------------------------------------------------
                                      1998       1999       2000         2001         2002         2003         2004       Terminal
                                    --------   --------   --------     --------     --------     --------     --------     --------
Net Sales (1)                       $ 21,853   $ 24,039   $ 26,443     $ 29,087     $ 31,995     $ 35,195     $ 38,715     $ 39,876
Cost of  Sales (2)                  $ 12,585     14,183     15,601       17,161       18,877       20,765       22,842       23,527
Depreciation                        $    299   $    300   $    300     $    280     $    260     $    250     $    250     $    250
                                                                                                                                 (3)
Gross                               $  8,970   $  9,556   $ 10,541     $ 11,646     $ 12,858     $ 14,180     $ 15,623     $ 16,099
Profit
Gross Margin (3)                        41.0%      39.8%      39.9%        40.0%        40.2%        40.3%        40.4%        40.4%

R&D, General & Administrative (4)   $  6,142      6,695      7,298        7,954        8,670        9,451       10,301       10,610
Depreciation & Amortization         $    107        100        100          100          100          100          100          100
Total Operating Expenses               6,249      6,795      7,398        8,054        8,770        9,551       10,401       10,710
Operating Expenses/Revenue              28.6%      28.3%      28.0%        27.7%        27.4%        27.1%        26.9%        26.9%

Income from Operations                 2,721      2,761      3,144        3,591        4,088        4,629        5,222        5,389
Operating Margin                        12.4%      11.5%      11.9%        12.3%        12.8%        13.2%        13.5%        13.5%

Interest Income/(Expense)               (209)         0          0            0            0            0            0            0
Other Income/(Expense) (5)          $      0         10         10           11           11           11           12           12

Earnings Before Taxes                  2,511      2,771      3,154        3,602        4,099        4,641        5,233        5,401
Margin %                                11.5%      11.5%      11.9%        12.4%        12.8%        13.2%        13.5%        13.5%

Income Taxes (6)                         979      1,081      1,230        1,405        1,599        1,810        2,041        2,106
Net Income                             1,532      1,690      1,924        2,197        2,500        2,831        3,192        3,294

Depreciation                             406        400        400          380          360          350          350          350
Change in  NWC (7)                    (3,192)       (59)      (232)        (354)        (721)        (798)        (882)        (291)

Operating Cash Flow                   (1,255)     2,031      2,092        2,223        2,139        2,383        2,661        3,354

Req'd Capital Expenditures (8)          (338)      (350)      (350)        (350)        (350)        (350)        (350)        (350)

Free Cash Flows                       (1,593)     1,681      1,742        1,873        1,789        2,033        2,311        3,004

----------------------------------------------------------------------
Present Value of Operating Company              $17,411        Value per Share
Less: Outstanding Debt (9)                      ($2,887)           $10.22
Add: Non-Operating Assets (10)                       $0
Equity Value Prior to Discount                  $14,523
----------------------------------------------------------------------

NOTES

1. Revenue through 2004 projected to increase by 10.0%, 3.0% growth thereafter.
2. Material, Labor and other COGS projected to be 59% of revenue based on historical.
3.       Depreciation calculated from historical and projected CAPEX.
4. Operating expenses estimated to grow 9% annually, 10% less than revenue growth as seen historically.
5.       Continuing other income from scrap and other miscellaneous items.
6.       Taxes applied at 39%.
7. Working capital levels projected on new manfg. strategy. (A/R= 30 days, Inv.=140 days, A/P = 36 days)
8.       Capital expenditures estimated to be between $300-$400k annually.
9.       Oustanding debt as of 7/31/1998.
10.      No non-operating assets as of the valuation date.

Thermwood Corporation
Weighted Average Cost of Capital



Assumptions:

Equity Rate:
Treasury Long Bond (8/7/98)                             =            5.65%
Ibbottson Small Stock Premium                           =            5.00%
Required Small Company Portfolio Return                 =           10.65%

Company-Specific Risk Premium                           =            7.00%
Required Rate of Return (Cost of Equity)                =           17.65%



Debt Rate:
Cost of Debt Before Taxes                               =            9.50%
After-Tax  Cost of Debt                                 =            5.80%

  Equity %      Debt %
    80%          20%                                    =
Weighted Cost of Equity                                 =           14.12%
Weighted After-Tax Cost of  Debt                        =            1.16%


Weighted Average Cost of Capital                        =           15.28%

                              Thermwood Corporation
                        Public Company Comparable Summary




                                                          July, 1998
                                                --------------------------------
                                                   Net
Company                                          Margin       ROA        ROE
                                                --------------------------------


Shopsmith                                         8.3%       22.3%      34.2%
Devlieg-Bullard                                   Neg.       Neg.       Neg.
DMI Furniture                                     3.4%       5.4%       14.6%
Flexsteel                                         3.0%       6.8%       19.8%
Pulaski Furniture                                 2.7%       4.3%       8.4%

--------------------------------------------------------------------------------
Comparable Mean                                   4.3%       9.7%       19.2%
High                                              8.3%       22.3%      34.2%
Low                                               2.7%       4.3%       8.4%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Thermwood Corporation                             7.0%       12.0%      23.3%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Discount/(Premium) to comparable mean             (62%)      (23%)      (21%)
--------------------------------------------------------------------------------


                                                                        For the twelve months ending July, 1998
                                       --------------------------------------------------------------------------------------------
                                         Price     Price/    Price/                Est.       TIC       TIC/       TIC/       Sales
Company                                   (1)       Sales     Book        PE        PE        (2)       EBIT      EBITDA     Growth
                                       --------------------------------------------------------------------------------------------
                                        millions

Shopsmith                                 $5.1      0.28      0.99       3.34       N/A       $5.1      3.79       3.32         2%
Devlieg-Bullard                          $22.0      0.18      0.92       Neg.       N/A      $62.3      13.79      5.26        15%
DMI Furniture                            $10.7      0.18      0.74       5.27      10.89     $25.6      6.16       4.86        (4%)
Flexsteel                                $81.8      0.35      1.04      11.78      11.79     $84.1      9.53       6.41         6%
Pulaski Furniture                        $71.6      0.43      1.30      15.90      13.79     $111.3     11.47      7.33         0%

-----------------------------------------------------------------------------------------------------------------------------------
Comparable Mean                           $38       0.28      1.00       9.07      12.16     $57.7      8.95       5.44         4%
High                                      $82       0.43      1.30      15.90      13.79     $111.3     13.79      7.33        15%
Low                                        $5       0.18      0.74       3.34      10.89      $5.1      3.79       3.32        (4%)
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
Thermwood Corporation                   $14.5      0.66      2.40       9.48      8.59      $17.4      6.40       5.57        19%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Discount/(Premium) to comparable mean             (135%)    (141%)      (4%)       29%                  28%       (2%)       (335%)
-----------------------------------------------------------------------------------------------------------------------------------


Thermwood Corporation
Public Company Comparable Analysis



--------------------------------------------------------------------------------------------------------
                                  Jun-98    Jun-97  Jun-96   Jun-95                    CAGR      W. AVG

Shopsmith           (SHOP)
In ($MM)
Sales                                 18        19      18       18                      2%       18.30
Gross Margin                       55.3%     54.9%   53.1%    47.7%                      5%       54.0%
Operating Income                     1.3       1.7     1.4      1.6                    (5%)        1.48
Operating Margin                    7.3%      8.9%    8.1%     9.0%                    (7%)        8.1%
Net Income                           1.5       1.8     1.6      1.6                    (1%)        1.64
Net-Margin                          8.3%      9.7%    9.2%     8.9%                    (3%)        8.9%
 x
Asset turnover                      2.70      3.79    4.67     4.82                   (17%)        3.64
 =
ROA                                  22%       37%     43%      43%                   (20%)         33%
 x
Leverage                            1.53      1.39    2.56    -2.29
 =
ROE                                  34%       51%    110%    (98%)
                          TRAILING
EPS (before XO        $0.58        $0.58     $0.68   $0.82    $0.61                    (2%)        0.66
items)
DPS                                $0.00     $0.00   $0.00    $0.00
CFPS                               $0.83     $0.40   $0.28    $0.39                     28%        0.55
(in millions)
Shares Outstanding                  2.62      2.66    2.66     2.69                    (1%)        2.65
Outstanding Debt                       0         0
Market Cap. @ Valuation               $5        $5
Date Price
Debt/Market Cap.                      0%        0%
Book Value                            $5
EBITDA                               1.5       1.9     1.6      1.8                    (6%)        1.69
-----------------------------------------------------------
8/7/98 Price          $1.94
P/E                    3.34         P/CF              2.33
2 yr. SA P/E           3.08          2 yr. SA P/CF    3.15
2 yr. WA P/E           3.16          2 yr. WA P/CF    2.82
3 yr. SA P/E           2.79          3 yr. SA P/CF    3.85
3 yr. WA P/E           2.97          3 yr. WA P/CF    3.26
4 yr. SA P/E           2.88          4 yr. SA P/CF    4.08
4 yr. WA P/E           2.93          4 yr. WA P/CF    3.54
--------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
                                  Jul-98    Jul-97  Jul-96   Jul-95                    CAGR      W. AVG

Devlieg-Bullard     (DVLG)
In ($MM)
Sales                                120       131     113       78                     15%      117.69
Gross Margin                       24.9%     26.8%   27.8%    28.3%                    (4%)       26.4%
Operating Income                     4.5      11.8     8.3      5.2                    (5%)        7.52
Operating Margin                    3.8%      9.0%    7.3%     6.7%                   (17%)        6.3%
Net Income                           (0)         4       3        1                                1.70
Net-Margin                        (0.3%)      3.0%    2.4%     1.8%                                1.4%
 x
Asset turnover                      0.99      1.08    1.22     1.33                    (9%)        1.10
 =
ROA                                 (0%)        3%      3%       2%                                  2%
 x
Leverage                            4.87      5.10    4.41     3.10                     16%        4.67
 =
ROE                                 (2%)       16%     13%       7%                                  8%
                          TRAILING
EPS (before XO      ($0.05)      ($0.03)     $0.26   $0.16    $0.11                                0.11
items)
DPS                                $0.00     $0.00   $0.00    $0.00
CFPS                             ($0.29)     $0.21   $0.29    $0.10                                0.02
(in millions)
Shares Outstanding                 12.34     15.18   12.25    13.26                    (2%)       13.26
Outstanding Debt                     $40       $37
Market Cap. @ valuation              $22       $27
date price
Debt/Market Cap.                    184%      138%
Book Value                           $24
EBITDA                              11.9      16.3    12.9      8.0                     14%       13.00
-----------------------------------------------------------
8/7/98 Price          $1.78
P/E                  -59.38         P/CF             -6.14
2 yr. SA P/E          15.49          2 yr. SA P/CF  -44.53
2 yr. WA P/E          26.72          2 yr. WA P/CF  -14.44
3 yr. SA P/E          13.70          3 yr. SA P/CF   25.45
3 yr. WA P/E          18.11          3 yr. WA P/CF  -66.80
4 yr. SA P/E          14.25          4 yr. SA P/CF   22.98
4 yr. WA P/E          16.34          4 yr. WA P/CF  118.75
-----------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                  Aug-98    Aug-97  Aug-96   Aug-95                    CAGR      W. AVG

DMI Furniture       (DMIF)
In ($MM)
Sales                                 60        56      56       68                    (4%)       59.01
Gross Margin                       22.6%     23.3%   19.1%    17.4%                      9%       21.6%
Operating Income                     4.2       4.6     2.8      3.2                      9%        3.90
Operating Margin                    6.9%      8.1%    5.0%     4.7%                     13%        6.6%
Net Income                           2.0       2.4     0.4      0.8                     36%        1.69
Net-Margin                          3.4%      4.3%    0.7%     1.2%                     41%        2.9%
 x
Asset turnover                      1.61      1.69    1.59     1.73                    (2%)        1.64
 =
ROA                                   5%        7%      1%       2%                     38%          5%
 x
Leverage                            2.70      2.74    3.21     3.80                   (11%)        293%
 =
ROE                                  15%       20%      4%       8%                     23%         13%
                          TRAILING
EPS (before XO        $0.39        $0.39     $0.40   $0.07    $0.14                     40%        0.30
items)
DPS                                $0.00     $0.00   $0.00    $0.00
CFPS                             ($0.39)     $0.00   $1.49    $0.04                                0.15
(in millions)
Shares Outstanding                  3.17      6.01    5.71     5.71                   (18%)        4.78
Outstanding Debt                      15        14
Market Cap. @ Valuation              $11       $20
Date Price
Debt/Market Cap.                    139%       67%
Book Value                           $15
EBITDA                               5.3       5.6     3.8      4.2                      8%        4.95
--------------------------------------------------------------------------------------------------------
8/7/98 Price          $3.38
P/E                    8.65         P/CF             -8.65
2 yr. SA P/E           8.54          2 yr. SA P/CF  -17.31
2 yr. WA P/E           8.58          2 yr. WA P/CF  -12.98
3 yr. SA P/E          11.77          3 yr. SA P/CF    9.20
3 yr. WA P/E           9.93          3 yr. WA P/CF   63.28
4 yr. SA P/E          13.50          4 yr. SA P/CF   11.84
4 yr. WA P/E          11.10          4 yr. WA P/CF   23.12
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                  Jun-98    Jun-97  Jun-96   Jun-95                    CAGR      W. AVG

Flexsteel           (FLXS)
In ($MM)
Sales                                234       205     208      195                      6%      216.15
Gross Margin                       21.1%     15.6%   22.5%    15.9%                     10%       19.2%
Operating Income                     8.8       8.0     6.4      7.5                      5%        7.95
Operating Margin                    3.8%      3.9%    3.1%     3.8%                    (1%)        3.7%
Net Income                           6.9       6.1     4.5      5.2                     10%        6.01
Net-Margin                          3.0%      3.0%    2.2%     2.7%                      4%        2.8%
 x
Asset turnover                      2.28      2.10    2.17     2.04                      4%        2.18
 =
ROA                                   7%        6%      5%       5%                      7%          6%
 x
Leverage                            2.92      1.31    1.30     1.32                     30%        1.95
 =
ROE                                  20%        8%      6%       7%                     40%         12%
                          TRAILING
EPS (before XO        $0.99        $0.99     $0.86   $0.63    $0.73                     11%        0.85
items)
DPS                                $0.48     $0.48   $0.48    $0.48
CFPS                               $1.65     $1.87   $0.92    $1.62                      1%        1.57
(in millions)
Shares Outstanding                  6.96      7.02    7.17     7.18                    (1%)        7.04
Outstanding Debt                      $2        $3
Market Cap. @ valuation              $82       $82
date price
Debt/Market Cap.                      3%        3%
Book Value                           $79
EBITDA                              13.1      13.1    11.0     10.2                      9%       12.40
--------------------------------------------------------------------------------------------------------
8/7/98 Price         $11.75
P/E                   11.87         P/CF              7.12
2 yr. SA P/E          12.70          2 yr. SA P/CF    6.68
2 yr. WA P/E          12.41          2 yr. WA P/CF    6.82
3 yr. SA P/E          14.21          3 yr. SA P/CF    7.94
3 yr. WA P/E          13.25          3 yr. WA P/CF    7.34
4 yr. SA P/E          14.64          4 yr. SA P/CF    7.76
4 yr. WA P/E          13.77          4 yr. WA P/CF    7.50
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                  Jun-98    Jun-97  Jun-96   Jun-95                    CAGR      W. AVG

Pulaski Furniture   (PLFC)
In ($MM)
Sales                                166       161     169      166                    (0%)      165.25
Gross Margin                       20.8%     16.1%   20.0%    17.6%                      6%       18.9%
Operating Income                     9.7       0.0     8.3      5.7                     19%        6.12
Operating Margin                    5.8%      0.0%    4.9%     3.4%                     19%        3.7%
Net Income                             5       (2)       4        3                     18%        2.44
Net-Margin                          2.7%    (1.0%)    2.5%     1.6%                     18%        1.4%
 x
Asset turnover                      1.60      0.08    1.51     1.50                      2%        1.12
 =
ROA                                   4%      (0%)      4%       2%                     21%          3%
 x
Leverage                            1.94      2.04    2.05     2.08                    (2%)        2.00
 =
ROE                                   8%      (0%)      8%       5%                     18%          5%
                          TRAILING
EPS (before XO        $1.62        $1.62   ($0.58)   $1.50    $0.95                     19%        0.87
items)
DPS                                $0.68     $0.67   $0.63    $0.59
CFPS                               $4.80   ($0.03)   $4.98  ($0.41)                  #NUM!         2.87
(in millions)
Shares Outstanding                  2.82      2.81    2.81     2.86                    (0%)        2.82
Outstanding Debt                     $40       $46
Market Cap. @ valuation              $72       $71
date price
Debt/Market Cap.                     56%       64%
Book Value                           $55
EBITDA                              15.2       5.1    13.5     11.0                     11%       11.39
--------------------------------------------------------------------------------------------------------
8/7/98 Price         25 3/8
P/E                   15.66         P/CF              5.29
2 yr. SA P/E          48.80          2 yr. SA P/CF   10.64
2 yr. WA P/E          28.62          2 yr. WA P/CF    7.95
3 yr. SA P/E          29.97          3 yr. SA P/CF    7.81
3 yr. WA P/E          29.28          3 yr. WA P/CF    7.88
4 yr. SA P/E          29.08          4 yr. SA P/CF   10.87
4 yr. WA P/E          29.20          4 yr. WA P/CF    8.85
--------------------------------------------------------------------------------------------------------


The following were provided in paper format only by Bloomberg L.P.



Shopsmith Inc. Equity Description

Shopsmith Inc. Equity Bar Chart

Devlieg-Bullard, Inc. Description

Devlieg-Bullard, Inc. Bar Chart

DMI Furniture, Inc. Description

DMI Furniture, Inc. Bar Chart

Flex Steel Industries, Inc. Description

Flex Steel Industries, Inc. Bar Chart

Pulaski Furniture Corporation Description

Pulaski Furniture Corporation Bar Chart

Thermwood Corporation
Private Company Comparable Analysis






  Conclusion: No private company transactions were found

  to be sufficiently comparable to base a valuation conclusion.

  The transaction summaries on the following pages of this

  section are the deals examined which were deemed to be closest to a reasonable comparable.


             [Examined deals deemed to be close have been omitted.]

Thermwood Corporation
Payback Analysis



                  Equity Value Under Current Capital Structure

                                         $14,523

                                      ------------------------------------------
           Free Cash      After Tax     Residual       Cumulative
             Flow         Interest      Cash Flow      Cash Flow      Payback
1998        $1,681         ($167)        $1,848          $1,848
1999        $1,742         ($176)        $1,918          $3,766
2000        $1,873         ($184)        $2,058          $5,824
2001        $1,789         ($194)        $1,983          $7,807
2002        $2,033         ($203)        $2,236         $10,043
2003        $2,311         ($214)        $2,524         $12,567
2004        $3,004         ($224)        $3,228         $15,795       Year 7
                                      ------------------------------------------

Thermwood Corporation
Benchmark Analysis Under Current Capital Structure



                                                                                1998

      Price (1)                Price/      Price/                   Price/                TIC (3)      TIC/        TIC/
       (000's)                  Sales     Book (2)       PE         1999EE                (000's)      EBIT       EBITDA
                             -------------------------------------------------                        ----------------------

       $14,523                  0.66x       2.40x       9.48x       8.59x                 $17,411      6.40x       5.57x


(1)      Price defined as value of equity as determined by discounted cash flow.

(2)      Book value as of 7/31/98.

(3) TIC is Total Invested Capital. Present value of free cash flows as determined by discounted cash flow.

                     Control Premiums and Strategic Mergers

                               by George P. Roach


         It has been asserted recently that control premiums have disappeared from the present equity markets, that only strategic mergers offer any significant control premiums today. After having examined a database of 1446 transactions between 1992 and 1997, I have found no support for this theory. Control premiums have varied within a fairly narrow range for the last six years with no discernible trend and no distinction between the level of control premiums for strategic and non- strategic mergers although it does appear that strategic mergers as a percentage of all mergers have declined substantially in the last six years. The statistics also show no significant differences in control premiums for any of the specific years. There is also no significant difference between the median values for value or control premiums when the acquiring company and acquisition have different or the same primary SIC codes except that there may be a slight premium for circumstances in which the two companies are not in the exact same primary SIC codes but are very close to each other. Finally there are some significant distinctions between the valuation measures and control premiums by industry classification of the acquisition.

The Data

         This database includes 1446 mergers or acquisitions between January of 1992 to November 1997. The data includes the names of the buyers and sellers, their primary four digit SIC code and calculated data for the acquisition price to earnings ratio ("P/E"), price book ratio ("P/B"), price to revenue ("P/R"), the ratio of total invested capital to earnings before income tax and depreciation and amortization ("TIC/EBITDA"), the control premium in relation to the acquired's stock price five days before the announcement of the acquisition ("Five Day Premium") and the control premium in relation to the acquired's stock price thirty days before the announcement of the acquisition ("Thirty Day Premium").

         A preliminary review of the data shows some data points that are meaningless and inappropriate for the study but to avoid any subjective bias (my deletions may not agree with those of someone else) I have chosen to deal with all the raw data unabridged and unadjusted. As a result, average figures will not be meaningful in this study and my conclusions will be based on median values. Meaningless averages means that the standard deviations would be similarly biased so that the test for significant differences will be done crudely by eye.

Data Sorted by SIC Code of the Acquisition

         Exhibit I summarizes the data by the year of acquisition. I perceive no distinctions to be made in any of the measures for any particular year. No one year appears distinct nor is there an apparent trend in either direction. Given the consistent rise in the market over this period, this would seem to indicate that there is no correlation between the absolute level of the market and control premiums or valuation measures. As a side note, it is interesting to note that while the P/E remains relatively steady, the P/R ratio rises dramatically over the period. Given the stability of the other value measures, this may be possibly explained because companies with lower earnings margins have been acquired in the recent years.

         Exhibit II summarizes the data by the four digit SIC Code of the acquisition and shows the most distinctions of any of the three exhibits. P/E ratios are about the same except that the P/E for the financial sector is fairly low and that for the 7000 segment of the service industries is fairly high. Price to book ratios were low for mining and very high for agriculture; communication and transportation may also be significantly high. Price to revenue ratios were distinctly low for agriculture and wholesale/retail and maybe high for the 7000 segment of the services industry. Control premiums appear indistinct except those for agriculture appears low and high for the 7000 segment of the services industry. Exhibit III lists a cross tabulation of the number of mergers by SIC Code grouping by year. There does not appear to be any pronounced pattern; all groups have maintained about the same share of the annual number of mergers for the last six years.

         Exhibit IV summarizes the data by the absolute difference in four digit SIC Codes of the acquirer and the acquisition. The data appear to belie the theory that strategic mergers, mergers in which the two companies have the same primary SIC Code, provide larger control premiums. The only distinction that may be found is that the valuation measures and control premiums are higher for the category in which the two companies do not have the same SIC Code bu the difference is small less than ten absolute digits. Perhaps acquirers are willing to pay more for a supplementary product line that is similar but still a little different. On the other hand, it is questionable whether the assignment of some SIC Codes is so exacting that a difference in a couple digits is significant at all. Otherwise, the difference is not so large as to demand an explanation if one exists.

         The cross tabulation in Exhibit V that shows that strategic mergers have declined from about 53% of the total number of mergers to 32% in six years. Despite this change in mix, control premiums have remained fairly steady. Perhaps this contradiction, more than any other data, best refutes the theory that control premiums have declined for non-strategic mergers.

         Exhibit VI is a check to ensure that the form of payment does not influence the purchase price or control premium. It shows that there is no distinct difference between the valuation measures or control premiums whether the acquisition is made for stock, cash or a combination of the two. The data for this exhibit were drawn from only the strategic mergers. Similar results were obtained when the data were restricted only to mergers and acquisitions for banks, using only one four digit SIC Code.

                 Review of Control Premiums Exhibit I
                          Sorted by Year of Acquisition




           Observations    P/E    P/Book Value  P/Revenue  TIC/EBITDA     5 Day Premium  30 Day Premium

     1992       60         21.06       N/A          0.53       N/A              23.4%      32.3%
     1993      120         17.56       N/A          0.66       N/A              31.5%      36.1%
     1994      201         20.42       N/A          0.69       N/A              26.2%      33.5%
     1995      279         19.15      3.75          1.23      11.40              2.1%      39.2%
     1996      414         23.51      2.87          1.39       9.42             23.9%      31.1%
     1997      372         23.87      2.84          1.84       9.09             28.0%      37.8%

All Years     1446         22.17      2.97          1.33       9.42             27.0%      35.7%


                Review of Control Premiums Exhibit II
                  Sorted by SIC Code of the Acquisition



          Observations      P/E    P/Book Value     P/Revenue     TIC/EBITDA    5 Day Premium    30 Day Premium


SIC Codes

1-999              6       23.48      17.44          0.96          11.02           14.3%             3.25
1001-1999         66       26.04       2.16          2.06           9.64           24.6%             34.7%
2001-2999         121      22.77       3.91          1.28           9.42           24.2%             30.7
3001-3999         273      26.46       3.82          1.12           12.13          29.1%             39.5%
4001-4999         114      25.36       4.71          1.96           12.65          26.3%             34.3%
5001-5999         105      23.53       2.61          0.44           11.19          27.0%             31.4%
6001-6999         496      18.26       2.06          1.35           5.91           25.6%             34.0%
7001-7999         155      37.38       4.61          2.00           15.09          30.0%             46.1%
8001-8999         110      27.21       4.26          1.33           12.26          27.2%             36.2%

All Codes         1445     22.17       2.97          1.33           9.42           27.0%             35.7%


                Review of Control Premiums Exhibit III
                        Cross Tabulation of Observations
                        Year of Acquisition and SIC Code




              1992     1993     1994     1995     1996     1997      Total

SIC Codes

1-999            3        0        0        1        1        1        6
1001-1999        3        6       10       13       16       18       66
2001-2999        6       10       20       26       33       26      121
3001-3999       10       23       43       49       76       72      273
4001-4999        6        6       15       32       25       30      114
5001-5999        4        7       11       25       32       26      105
6001-6999       17       49       71       84      153      122      496
7001-7999        6        9       17       29       47       47      155
8001-8999        5       10       14       20       31       30      110
Total           60      120      201      279      414      372     1446


SIC Codes

1-999              5.0%     0.0%     0.0%     0.4%     0.2%     0.3%     0.4%
1001-1999          5.0%     5.0%     5.0%     4.7%     3.9%     4.8%     4.6%
2001-2999         10.0%     8.3%    10.0%     9.3%     8.0%     7.0%     8.4%
3001-3999         16.7%    19.2%    21.4%    17.6%    18.4%    19.4%    18.9%
4001-4999         10.0%     5.0%     7.5%    11.5%     6.0%     8.1%     7.9%
5001-5999          6.7%     5.8%     5.5%     9.0%     7.7%     7.0%     7.3%



6001-6999         28.3%       40.8%       35.3%       30.1%       37.0%       32.8%       34.3%
7001-7999         10.0%        7.5%        8.5%       10.4%       11.4%       12.6%       10.7%
8001-8999          8.3%        8.3%        7.0%        7.2%        7.5%        8.1%        7.6%
Total            100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%





                Review of Control Premiums Exhibit IV
                  Sorted by Differences in Four Digit SIC Codes
                           Of Acquirer and Acquisition


                      Observations   P/E   P/Book Value     P/Revenue   TIC/EBITDA   5 Day Premium   30 Day Premium

Medians

Difference of 0            600      20.98      2.60          1.28         8.96         25.7%          33.3%
Difference of 1 - 9        142      25.13      3.25          2.04         9.81         32.5%          42.6%
Difference of 10 - 48      184      2014       2.51          1.13         7.58         25.0%          34.3%
Difference of > 50         520      23.86      3.36          1.25         10.37        27.7%          37.0%
All Observations           1446     22.17      2.97          1.33         9.42         27.0%          35.7%

Averages

Difference of 0            600      35.09      40.07         5.42         17.45        37.2%          44.0%
Difference of 0 - 9        142      52.88      4.34          2.99         17.67        41.0%          51.7%
Difference of 10 - 48      184      39.72      4.23          2.39         8.90         37.1%          43.5%
Difference of
   greater than 50         520      41.22      21.52         4.09         35.82        50.8%          51.5%




                      Review of Control Premiums Exhibit VI
                Comparison of Control Premiums By Form of Payment
                 Where Both Companies Have Some Primary SIC Code


                              Observations      P/E    P/Book Value     P/Revenue    TIC/EBITDA    5 Day Premium    30 Day Premium

Cash                               141         21.15      2.45            0.72         0.52           25.7%            34.3%

Combination of Cash and Stock       95         18.77      1.88            1.10         9.46           28.2%            33.6%

Stock                              302         21.26      3.01            1.65         8.32           26.7%            33.5%

Unknown                             58         22.08      1.40            1.00         6.99           20.6%            31.3%

Combined Group                     596         20.98      2.60            1.28         8.96           25.7%            33.3%


                              Goelzer & Co., Inc.,


Goelzer & Co., Inc.'s principals have been providing investment banking, business valuation, financial advisory and related services since its inception in 1969. Our reputation for quality and integrity has established us as a leading provider of valuation services and financial opinions.

The firm performs its specialized services for a broad range of clients. These clients include entities such as corporations and partnerships that operate in a wide range of industries and situations. Goelzer & Co., Inc., is qualified as an expert witness in the U.S. Tax, U.S. District and other relevant courts. The firm has been retained by private counsel, bank trust departments, accounting firms, financial/estate planners, and business owners and officers. Goelzer has also been hired by the Regional Counsel and Appellate Division of the Internal Revenue Service.



                INVESTMENT BANKING & BUSINESS VALUATION EXPERTISE

Goelzer has been involved in investment banking activities including structuring transactions, selling businesses and raising capital since the founding of the firm. Goelzer also acts as financial advisor to numerous established Employee Stock Ownership Plans ("ESOP's") as well as ESOP's-in-formation.

A large proportion of business valuations are conducted to address legal matters and are in conjunction with corporate finance transactions. When objective expertise is required to solve a business valuation issue, Goelzer & Co., Inc., has the experience. Our valuation professionals have been called upon to provide financial consulting and opinions of value in a myriad of circumstances. The areas covered include, but are not limited to, the following:


                    *      ESOP's
                    *      Estate and Gift Taxes
                    *      Mergers and Acquisitions
                    *      Shareholder Buyouts
                    *      Corporate Reorganizations and Dissolutions
                    *      Marital Dissolutions
                    *      Financial Restructuring
                    *      Public Offerings
                    *      Going Private
                    *      Dissenters' Rights
                    *      Shareholder Disputes


An impartial, unbiased opinion is often essential in cases requiring a subjective value judgment. Goelzer & Co., Inc., goes to great lengths to ensure confidentiality and maintain an objective posture in addressing the needs of clients.

                                    SERVICES

Goelzer & Co., Inc., has provided a wide variety of investment banking, business valuation and corporate financial advisory services to our clients. These include:


                      *      Fairness Opinions
                      *      Solvency Opinions
                      *      Minority Share Valuations
                      *      Comprehensive Written Reports
                      *      Expert Witness Testimony
                      *      Litigation Support
                      *      Third Party Sales of Businesses
                      *      Raising Capital
                      *      Business and Investment Strategies
                      *      Transaction Support
                      *      Negotiation Support



                                   EXPERIENCE

For over thirty years, Goelzer & Co., Inc.,'s principals have provided valuation services to a diverse range of clients engaged in a broad variety of businesses. These include:

                      *      Commercial and Savings Banks
                      *      Distributors and Wholesalers
                      *      Industrial and Manufacturing Companies
                      *      Retailers
                      *      Restaurant Operators
                      *      Service Companies
                      *      Holding Companies
                      *      Oil Refiners
                      *      Investment and Venture Funds
                      *      Contractors


                               PROFESSIONAL STAFF

Goelzer & Co., Inc., Business Valuation Professionals bring a wealth of experience to bear in addressing our clients' needs. Cumulatively, the professional members of our team have been providing valuation and financial advisory services to the business community for over a century. The expertise acquired by our professionals over the years has proven invaluable in numerous cases where subjective judgment and experience have played a key role in the valuation process.

Goelzer & Co., Inc., has the demonstrated ability to get to the heart of an issue, organize the challenge into a readily understandable report and offer answers and solutions based on solid analytical skills gained through many years of experience.


Don W. Goelzer, President and Founder of Goelzer & Co., Inc., has worked in the securities industry for over forty years. Prior to founding Goelzer & Co., Inc., in 1969, Mr. Goelzer was Vice President and Head of the Trading Department which he created at City Securities Corporation in Indianapolis. In this capacity, Mr. Goelzer became well versed in all aspects of investment banking, including structuring, pricing and underwriting various municipal obligations, corporate equity and debt issues and private placements of equity and debt issues. Mr. Goelzer has conducted and overseen hundreds of valuation engagements since founding the firm and has provided expert witness testimony in numerous cases over the past two decades. Mr. Goelzer served as a member of the District 8 Committee of the National Association of Securities Dealers, Inc., and is a past President and member of the Board of Directors of the Indianapolis Bond Club. Mr. Goelzer is also a member of the National Security Traders Association and founder and past director of the Indianapolis Security Traders Association and a member of the Indianapolis Society of Financial Analysts and the Association for Investment Management and Research.

Mr. Goelzer is a graduate of the Indiana University School of Business where he continues to play an active role in alumni affairs in various capacities.


George G. Cassiere, CFA, Managing Director, joined Goelzer from Eli Lilly and Co. where he was a treasury professional holding corporate finance responsibilities. Mr. Cassiere entered Goelzer in 1993 as a Vice President and has since been promoted to Managing Director. Mr. Cassiere has either led, or been actively involved in, several hundred engagements and has been asked to testify in court or in depositions on several occasions since joining the firm.

In the Eli Lilly treasury position, Mr. Cassiere completed numerous valuations in conjunction with stock repurchases, acquisitions and divestitures. He was integrally involved in the issuance of over $1 billion in various debt instruments and played a key role in design and implementation of an interest rate management process during his tenure at Lilly. Mr. Cassiere was a key member of the Treasury/Pension team that structured a $200 million leveraged ESOP expansion in 1991. In addition to working for Lilly, Mr. Cassiere was an investment banker for First Fidelity Mortgage Corporation, specializing in private placements. In this capacity, Mr. Cassiere worked closely with institutional investors finding and arranging placements to fit the needs of the respective portfolios. Part of these placement activities included determining the value of real estate related to privately held companies.

Mr. Cassiere was published in the March 1996 and June 1994 issues of Business Valuation Review and the May 1994 issue of Indiana Business Magazine and has been invited to speak by the Indiana Continuing Legal Education Foundation, The Estate Planning Council of Indianapolis, University of Virginia, Butler University and other professional organizations. Mr. Cassiere is a member of the Association for Investment Management Research (AIMR), the American Society of Appraisers (ASA), the ESOP Association, and was named to the Finance Committee of the National ESOP Association in 1997. In 1998, Mr. Cassiere and was selected as one of "40 Under Forty" by the Indianapolis Business Journal.

Mr. Cassiere holds an MBA degree with emphasis in Finance from the University of Virginia and graduated with honors from Florida State University with a BS degree in Finance.


Brett D. McKamey, CFA, Managing Director, has been providing business valuations and corporate advisory services since joining the firm in January 1990. Mr. McKamey is a Chartered Financial Analyst (CFA) and member of the Association for Investment Management and Research (AIMR) and the Indianapolis Financial Analysts Society.

Prior to his tenure with Goelzer, Mr. McKamey served as a Financial Consultant with Shearson Lehman and as a Funding Specialist at InterFirst Bank, Dallas, and London, England. In these positions he provided financial consulting and investment advisory services and was responsible for performing detailed financial analyses on domestic and international borrowers. Mr. McKamey also developed computer programs to monitor cash flows and perform cost-benefit analyses. In addition he played a key role in the development of a Loan Syndication Group at InterFirst Bank-London, England and was actively involved in the structure and sale of loan participations from InterFirst's London Offices. Mr. McKamey has either led or been actively involved in dozens of engagements since joining Goelzer in 1990.

Mr. McKamey is a graduate of Brebeuf Prepatory School in Indianapolis and graduated cum laude from Indiana University School of Business with a degree in Finance.


Julian A. Kiser, Senior Vice President, has been actively engaged in the securities and valuation business since 1937. Prior to joining Goelzer & Co., Inc., in 1981, Mr. Kiser served as Chairman of the Board of Kiser, Cohn & Shumaker, Inc., an Indianapolis-based investment banking firm that was merged with Goelzer & Co., Inc., During his tenure with Kiser, Cohn & Shumaker, Mr. Kiser worked in many facets of the investment banking business including securities analysis and research, originating and managing corporate underwritings, merger and acquisition negotiations and business valuations. Mr. Kiser has also provided expert witness testimony on several occasions. Mr. Kiser is a member and past President of the Indianapolis Society of Financial Analysts, past member of the District 8 Committee of the NASD and past member and Vice Chairman of the Board of Governors of the NASD.

Mr. Kiser graduated Phi Beta Kappa from the University of Chicago School of Business in 1937.


Andy L. Beasley, Vice President, joined Goelzer in February 1997 from Cummins Engine Company where he was a Business Analysis Manager. Mr. Beasley conducts Goelzer's business valuations and is integrally involved in all investment banking engagements.

At Cummins, Mr. Beasley held various corporate finance responsibilities. He performed business valuations for mergers, acquisitions and divestitures, led financial negotiations and designed the capital structure for two international joint ventures. He also performed capital budgeting analysis, managed capital expenditures in excess of $100 million and played a key role in strategic planning for Cummins Power Generation business unit.

Mr. Beasley holds an MBA degree in Finance from Indiana University and a BS degree in Mechanical Engineering from Purdue University. Prior to graduate school in Bloomington, Andy worked for Eli Lilly and Company as a project engineer and analyst for major capital spending projects. He is a member of the Association for Investment Management and Research and is a CFA candidate.


Dan M. Rosio, Financial Analyst, joined Goelzer in May 1997. Mr. Rosio holds an MBA from Butler University, July 1993; a BS degree from the School of Management at Purdue University, December 1991; and is a member of the American Society of Appraisers (ASA).

Prior to joining Goelzer, Mr. Rosio served the Indiana Department of Education as the Fiscal Policy Analyst for the Superintendent of Public Instruction, and also served as a Budget Analyst for the Governor's fiscal management office, the State Budget Agency. During the 1997 Indiana General Assembly legislative session, Dan helped design and implement a new school funding distribution formula to promote greater equity in local school funding.

While attending Butler, Dan worked as a business valuation intern at Goelzer. He also completed internships with NBD Bank in the investment and trust divisions in 1991 and 1993 during his undergraduate studies. Mr. Rosio's primary responsibilities with Goelzer include construction and evaluation of financial models, financial statement analysis, forecasting, and due diligence relating to business valuations. Since joining Goelzer, Dan has completed work on over 50 valuations.


Frederick S. Cuthbert, II, Vice President, has been involved in the investment securities industry since 1964. Prior to joining Goelzer & Co., Inc., in 1989, Mr. Cuthbert served as Vice President of Collett & Co., Inc., the highly regarded Indianapolis-based investment banking firm which managed the initial public stock offerings of Eli Lilly and Co., Ball Corporation, L.S. Ayres & Company, and Hook Drugs. While at Collett & Co., Inc., Mr. Cuthbert served as portfolio manager, securities analyst and business appraiser. For several years he worked closely with the Appellate Division of the IRS and served as an expert witness for the Department of Justice. Mr. Cuthbert earned his B.A. degree from Vanderbilt University in 1963 and his MBA from Butler University in 1973.

Mr. Cuthbert is a member of the Indianapolis Bond Club and the Indianapolis Security Traders Association.


Neal A. Smith, CFA, Investment Officer, also performs business valuations at Goelzer. As a member of Goelzer Investment Management's Investment Policy Committee, he serves as a research analyst covering both equity and fixed-income securities. Mr. Smith's work in this capacity enhances his knowledge and skills used in the valuation process. Prior to joining Goelzer, Neal was an associate of Martin Capital Management, an Elkhart-based investment advisory firm with $250 million under management. As one of four investment professionals at that firm, he specialized in the valuation of publicly traded businesses, served as the lead investment trader and actively managed individual portfolios as well as institutional investment accounts. Mr. Smith began his financial career as a Personal Trust Portfolio Manager at Citizens National Bank of Evansville in June 1987 where he managed personal trust accounts valued at $90 million. In addition, he was responsible for the portfolio management of three bond funds for personal trust accounts, representing over $25 million of the bank's nine common trust funds total. Mr. Smith has over ten years of valuation, trust and investment management experience.

Born and raised in Muncie, Neal ranked second in the class of 1982 at Muncie Northside High School. He majored in Finance at the University of Notre Dame and received his B.A. degree in Business Administration in 1986. Concentrating in Accountancy and Finance, Neal earned his M.B.A. from the University of Notre Dame Graduate School of Business, graduating with honors in 1987.


Robert M. Stutz II, Financial Analyst, joined Goelzer in the summer of 1996 as an intern. Mr. Stutz holds a B.S. in Finance from Butler University, May, 1997. Prior to working with Goelzer, he completed a four hundred hour internship with Merrill Lynch. Mr. Stutz's primary responsibilities with Goelzer include construction and evaluation of financial models, financial statements analysis, forecasting, and due diligence relating to business valuations. Rob joined the firm full time in July 1997. Mr. Stutz's has been involved in over 50 valuation projects since 1996.

                   REPRESENTATIVE CLIENTS & INDUSTRIES SERVED

o GSC Industries,  August 1998
Parts  Manufacturer  Arranging  financing for recapitalization.

o Accurate Castings,  Inc. August 1998
Metal Casting Operations Providing
valuation and merger and acquisition advice.

o Mount  Trucking,  August 1998
Trucking Operations Acting as corporate finance advisor to owner.

o Whallon  Industries, August 1998
OEM  Manufacturer  Hired as exclusive
agent in conjunction with the sale of
100% of the common equity.

o Bryan  Steam  Corp.,  August  1998
Boiler   Manufacturer   Engaged  as
management's  representative  to
complete buyout of company with an entity supported by management.

o Thermwood, August 1998
Fairness Opinion
Completed fairness opinion
in conjunction with recapitalization.

o VitaChlor Corporation, August 1998
Corporate Estate
Completing an opinion of
fair market value on a minority share basis.

o Perkins Specialized Transportation, Inc., August 1998
Specialty Trucking Operator
Delivered  opinion of fair  market
value of company and rendered additional corporate finance advice.

o Delaware Machine & Tool Co., June 1998
Tool and Die Manufacturer
Acting  as  financial  advisor  to
ESOP in formation, including providing a valuation of shares offered for sale to the ESOP.

o B&B Tool & Die, June 1998
Tool and Die Manufacturer
Acting  as  financial  advisor  to
ESOP in formation, including providing a valuation of shares offered for sale to the ESOP.

o Campbell Family Limited Partnership I & II,  August 1998
Family Limited Partnership Rendering an
opinion of fair market value.

o Farmers & Merchants Bancorp, August 1998
Corporate Estate
Rendered an opinion of fair market
value of a block of shares for
Estate of Mrs. Merlyn L. Cook.

o John F. Goss Law Firm, August 1998
Corporate Estate
Delivered opinion of fair
market value for estate purposes.

o Laughner Brothers, Inc., August 1998
Cafeteria  Operators
ESOP Update

o Marten Family Limited Partnership,  August 1998
Family Limited Partnership
Rendered opinion of certain Partnership interests.

o Helen L.  Muehlenbein  Family  Limited  Partnership,
August  1998
Family Limited Partnership Rendered opinion of certain Partnership interests.

o RACO, Inc., August 1998
Telecommunications
Equipment Contractors
ESOP Update

o Reese Central Wholesale, Inc., August 1998
Wholesale Distributor
ESOP Update

o Roesch Family Limited Partnership,  August 1998
Family Limited Partnership
Rendered opinion of certain Partnership interests.

o Jim Ross & Son, Inc., August 1998
Excavator and Industrial Plant Maintenance
Rendered an opinion of certain common shares for internal purposes.

o Lafayette Bancorporation, August 1998
Financial Institution
Rendered an opinion of certain
common shares held by Estates of George Delong and Mary McQueen.

o Bevcher, August 1998
Family Limited Partnership
Provided opinion of fair market
value of equity interests held by
decedent John E. Scott.

o Staton Family Limited Partnership, August 1998
Family Limited Partnership
Rendered opinion of certain Partnership interests.

o Weaver  Popcorn  Company, August  1998
Popcorn  Production/Sales  Valued
non-voting common equity shares.

o Wilco Corporation, August 1998
Electronic Components Manufacturer
ESOP Update

o Hensley Family  Associates  L.P.,  August 1998
Family Limited  Partnership
Rendered opinion of certain Partnership interests.

o Engineered Medical Systems,  Inc., August 1998
Medical Device Manufacturer
Completed valuation of common equity on a minority basis.

o Guyer, The Mover, Inc. July 1998
Moving Contractors
Provided consulting services to shareholder.

o Haase Farms, Inc. and Knightstown Elevator, July 1998
Farming and Elevator Operations
Delivered opinion of fair market value of certain common shares.

o Justus Rental Property, July 1998 Real Estate Valued common equity on minority share basis.

o PRO Plastics Equipment, Inc., July 1998 Manufacturer's Representative Rendered corporate finance advice for internal purposes.

o Yosemite (Mallory), July 1998
Corporate Estate
Valued common equity held by the estate of Paul W. Sindlinger.

o Tank Industry Consultants, Inc., July 1998
Industrial Container Manufacturer
ESOP Update

o The Printing Company, Inc., July 1998
Printing/Mailing Consultants
ESOP Update

o Square Deal Engineered Tooling, July 1998
Tool & Die Manufacturer
ESOP Update

o Market Share, Inc., June 1998
Financial Services
Updated previous valuation of certain common shares in the Company's Employee Stock Ownership Plan (ESOP).

o Bovard Funeral Home, L.P., June 1998
Funeral Services
Rendered opinion of fair market value of limited partnership units for gifting purposes.

o General Devices Co., Inc., June 1998
Electronic Equipment Enclosure Manufacturing
Rendered an opinion of the fair market value of the common stock on a per share minority basis.

o Columbus Container Illinois, Inc.,/Columbus Trucking Co., June 1998 Corrugated Cardboard Manufacturers/Distributors Rendered an opinion of the fair market value of certain common stock.

o Rebecca A. Livingstone Estate, June 1998
Real Estate Partnership
Rendered an opinion of fair market value of common shares of J.C. Halstead Farm, Inc., for federal estate tax purposes.

o Huntington Bancorp (joint venture) Check Exchange System Company, May 1998 Financial Services/Computer Software Provided corporate finance and valuation consulting services.

o Achieve Health Care, May 1998
Health Care Information Systems
Rendered an opinion of the fair market value of a minority interest of the common stock.

o Foley Hardwoods, Inc., May 1998
Sawmill and Lumber Producer
Updated the appraisal of the fair market value of the common stock held in the Employee Stock Ownership Trust.

o Didier Corp., May 1998
Rendered opinion of fair market value of common equity on minority and control basis.

o Boyce Limited Partnership, May 1998
Real Estate
Rendered an opinion as to the fair market value of certain limited partnership interests.

o MicroMetl, May 1998
HVAC Manufacturer
Rendered an opinion of the fair market value, on a minority basis, of the outstanding common equity for estate planning purposes.



o Romar Christian Book Store, Inc., April 1998
Retailer
Appraised the fair market value of the common shares in conjunction with a contemplated transaction.

o Madeira Partners LP, April 1998
Limited Partnership
Rendered an opinion of fair market value of certain limited partnership units for federal estate tax purposes.

o Tank Industry Consultants, Inc., April 1998
Engineering Consultants
Updated an opinion of the fair market value of common shares held by the Employee Stock Ownership Plan ("ESOP").

o Roth Family Limited Partnership I and II, April 1998
Financial Partnership
Rendered an opinion as to the fair market value of certain limited partnership interests for federal and state tax purposes.

o Skelton Family Limited Partnership, April 1998
Limited Partnership
Rendered an opinion as to the fair market value of the Nevada limited partnership interests for estate tax purposes.

o Waddell Battery, April 1998
Distributor
Acted as financial advisor to ESOP and provided an opinion of the fair market value of certain common shares offered for sale to the ESOP.

o Culpepper Family Limited Partnership, April 1998
Limited Partnership
Rendered an opinion as to the fair market value of certain limited partnership interests.

o Corydon Corp.; Daviess County Lodging Corp.; and, Batesville Inn, Inc., April 1998 Hotel/Motel Facilities Determined the fair market value, on a minority basis, of the common equity of the Companies for a potential merger transaction.

o Johnston Family Limited Partnership, April 1998
Limited Partnership
Rendered an opinion as to the fair market value of certain limited partnership units.

o WMM Farms Family Limited Partnership, April 1998
Real Estate Partnership
Rendered an opinion of fair market value of certain limited partnership units for the purpose of establishing the value for federal and state tax purposes.

o St. Elmo's Steak House, April 1998
Restaurant
Rendered services in support of mediation.

o Early Family Limited Partnership,  April 1998
Financial Partnership
Rendered an opinion of fair market value of certain family limited partnership units for federal estate tax purposes.

o Hartford Concrete, April 1998
Manufacturer, Precast Concrete
Updated our opinion previously rendered for Employee Stock Ownership Plan (ESOP) transaction.

o Sydor Family Limited Partnership, April 1998
Limited Partnership
Rendered an opinion of fair market value of certain family limited partnership units to be used for federal estate tax purposes.

o Haislup Family Limited Partnership, April 1998
Limited Partnership
Rendered an opinion of fair market value of certain limited partnership units solely for the purpose of establishing the value for federal gift tax purposes.

o Flanner & Buchanan, Inc., March 1998
Funeral Home Services
Rendered an opinion of the fair market value of common equity for federal and state tax purposes.

o Lawrence W. Inlow Estate, March 1998
Personal Estate
Opined as to the reasonableness of valuation conclusions of the aggregate position in Conseco common equity, and options equivalents held at the date of death.

o Home News Enterprises, March 1998
Printing/Publishing/Distribution
Rendered an opinion of the fair market value, on a minority basis, of certain limited liability company ("LLC") units, for internal and tax purposes.

o Rayanna Corporation, March 1998
Printing/Publishing/Distribution
Rendered an opinion as to the fair market value of certain common equity shares, for internal and tax purposes.

o Square Deal Engineered Tooling, March 1998
Specialty Engineering Designer and Producer
Rendered an opinion of the fair market value of common equity in conjunction with the formation of a Company Employee Stock Ownership Plan.

o Hahn Systems Inc., February 1998 -
Building Construction Distributor
Rendered an opinion of the fair market value of the common stock.

o Performance Solutions Inc., February 1998
Engineering Services
Determined the fair market value of a limited liability company to be established.

o Kerman Carpet Company, Inc., February 1998
Retail Sales
Determined the value of certain common shares of Kerman Carpet Company, Inc., and Benny's Carpet and Remnant Mart, Inc.

o Miller Veneers, Inc., February 1998
Manufacturer, Veneer Products
Provided an opinion of fair market value of common non-voting equity for gifting purposes.

o Wilson Farm Limited Partnership, February 1998
Real Estate Partnership
Rendered an opinion as to the fair market value of certain limited partnership units.

o Standard Die Supply, Inc., February 1998
Tool & Die
Rendered an opinion of fair market value of certain common shares for the purpose of establishing the value for federal estate tax purposes.

o Wilds Family Limited Partnership, January 1998
Financial Partnership
Rendered an opinion as to the fair market value of a limited partnership interest for establishing the value for federal and state tax purposes.

o Data Processing Services, Inc., January 1998
Computer Software Development
Rendered an opinion of the fair market value in conjunction with a contemplated shareholder transaction and federal and state tax purposes.

o Service Supply, January 1998
Fastener Distributor
Determined the fair market value of the common stock on a control basis in support of acquisition negotiations.

o Garnet Limited Partnership, January 1998
Limited Partnership
Rendered an opinion as to the fair market value of a 1% limited partnership (formed under the laws of the state of Nevada) interest, for the purpose of establishing the value of said interests for federal and state tax purposes.

o KDI, January 1998
Parts Manufacturer
Determined the fair market value of certain common shares of the Company, predicated on the terms set forth in a shareholders agreement, for use in conjunction with the purchase of certain shares under this agreement.


o Horner Limited Partnership, December 1997
Limited Partnership
Rendered an opinion as to the fair market value of a block of 24 limited partnership units owned by Mary Maxine Horner as of the date of her death, for the purpose of settling her estate.

o Andi, Inc., December 1997
McDonald's Restaurant Franchise Entity
Determined the fair market value of certain common shares of the Company for a potential sales transaction.

o Kellerman Land Corp., December 1997
Real Estate
Determined the minority and non-marketability discounts for certain shares for gifting purposes.

o Richard L. Buck Estate, December 1997
Automotive Mold Manufacturer
Rendered an opinion of the fair market value of the outstanding common equity of Quality Gage Co., Inc., owned by Richard L. Buck.

o Raikos Limited Partnership, December 1997
Limited Partnership
Determined the fair market value of certain limited partnership units for gifting purposes.

o Schmoll Development, December 1997
Real Estate
Rendered an opinion of the fair market value of certain limited partnership units and also rendered a valuation of all of the General Partnership units for the purpose of establishing the value of said units for federal, state and local tax purposes.

o Estate of Ernest Rathz, November 1997 -
Rendered an opinion of fair market value of certain common shares of Melaun Industries, Inc., held at the date of death, for federal estate tax purposes.

o Icon, November 1997
Trade Show Display Manufacturer
Determined the fair market value of the common equity in support of merger negotiations.

o Electronic Bookshelf Inc., November 1997
Educational Software Developer
Rendered an opinion of intrinsic value of the Company's common equity.

o Callon Family Limited Partnership, November 1997
Limited Partnership
Rendered an opinion as to the fair market value of Nevada limited partnership ("LP") interest for estate and gift tax purposes.

o Acorn Distributors, Inc., November 1997 Food Service Distributors Determined the fair market value of the common stock.

o Heartland Steel, Inc., November 1997
Steel Services
Rendered an opinion of fair market value of a ten percent block of common stock to be used in conjunction with a Code Sec. 83b election.

o Security Group, November 1997
Lock & Safety System Manufacturer
Rendered an opinion of the fair market value of the common stock for the purpose of a recapitalization.

o NHOJ's Partnership, L.P., October 1997
Rendered an opinion as to the fair market value of a 1% limited partnership interest in NHOJ's Partnership, L.P., for the purpose of establishing the value of NHOJ units for gifting purposes.

o Vermette, October 1997
Materials Handling Equipment Manufacturer
Opined as to the fair market value of the Class B Non-Voting Common shares owned by the company's Employees' Stock Ownership Plan & Trust.

o Zimmer Paper Products, Inc., October 1997
Manufacturer
Opined as to fair market value for a block of privately-held, common equity shares donated to the University of Chicago through a charitable remainder trust and an additional block of shares to the Central Indiana Community Foundation also through a charitable remainder trust. o Sursa Family Limited Partnership, October, 1997 Limited Partnership Rendered an opinion as to the fair market value of certain limited partnership interest for gifting purposes.

o Paul E. Muehlenbein Family Limited Partnership, September 1997 Limited Partnership Rendered an opinion of fair market value of certain limited partnership units.

o Young Realty Company, L.P., September 1997
Real Estate Limited Partnership
Rendered an opinion as to the fair market value of certain limited partnership interests for gifting purposes.

o RACO, Inc., September 1997
Communications Contractor
Rendered an opinion of the fair market value of, unlisted and closely held, common shares of equity held in trust by the Employee Stock Ownership Plan ("ESOP") as of the valuation date.

o Haase Farms/Knightstown Elevators,  August 1997
Grain Elevator/Farm
Analyzed the intrinsic value of an equity position in Knightstown Elevator, Inc. and Haase Farms, Inc. in conjunction with certain litigation matters.


o Bryan Steam Corporation, August 1997
Manufacturer, Steam Boilers
Analyzed the intrinsic value of an equity position of certain shareholders, to be used with certain shareholder and corporate decisions.

o Market Share, Inc., August 1997
Financial Services
Appraised the fair market value of 100% of the issued and outstanding common stock owned by the Employee Stock Ownership Plan and Trust.

o Carter-Lee Lumber, Inc., August 1997
Lumber Supply Company
Rendered an opinion of fair market value on certain minority shares of common stock.

o Whallon Machinery, Inc., August 1997
Manufacturer of OEM equipment
Acting as ESOP financial advisor and providing opinion of fair market value for the equity in connection with an ESOP transaction.

o Consolidated Products, Inc., (Steak `n Shake), August 1997 Restaurant Holding Company Providing valuation services in conjunction with intellectual property rights.

o Bo-Witt Products, Inc., August 1997
Fiber Glass/Plastic Producer
Providing an opinion of fair market value of certain minority shares of common stock for gifting purposes.

o Paine Investments, L.P., August 1997
Limited Partnership
Determining the fair market value of certain limited partnership interests for gifting purposes.

o Baldwin & Lyons, August 1997
Insurance Provider for Trucking Industry
Providing valuation consulting services to senior management.

o Bryan Steam Corporation, August 1997
Commercial and Industrial Boilers
Acting as corporate finance advisor to board of directors.

o Hofmeister Jewelers, August 1997
Diamond and Jewelry Retailer
Providing fair market value appraisal of certain common shares of stock.

o Silver Towne, August 1997
Specialty Silver Coin Producer and Various Novelty Products Appraised the fair market value of certain limited partnership units.


o Square Deal Tool & Die, Inc., July 1997
Specialty Engineering Designer and Producer
Acted as corporate finance advisor including providing business valuation, in conjunction with ESOP formation and capital structure decisions.

o Hartford Concrete Products,  July 1997
Manufacturer, Precast Concrete
Valuation update for the Employee Stock Ownership Plan.

o Haverhill Properties, L.P., July 1997
Limited Partnership
Rendered an opinion as to the fair market value of a limited partnership interest held by the estate of Harold W. Mutz in the Partnership and his equity interest in Capital Investment Corporation, for the purpose of establishing the value of said interests for a federal estate tax settlement.

o Morgan Foods, Inc., July 1997
Food Processor
Appraised  the  fair  market  value  of  common  stock  for  certain   corporate
transactions.

o Laughner Brothers, Inc., July 1997
Cafeteria Style Restaurants
Provided an opinion of fair market value for ESOP contribution.

o Hill Floral Products, Inc., June 1997
Decorative Flower Producer and Supplier
Provided valuation of certain shares of common stock as well as partnership interests.

o Central Indiana Hardware Co., Inc., June 1997
Commercial Building Material Wholesaler
Provided an opinion of fair market value for minority ESOP shares.

o Indy Connection Limousine Co., Inc., June 1997
Luxury Limousine Service Company
Acted as corporate finance advisor, including providing equity valuation.

o Haislup Family Limited Partnership, June 1997
Marketable Securities Partnership
Provided an opinion of fair market value of certain partnership interests.

o Meck Company FLP, June 1997
Limited Partnership
Rendered an opinion of fair market value for certain limited partnership interests for federal and estate gift tax purposes.

o Wheaton Van Lines, Inc., June 1997
Service (Moving and Storage)
Annual valuation update of ESOP shares.


o Hawksnest Partners Limited Partnership, May 1997
Real Estate and Marketable Securities Partnership
Provided an opinion of the fair market value of certain shares of common stock.

o Raven Lining Systems, May 1997
Industrial Coatings and Structural Linings
Appraised the fair market value of certain shares of common stock.

o Estate of William H. Long, May 1997
Personal Estate
Determined the fair market value of various partnership interests.

o Wood-Mizer Products, Inc., May 1997
Sawmill Manufacturer
Acted as valuation consultant in merger transaction.

o Warner Supply, Inc., May 1997
Pipe Supply Company
Appraised the fair market value of certain shares of common stock.

o The Printing Company, April 1997
Specialty Printing and Graphic Designer
Provided valuation and financial advisory services to ESOP-in-formation.

o Westlane Shopping Center, April 1997
Retail Shopping Center
Offered an opinion of fair market value of certain general partnership interests.

o Shelburn Family Limited Partnership, March 1997
Real Estate Partnership
Offered an opinion of fair market value for certain partnership interests.

o Tank Industry Consultants, February 1997
Engineering Consultants
Providing valuation and financial advisory services to ESOP-in-formation.

o Superior Carpets, Inc., February 1997
Carpet Installation
Providing corporate financial advisory services and an opinion of fair market value for common shares of the company in connection with an ESOP transaction.

o Warrington Family Limited Partnership, February 1997
Real Estate Partnership
Rendering an opinion of fair market value for certain partnership interests.

o Mitchel and Scott,  February 1997
Automotive Parts Manufacturer
Appraising the fair market value of certain shares of common stock.


o Gregg Appliances, Inc., (H.H. Gregg)  February 1997
Consumer Appliance Retailer
Rendering an opinion of fair market value of certain shares of common stock.

o Weaver Popcorn Company, Inc., February 1997
Popcorn Producer
Providing an opinion of fair market value for certain non-voting shares for internal purposes.

o Market Share, Inc., February 1997
Financial Services
Appraising the fair market value of certain shares for ESOP contribution.

o Curtis Publishing, Inc., February 1997
Publishing and Licensing Firm
Providing valuation services in conjunction with intellectual property rights on certain Saturday Evening Post art.

o Goodwin Funeral Home, Inc., January 1997
Funeral Home Operator
Rendered an opinion of fair market value on certain non-voting shares.

o V. R. Myers Pump and Supply, Inc.,  January 1997
Building Supply Distributor
Provided an opinion of the fair market value of certain shares of the common stock.

o  Nationwide  Apartment  Supply,  Inc.,  January  1997  Specialty   Distributor
Appraised fair market value for the purpose of sale of business.

o EnviroSolve,  January 1997
Waste Disposal
Provided general corporate financial advice.

o Quest Environmental Resource Company,  January 1997
Asbestos Abatement Equipment Distributor
Advised owners on corporate finance matters in conjunction with transaction.

o Kenneth Hornbrook, December 1996 Calculated present value of future pension benefits.

o Vermette Machine Co.,   December 1996
Materials Handling Equipment Manufacturer
Provided annual update of fair market value of certain outstanding shares.

o  Reynolds  Farm  Limited  Partnership,   December  1996  Real  Estate  Limited
Partnership Appraised the fair market value of certain partnership interests.



o  Szynal  Family  Limited  Partnership,   December  1996  Real  Estate  Limited
Partnership Appraised the fair market value of certain partnership interests.

o Applied Technology, Inc.,  December 1996
Hazardous Waste Disposal
Provided an opinion of fair market value and corporate finance advice in conjunction with a contemplated corporate transaction.

o Steel Dynamics Holdings, Inc.,  November 1996
Mini Mill Operator
Completed relative value analysis of common stock with certain rights to common stock without those rights.

o R H Properties,  November 1996
Real Estate Limited Liability Company
Provided an opinion of fair market value of certain partnership interests held by related entity.

 .o Med-Care Accounts Service, Inc.,  November 1996
Collection and Billing Service
Appraised the fair market value of certain non-voting shares of the companies common stock.

o Reese Central Wholesale, Inc.,  October 1996
Building Material Distributor
Acted as financial advisor to ESOP-in-formation including providing opinion of fair market value on certain shares offered for sale to the ESOP.

o Grady Brothers, Inc.,  October 1996
Asphalt Paving Contractor
Appraised the fair market value of certain minority shares.

o Paladin Family L. P.,  October 1996
Limited Partnership
Provided the fair market value of certain partnership interests.

o Didier Family L.P.,  October 1996
Limited Partnership
Opined to the value of certain partnership units.

o Estridge Companies, Inc., September 1996 Custom Home Builder Appraised shares in conjunction with a proposed ESOP.

o Hamble Family L.P.,  October 1996
Real Estate Limited Partnership
Provided the fair market value of certain partnership interests.

o Engineered Cooling Systems, Inc.,  September 1996
Manufacturer, Industrial Automotive Parts
Provided an opinion for the fair market value of the company for certain minority shares.

o Two Gaits Development Company, L.P., September 1996
Real Estate Development Partnership
Determined the fair market value of the partnership on a minority basis.

o Hulen Family Limited Partnership, September 1996
Financial Partnership
Provided valuation and financial advisory services to partnership.

o Ice-Levett Limited Partnership, September 1996
Financial Partnership
Appraised the fair market value of certain fractional partnership interests.

o Vitco, Inc., September 1996
Manufacturer, Enameled Fixtures
Provided an opinion of fair market value on a control basis.

o VitaChlor Corp., (Australian Gold) September 1996
Manufacturer, Consumer Products
Appraised fair market value of the company in conjunction with a shareholder transaction.

o Akron Realty, L.P., September 1996
Real Estate Partnership
Provided an opinion of fair market value for the company's partnership units.

o Lafayette Road Properties, L.P., September 1996
Real Estate Partnership
Provided an opinion of fair market value for the company's partnership units.

o Mid-State Chemical & Supply, Inc., September 1996
Manufacturer, Industrial Chemicals
Appraised the fair market value of the company on a minority basis.

o PAC-VAN, Inc., September 1996
Leasing Company
Investigated sources of capital for expansion.

o Aqua Systems, Inc., September 1996
Purified Water Producer
Determined the fair market value of the company on a minority basis.

o Foley Hardwoods, Inc., December 1996
Sawmill and Lumber Producer
Provided valuation services and acting as corporate financial advisor to the ESOP-in-formation.

o LAHAOZMA, L.P., August 1996
Real Estate Partnership
Appraised the fair market value of certain fractional partnership interests.


o Fendrich Industries, Inc.,  August 1996
Textile Producer
Provided opinion of fair market value for certain minority shares.

o Mann Realty Co., July 1996
Real Estate Partnership
Provided an opinion of fair market value for the company's partnership units.

o Henderson Family L.P., June 1996
Financial Partnership
Provided an opinion of fair market value of the partnership's underlying financial assets.

o Capital Environmental Services, Inc., June 1996
Environmental Services
Reviewed certain financial information in connection with a contemplated transaction.

o Raco, Inc., May 1996
Telephone Cable Contractor
Appraised the fair market value of distributions made to the company's ESOP.

o Horner Partners L.P., April 1996
Financia Partnership
Provided an opinion of fair market value for the partnership's underlying financial assets.

o Red Gold, Inc., April 1996
Food Processing
Provided valuation consulting services to corporate officers.

o Hamblen Gage Corp.,  April 1996
Manufacturer, Special Machinery
Determined the fair market value of certain equity interests.

o Carlisle Retailers, Inc., April 1996
Apparel Retailing
Provided business valuation and corporate finance consulting services to Board of Directors.

o Wheaton Van Lines, Inc., April 1996 Service (Moving & Storage) Updated annual valuation of ESOP shares.

o CWMV, Ltd., April 1996
Real Estate Partnership
Determined the fair market value of certain LP units.

o Jackson Control Co.,  April 1996
Industrial Distributor
Determined the fair market value of certain equity interests.



o Dotlich, Inc.,  April 1996
Crane Operator
Arranged financing for contemplated transaction.

o Hartford Concrete,  April 1996
Manufacturer, Precast Concrete
Acted as financial advisor to an ESOP-in-formation. Responsibilities include providing independent valuation and consulting on raising capital.

o Bedroom One of Indiana, Inc., April 1996 Furniture Retailer Acted as financial advisor to majority shareholder.

o Stouts R.V. Sales, Inc., April 1996
RV Dealer & Service
Rendered an opinion of the current fair market value of the company.

o John E. Fisher & Associates, PC, April 1996
Land Surveying & Consulting
Determined the fair market value of certain equity interests.

o Foley Hardwoods, Inc., April 1996
Sawmill Operator
Valued company with consideration for control and acting as financial advisor to an ESOP-in-formation.

o McBroom Electric Company, April 1996
Service & Repair
Rendered an opinion of fair market value for certain block of equity and acting as financial advisor on a contemplated transaction.

o DesignTek Architects, March 1996
Architecture
Provided financial advice and assisted in raising capital for corporate transaction.

o H&H Bookbinding Co., Inc., March 1996
Bookbinding
Determined the fair market value of certain equity interests.

o G&G Metal Spinners, Inc., March 1996
Metal Fabricators
Provided an opinion of the fair market value of certain equity interests.

o Margaret Young L. P., March 1996
Limited Partnership
Rendered an opinion of the fair market value of certain LP units.

o Weight Watchers of Central Indiana, Inc., March 1996 Weight Loss Clinic Advised majority shareholder on certain valuation issues.

o Spring Creek Travel Plaza. Inc., February 1996
Restaurant & Service Station
Determined the fair market value of certain equity interests.

o Waddell Battery Co., February 1996
Distributor
Provided an opinion of value and acted as advisor in conjunction with an ESOP established in March 1996.

o Paint & Assembly Corp., February 1996 Automotive Assembly Provided corporate finance advice to owners.

o Zimmer Paper Products, Inc.,  February 1996
Manufacturer, Wrappers and Labels
Determined the fair market value of the company on a control basis.

o Estate of Herbert J. Backer,  January 1996
Real Estate Partnerships
Determined the fair market value of various GP and LP interests.

o Solso Family FLP,  January 1996
Real Estate Partnership
Determined the fair market value of certain LP units.

o First Financial Corporation, December 1995
Bank Holding Company
Determined the value of certain shares of restricted stock.

o Electric Steel Castings Co., December 1995
Foundry
Provided an opinion of fair market value with consideration for control. Advised majority shareholder with respect to structuring and raising capital for a certain transaction.

o Marsh Supermarkets, Inc.,  October 1995
Grocery Retailer
Determined the fair market value of certain equity interests.

o VitaChlor, Inc., (Australian Gold), October 1995 Manufacturer, Consumer Products Provided corporate finance advice on certain transaction.

o Butler Fairman & Seufert, Inc., August 1995
Engineering
Determined the fair market value of certain equity interests.

o Bedroom One of Indiana, Inc., August 1995
Furniture Retailer
Appraised the fair market value of the company's common stock on a control basis.

o Mr. David A. King, August 1995
Determined the present value of certain pension benefits.

o Carroll Kahn L.P. and Carroll Kahn Properties, L.P., August 1995 Real Estate Partnerships Determined the fair market value of certain partnership interests.

o Dotlich, Inc., July 1995
Crane Operator
Determined the fair market value of certain equity interests.

o Auburn Medical and Industrial Clinic, LLC, July 1995 Health Care Appraised the fair market value of certain equity interests.

o St. Charles vs. Prudential Securities, May 1995
Provided expert witness testimony as to value of partnership interest.

o Davis Homes LLC, May 1995
Home Builder
Valued certain shares on a minority basis.

o Carlisle Retailers, Inc.,  March 1995
Apparel Retailer
Rendered an opinion of the current fair market value of the company on a control basis.

o New Energy Corporation of Indiana,  February 1995
Ethanol Producer
Determined a range of fair market value of an inter-company debt obligation.

o Pace Setter Bank of Montpelier, February 1995
Commercial Bank
Rendered an opinion of enterprise value on a minority and control basis.

o Standard Management Corp., February 1995 Insurance Valued certain convertible preferred shares of stock.

o Pritchett Berg Family Limited Partnership, February 1995
Real Estate Partnership
Rendered  opinion  of  fair  market  value  of  certain  units  of  the  Limited
Partnership.

o Kellerman Land Corp., February 1995
Agriculture
Determined minority and non-marketability discounts for certain minority shares.

o Curry-Miller Veneers, Inc., January 1995
Manufacturer
Rendered opinion of fair market value of certain minority shares.

o Wood-Mizer Products, Inc., January 1995 Manufacturer Valued certain shares on a minority basis.

o Wilco Corporation, January 1995
Manufacturer
Valued certain shares of common stock and acted as financial advisor to a leveraged ESOP formed in September 1995 Aided in the structure of a new class of equity.

o Wheaton Van Lines, Inc., January 1995
Service (Moving & Storage)
Appraised certain common shares owned by the company ESOP.

o Engineering & Testing Services, Inc., December 1994 Engineering Valued certain shares in conjunction with proposed ESOP.

o Steel Dynamics, Inc., December 1994
Mini Mill Operator
Completed relative value analysis of common stock with certain rights to common stock without those rights.

o Swallen's, Inc., December 1994
Retailer
Provided fairness opinion of certain transaction to Board of Directors and Trustees of the ESOP.

o Manufacturers Products, Inc., November 1994 Manufacturer and Distributor Valued shares of proposed merged corporation.

o  Hartford  Concrete  Products,   Inc.,  November  1994  Manufacturer  Provided
corporate finance advice to owner.

o Harcourt Outlines, Inc., October 1994
Manufacturer
Valued certain minority shares.

o Carter Cartage, Co., Inc., September 1994
Trucking & Transport
Appraised certain minority shares.

o Wabash Electrical Supply Corp., August 1994
Distributor
Rendered  opinion of fair  market  value of certain  shares  held by the company
ESOP.




o Commonwealth Engineers, August 1994
Engineering
Valued certain shares of the company in connection with a proposed ESOP.

o Whitmer Vend-O-Mat, August 1994
Laundromat Operator
Rendered opinion of value of certain ESOP shares.

o Consolidated Products, Inc., (Steak & Shake), July 1994 Restaurants Valued restricted shares issued under non-employees stock ownership plans.

o LaCloche II, Limited Partnership, July 1994 Financial Partnership Appraised certain limited partnership interests.

o Steel Slitting Co., Inc., June 1994
Metal Working
Valued certain minority shares.

o MCM Studios, Inc., June 1994 Cosmetics Rendered opinion of enterprise value.

 Indiana Hardwood Specialists, Inc., June 1994
Wood Product Producer
Rendered an opinion, on a minority share basis, of the fair market enterprise value.

o Maxon Corporation, April 1994
Manufacturer, Industrial Pumps and Valves
Advised the company on certain financial matters relating to their common stock.

o Nor-Cote International, Inc., March 1994 Ink Producer Appraised certain minority shares of the company.

o Dura-Builders, Inc., February 1994 Home Builders Appraised company and control value.

o Mid-State Chemical & Supply Corp., January 1994
Distributor
Rendered an opinion of enterprise value on a minority discount basis.

             A REPRESENTATIVE LIST OF THE ENTITIES FOR WHICH GOELZER
               COMPLETED ENGAGEMENTS PRIOR TO 1994 ARE AS FOLLOWS:


o Circle Fabrics, Inc., December 1993

o National Wine and Spirits Corp., December 1993

o Leland Roberts Construction, Co., Inc., & Roberts Pipeline Construction, Inc., November 1993

o Vermette Machinery Co., Inc.,  November 1993

o Compucom Communications Corp., October 1993

o Willis Family Partnership, October 1993

o Security Group, Inc., October 1993

o Dalton Asphalt Corp., September 1993

o Grady Brothers, Inc.,  September 1993

o Independent Stationers, Inc.,  September 1993

o Weaver Popcorn Co., Inc., August 1993

o Dugdale Communications, Inc., & related companies,  July 1993

o H. C. Schumacher Machine Co., Inc.,  May 1993

o Cerden & Sons Mfg., Inc., April 1993

o FPC Consultants, Inc., April 1993

o Neff Engineering Co., Inc.,  March 1993

o Transcraft Corporation,  March 1993

o Wood-Mizer Products, Inc.,  January 1993

o Western Tar Products Corp.,  January 1993

o The Curtis Publishing Co., Inc.,  January 1993

o Metalcraft Manufacturing Co., Inc.,  December 1992.

o Electro-Spec Inc.,  November 1992.

o Vermette Machine,  October 1992.

o Tebbe Farm,  October 1992.

o American Concrete Co., Inc.,  October 1992.

o Dalton Asphalt Corp.,  September 1992.

o Grady Brothers, Inc.,  September 1992.

o Weight Watchers of Central Indiana, Inc.,  September 1992.

o Kokomo Gas & Fuel Co.,  September 1992.

o Transcraft Corp.,  September 1992.

o The Curtis Publishing Co., Inc.,  July 1992.

o CPS Liquidating, Inc.,  June 1992.

o Dependable Machine Co., Inc.,  April 1992.

o Porter, Inc.,  March 1992.

o Engineered Cooling Systems, Inc.,  January 1992.

o E. H. Hughes Company,  January 1992.

o CAPSCO PALLM Systems, Inc.,  January 1992.

o Engineered Cooling Systems, Inc., December 1991.

o Rogers Markets, Inc.,  November 1991.

o E. H. Hughes Company,  August 1991.

o Vermette Machine, July 1991.

o CAPSCO PALLM Systems, Inc.,  June 1991.

o Dugdale Beef Co., Inc.,  June 1991.

o Richmond Gas Corp., June 1991.

o Indiana Gas & Chemical Corp., June 1991.

o Electro Spec, Inc.,  April 1991.

o Sovereign Group, Inc.,  March 1991.

o General Devices,  December 1990.

o Consolidated Products, Inc.,  Indianapolis, IN,  November 1990.

o Delaware Machinery and Tool Co.,  September 1990.

o Dalton Asphalt Corp.,  September 1990.

o Grady Brothers, Inc.,  September 1990.

o The Finish Line, Inc., August 1990.

o Somerset Group, Inc.,  August 1990.

o Noble Romans, Inc.,  Indianapolis, IN,  August 1990.

o Steel Slitting Co., Inc.,  July 1990.

o H dr K Co.,  May 1990.

o Larry Robertson Assoc., Inc.,  May 1990.

o Zimmer Paper Products, Inc.,  April 1990.

o National Enterprises,  January 1990.

o Ed Grace Co., Inc.,  January 1990.

o Ermco, Inc.,  January 1990.

o Standard Die Supply, Inc.,  December 1989.

o Corporation for Innovation Development,  October 1989.

o Corporation for Innovation Development,  September 1989.

o Salin Bancshares of North Central Indiana, Inc., and Logansport Bancorp, Inc., July 1989.

o Vermette Machine Co., Inc.,  October 1989.

o Dalton Asphalt Corporation,  August 1989.

o Grady Brothers, Inc.,  August 1989.

o Vonnegut Industrial Products, Inc.,  August 1989.

o E.H. Hughes Co., Inc.,  July 1989.

o National Mutual Life Insurance Co.,  May 1989.

o Vonnegut Industrial Products, Inc.,  May 1989.

o Klipsch Corporation,  February 1989.

o Sovereign Group, Inc.,  December 1988.

o Vermette Machine Co., Inc.,  December 1988.

o Pratt Printing Co., Inc.,  November 1988.

o Bowes Seal Fast Corporation,  October 1988.

o Cosco, Inc.,  October 1988.

o Atkomatic Valve Co., Inc.,  October 1988.

o Dalton Asphalt Corporation,  September 1988.

o Grady Brothers, Inc.,  September 1988.

o J.B. Laughrey, Inc.,  August 1988.

o Vonnegut Industrial Products, Inc.,  July 1988.

o Sovereign Group, Inc.,  April 1988.

o Bowes Industries, Inc.,  February 1988.

o Vermette Machine Company, Inc.,  January 1988.

o Pacific Standard Life Insurance Co., Inc.,  January 1988.

o Bowes Seal Fast Corporation,  December 1987.

o Long Electric Co., Inc.,  December 1987.

o Delaware Machinery and Tool Co., Inc.,  October 1987.

o Vonnegut Industrial Products, Inc.,  July 1987.

o Central Newspapers, Inc.,  June 1987.

o Economation, Inc.,  March 1987.

o Vermette Machine Company, Inc.,  February 1987.

o Keystone Distribution, Inc.,  December 1986.

o Overhead Door Company of Indianapolis, Inc.,  December 1986.

o Forum Financial Corporation,  December 1986.

o Estate of Edna R. Whetsell,  October 1986.

o Rock Island Refining Corporation,  July 1986.

o Vonnegut Industrial Products, Inc.,  July 1986.

o Delaware Machinery and Tool Co., Inc.,  March 1986.

o Vermette Machinery Company, Inc.,  January 1986.

o Compucom Development Corporation,  December 1985.

o Schwartz Paper Company,  October 1985.

o Anderson Tool & Engineering Co., Inc.,  August 1985.

o Atkomatic Valve Company, Inc.,  June 1985.

o Peoples Loan & Trust Co., Inc.,  March 1985.

o Economation, Inc.,  November 1984.

o Wayne Pipe & Supply, Inc.,  October 1984.

o Geo. L. Paetz & Sons, Inc.,  September 1984.

o Athletic Department Sporting Goods,  September 1984.

o State Plating, Inc.,  September 1984.

o Keller Manufacturing Company, Inc.,  September 1984.

o F.C. Tucker Company, Inc.,  May 1984.

o Schmidt Holding Corporation,  April 1984.

o Banks Lumber Co., Inc.,  February 1984.

o Steak 'n Shake, Inc., - Franklin Corporation,  April 1983.

o Continental Chemical Corporation,  April 1983.

o Harrison Steel Castings Company,  February 1983.

o Kunkle Valve Company, Inc.,  December 1982.

o Economation, Inc., November 1982.

o The Boone County State Bank,  November 1982.

o Vernon Group of Insurance Companies,  October 1982.

o Rock Island Refining Corporation,  October 1982.

o House of Beverages, Inc.,  October 1982.

o Cameron Electric, Inc.,  October 1982.

o BetaMed Pharmaceuticals, Inc.,  September 1982.

o Hoosier Fence Company, Inc.,  April 1982.

o Indiana Telephone Corporation,  January 1982.

o Sanborn Electric Co.,  December 1981.

o H & J Industries, Inc.,  September 1981.

o Wood Design, Inc., - Hoosier Desk Co.,  November 1981.

o Great Fidelity Life Insurance Co. of Evansville, Indiana,  November 1981.

o Franklin Corporation - Steak 'n Shake, Inc.,  June 1981.

o Aktomatic Valve Company, Inc.,  September 1981.

o Rock Island Refining Corp., September 1981. (Elmer L. Winkler, et al., Docket Nos. 3665-80, 3667-80 vs. Commissioner of Internal Revenue).

o Banks Lumber Co., Inc.,  June 1981.

o Blue Max Press, Inc.,  October 1980.

o Chase Capital Management, Inc., vs. Texscan Corp., October 1980.

o Shirley Bros. Company,  April 1980.

o Cycle City, Inc., and Wm. R. Dake vs. U.S. Suzuki Motor Corp.,
         November 1978 - June 1981.

o Meridian Mutual Insurance Co.,  February 1979.

o Midwest National Bank,  January 1979.

o Peoples Loan & Trust Co., PLaTCO Realty Corporation,  December 1978.

o Walker Research, Inc.,  June 1978.

o The Sixty-Second Street Dairyland,  December 1977.

o Harland vs. TWA, U.S. District Court,   October 1977.

o Photovest vs. Fotomat, Docket #IP74-7405-C SSD Ind.,  February 1977.

o The Estate of Ethyl L. Goodrich, Petitioner vs. the Commissioner of Internal Revenue,
         Docket #7762-76, U.S. Tax Court, June 1977.

o Dye Lumber Company, Inc., Monon Lumber Company, Inc., September 1976.

o Diversified Insurers Company, Docket #8931-73, U.S. Tax Court,  December 1975.

o Delmar E. Demaree, Sr., vs. the Commissioner of Internal Revenue, Docket #8773-74,
          October 1975.

o All Metal Manufacturing Corporation,  October 1975.

o Franklin Corporation,  July 1975.

o Phillip Caito, Jr. vs. "Producers Realty Corp." Hancock Circuit Court, April 1975.

o The Estate of Ethyl M. Goodrich,  May 1974.

o The Estate of Pierre F. Goodrich and Liberty Fund, Inc.,  January 1974.

o Estate of John Bell,  Estate of  Lauvonnia  Bell  Sohdo,  gifts of John
         Bell; Employed by "Chief, Appellate Branch", (Internal Revenue Service, October 1973.

o The Estate of Ralph H. Tresslar, Robert A. Tresslar, Executor vs. Commissioner of Internal Revenue, Docket #4184-72, U.S. Tax Court, June 1973.

o The Estate of Marie M. Russak vs. Commissioner of Internal Revenue, Docket #511-72,
         U.S. Tax Court,  June 1973.

                                                                  Exhibit (c)(1)



                         Incentive Stock Option Plan of

                              THERMWOOD CORPORATION


1.       PURPOSE

         This Incentive Stock Option Plan (the "PLAN") is intended as an incentive and to encourage stock ownership by certain officers and key executive employees of Thermwood Corporation (the "CORPORATION") so that they may acquire or increase their proprietary interest in the success of the Corporation, and to encourage them to remain in the employ of the Corporation. It is further intended that options issued pursuant to this Plan shall constitute qualified incentive stock options within the meaning ss. 422A of the 1954 Internal Revenue Code, as amended (the "Code").

2.       ADMINISTRATION

         The Plan shall be administered by a committee appointed by the Board of Directors of the Corporation (the "Committee"). The Committee shall consist of two or more members of the Corporation's Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Action by a majority of the Committee, whether taken at a meeting of the Committee or approved in writing by a majority of the members of the Committee shall be the valid acts of the Committee. No director while a member of the Committee shall be eligible to receive an option under the Plan. The Committee shall from time to time at its discretion, consult with management of the

Corporation and make recommendations to the Board of Directors with respect to the key executive employees who shall be granted options and the amount of stock to be optioned to each.

         The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final unless otherwise determined by the Board of Directors. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

3.       ELIGIBILITY

         The persons who shall be eligible to receive options shall be such key executive employees (including officers, whether or not they are directors) of the Corporation as the Board of Directors shall select from time to time from among those nominated by the Committee. An optionee may hold more than one option, but only on the terms and subject to the restrictions hereafter set forth. No person shall be eligible to receive an option for a larger number of shares than is recommended for him by the Committee.

4.       STOCK

         The stock subject to the options shall be shares of the Corporation's authorized but unissued or reacquired no par value common stock hereafter sometimes called Capital Stock. The aggregate number of shares which may be issued under options shall not exceed 140,000 shares of Capital Stock. The aggregate number of shares which may be issued pursuant to this Plan shall be subject to adjustment as provided in Article 5(i) of the Plan.

         In the event that any outstanding option under the Plan for any reason expires or is terminated, the shares of Capital Stock allocable to the unexercised portion of such option may again be subjected to an option under the Plan.

5.       TERMS AND CONDITIONS OF OPTIONS

         Stock options granted pursuant to the Plan shall be authorized by the Board of Directors and shall be evidenced by agreements in such form as the Committee shall from time to time recommend and the Board of Directors shall from time to time approve, which agreements shall comply with and be subject to the following terms and conditions:

         (a)      Optionee's Agreement.

                  Each optionee shall agree to remain in the employ of and to render to the Corporation his services for a period of two years from the date of the option, but such agreement shall not impose upon the Corporation any obligation to retain the optionee in its employ for any period.

         (b)      Number of Shares.

                           (1) Each  option  shall state the number of shares to
                  which it pertains.

                           (2) No  option  granted  to an  optionee  during  any
                  calendar year shall exceed the number of shares which, when multiplied by the fair market value of the stock at the time the option is granted, would grant to an optionee the right to acquire Capital Stock of the Corporation having a fair market value (determined at the time the option is granted) in excess of such optionee's annual limitation for such calendar year.

                           (3) An optionee's annual limitation shall equal $100,000 plus any unused annual limitation carried forward from the prior three calendar years. The amount of annual limitation carry forward from such prior years shall be fifty (50%) percent of the difference between the fair market value of the stock (as of the time of the grant) for which such optionee was granted an option in each such prior year, if any, and $100,000. Such amount may be carried forward to each of the three succeeding calendar years. Any such carry forward shall be applied in a current year only after the $100,000 annual limitation is exceeded for that year. Any unused carry forward shall expire if not used within three years.

                           (4) For purposes of computing the annual  limitation,
                  the fair market value of Capital Stock of the Corporation granted under this Plan shall be aggregated with the fair market value of any other stock of the Corporation granted to such optionee under this Plan or any other plan or plans maintained by the Corporation.

         (c)      Option Price.

                  Each option shall state the option price, which shall be not less than 100% of the fair market value of the shares of Capital Stock of the Corporation on the date of the granting of the option; provided, however, that if the option is granted to an optionee who, at the time of the grant, owns (as determined in accordance with ss. 425(d) of the Code) stock of the Corporation possessing more than 10% of the total voting power of all classes of stock of the Corporation, then the option price shall be not less than 110% of the fair market value of the shares of Capital Stock of the Corporation on the date of the granting of the option.

                  During such time as such stock is not listed upon an established stock exchange the fair market value per share shall be the mean between dealer "bid" and "ask" prices of the Capital Stock in the New York over-the-counter market on the day the option is granted, as reported by the National Association of Securities Dealers, Inc. If the stock is listed upon an established stock exchange or exchanges, such fair market value shall be deemed to be the highest closing price of the Capital Stock on such stock exchange or exchanges on the day the option is granted or if no sale of the Corporation's Capital Stock shall have been made on any stock exchange on that day, on the next preceding day on which there was a sale of such stock. If the stock is neither listed on an established stock exchange nor over-the-counter, the Committee shall determine such fair market value under the general principles of valuing the stock of corporations whose shares are not publicly traded. Subject to the foregoing, the Board of Directors and the Committee in fixing the option price shall have full authority and discretion and be fully protected in doing so.

         (d)      Medium and Time of Payment.

                  The option price shall be payable in cash, or by check, upon the exercise of the option; provided, however, the Board of Directors, in its sole discretion, may accept other forms of payment, including, but not limited to, Optionee's promissory note, or other stock of the Corporation then owned by Optionee.

         (e)      Term and Exercise of Options.

                           (1) Each  option  shall  specify the dates upon which
                  such options can be exercised, and shall designate the maximum number of shares granted by the option that can be exercised on such dates. To the extent that the maximum number of shares permitted to be exercised on such date or dates are not so exercised, such shares may be so exercised at any subsequent date not later than ten (10) years after the option was granted; provided, however, that no option granted to an optionee who, at the time of the grant, owns stock of the Corporation (as determined in accordance with ss. 425(d) of the Code)
                  possessing more than 10% of the total voting power of all classes of stock of the Corporation, shall be exercisable more than five (5) years after such option was granted.

                           (2) During the lifetime of the  optionee,  the option
                  shall be exercisable only by him and shall not be assignable or transferable by him and no other person shall acquire any rights herein.

         (f)      Prior Outstanding Option.

                  No option (for purposes of this Article 5(f) called New Option) shall be exercisable while there is outstanding any qualified incentive stock option (as defined in ss. 422A of the Code) which incentive stock option was granted, before the granting of the New Option, to the person to whom the New Option is granted, to purchase stock in the Corporation or in a corporation which, at the time the New Option is granted, is a parent or subsidiary corporation (as those terms are defined in ss. 425 of the Code) of the Corporation, or is a predecessor corporation of the Corporation or such parent or subsidiary corporation.

         (g)      Termination Of Employment Except Death.

                           (1) In the event that an optionee  shall  voluntarily
                  terminate his employment with the Corporation other than as a result of his death and shall be no longer in its employ, subject to the condition that no option shall be exercisable after the expiration of ten (10) years from the date it is granted (or after the expiration of five (5) years if such shorter period is applicable), such optionee shall have the right to exercise the option at any time within 30 days after such termination of employment, but only to the extent his right to exercise such option had accrued as specified in such option and had not previously been exercised at the date of his termination from employment. Whether authorized leaves of absence or absence for military or governmental service shall constitute termination of employment, for the purposes of the Plan, shall be determined by the Committee, which determination, unless overruled by the Board of Directors, shall be final and conclusive.

                           (2) The Board of Directors,  at its sole  discretion,
                  may redeem any options of a voluntarily terminated employee that such voluntarily terminated employee had a right to exercise at the time of his termination and had not previously exercised by paying to such voluntarily terminated employee an amount equal to the difference between the option price and the then fair market value of the stock, as determined in accordance with Article 5(c) of the Plan.

                           (3) In the  event  that an  optionee  shall  have his
                  employment with the Corporation involuntarily terminated for reasons other than his death, any options held by such employee and not exercised as of the date of such termination shall be canceled, and no longer exercisable.

         (h)      Death of Optionee and Transfer of Option.

                  If the optionee shall die while in the employ of the Corporation and shall not have fully exercised the option, an option may be exercised, subject to the condition that no option shall be exercisable after the expiration of ten (10), years from the date it is granted, (or after the expiration of five (5) years, if such shorter period is applicable), at any time within one year after the optionee's death, by the executors, administrators or personal representatives of the optionee or by any person or persons who shall have acquired the option directly from the optionee by bequest or inheritance, but only to the extent that the optionee's right to exercise such option had accrued as specified in the option at the time of his death and had not previously been exercised.

                  No option shall be transferable by the optionee otherwise than by will or the laws of descent and distribution.

         (i) Subject to any required action by the stockholders, the number of shares of Capital Stock covered by each outstanding option, and the price per share thereof in each such option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Capital Stock of the Corporation resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Capital Stock) or any other increase or decrease in the number of such shares effected without receipt of consideration by the Corporation.

                  Subject to any required action by the stockholders, if the Corporation shall be the surviving corporation in any merger or consolidation, each outstanding option shall pertain to and apply to the securities to which a holder of the number of shares of Capital Stock subject to the option would have been entitled. A dissolution or liquidation of the Corporation or a merger or consolidation in which the Corporation is not the surviving corporation, shall cause each outstanding option to terminate; provided, however, that each optionee shall, in such event, have the right immediately prior to such dissolution or liquidation, or merger or consolidation in which the Corporation is not the surviving corporation, to exercise his option in whole or in part without regard to the exercise limitations contained in the option.

                  In the event of a change in the Capital Stock of the Corporation as presently constituted, which is limited to a change of all of its authorized shares into the same number of shares with a stated par value the shares resulting from any such change shall be deemed to be the Capital Stock within the meaning of the Plan.

                  To the extent that the foregoing adjustments relate to stock or securities of the Corporation, such adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive, provided that each option granted pur suant to this Plan shall not be adjusted in a manner that causes the option to fail to continue to qualify as an incentive stock option within the meaning of ss. 422A of the Code.

                  Except as hereinbefore expressly provided in this Article 5(i), the optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another corporation, and any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Capital Stock subject to the option.

                  The grant of an option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

         (j)      Rights as a Stockholder.

                  An optionee or a transferee of an option shall have no rights as a stockholder with respect to any shares covered by his option until the date of the issuance of a stock certificate to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in case, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Article 5(i) hereof.

         (k)      Modification, Extension and Renewal of Options.

                  Subject to the terms and conditions and within the limitations of the Plan, the Board of Directors may modify, extend or renew outstanding options granted under the Plan, or accept the surrender of outstanding options (to the extent not theretofore exercised) and authorize the granting of new options in substitution therefor (to the extent not theretofore exercised). The Board of Directors shall not, however, modify any outstanding options so as to specify a lower price or accept the surrender of outstanding options and authorize the granting of new options in substitution therefor specifying a lower price. Notwithstanding the foregoing, however, no modification of an option shall, without the consent of the optionee, alter or impair any rights or obligations under any option theretofore granted under the Plan.

         (l)      Investment Purpose.

                  Each option under the Plan shall be granted on the condition that the purchases of stock thereunder shall be for investment purposes, and not with a view to resale or distribution except that in the event the stock subject to such option is registered under the Securities Act of 1933, as amended, or in the event a resale of such stock without such registration would otherwise be permissible, such condition shall be inoperative if in the opinion of counsel for the Corporation such condition is not required under the Securities Act of 1933 or any other applicable law, regulation, or rule of any governmental agency. Each optionee shall give to the Company an investment letter, in a form prescribed by the Board of Directors, as a condition precedent to the issuance of certificates representing shares exercised by such optionee.

         (m)      Other Provisions.

                  The option agreements authorized under the Plan shall contain such other provisions, including, without limitation, restrictions upon the exercise of the option, as the Committee and the Board of Directors of the Corporation shall deem advisable. Any such option agreement shall contain such limitations and restrictions upon the exercise of the option, and the amount of such option, as shall be necessary in order that such option will be an "incentive stock option" as defined in ss. 422A of the Code or to conform to any change in the law.

6.       TERM OF PLAN

         Options may be granted pursuant to the Plan from time to time within a period of ten years from the date the Plan is adopted, or the date the Plan is approved by the Stockholders, whichever is earlier.

7.       INDEMNIFICATION OF COMMITTEE

         In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the

Corporation against the reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member is liable for negligence or misconduct in the performance of his duties; provided that within 60 days after institution of any such action, suit or proceeding a Committee member shall in writing offer the Corporation the opportunity at it own expense, to handle and defend the same.

8.       AMENDMENT OF THE PLAN

         The Board of Directors of the Corporation may, insofar as permitted by law, from time to time, with respect to any shares at the time not subject to options, suspend or discontinue the Plan or revise or amend it in any respect whatsoever except that, without approval of the stockholders, no such revision or amendment shall change the number of shares subject to the Plan, change the designation of the class of employees eligible to receive options, decrease the price at which options may be granted, remove the administration of the Plan from the Committee, or render any member of the Committee eligible to receive an option under the Plan while serving thereon. Furthermore, the Plan may not, without the approval of the stockholders, be amended in any manner that will cause options issued under it to fail to meet the requirements of incentive stock options as defined in ss. 422A of the Code.

9.       APPLICATION OF FUNDS

         The proceeds received by the Corporation from the sale of Capital Stock pursuant to options will be used for general corporate purposes.

10.      NO OBLIGATION TO EXERCISE OPTION

         The granting of an option shall impose no obligation upon the optionee to exercise such option.

11.      APPROVAL OF STOCKHOLDERS

         The Plan shall not take effect until approved by the holders of a majority of the outstanding shares of Capital Stock of the Corporation, which approval must occur within the period beginning twelve months before and ending twelve months after the date the Plan is adopted by the Board of Directors.

                                                                  Exhibit (c)(2)



                   Restated NON-QUALIFIED STOCK OPTION PLAN OF
                        THERMWOOD CORPORATION as Amended,
                           effective December 8, 1994

         1. PURPOSE OF PLAN. The purpose of this 1984 Stock Option Plan (hereinafter called the "Plan") is to further the success of Thermwood
Corporation, an Indiana corporation (hereinafter called the "Company") , by making available common stock of the Company for purchase by eligible officers and other key employees of the Company and the directors of the Company and thus to provide an additional incentive to such employees and directors, respectively, to continue in the employ of, or providing services to, the Company and to give them a greater interest as stockholders in the success of the Company.

         2. STOCK SUBJECT TO PLAN. Subject to the provisions of Paragraph 11 hereof, there shall be reserved for issuance or transfer upon the exercise of options to be granted from time to time under the Plan an aggregate of three hundred and fifty thousand (350,000) shares of common stock, no par value (hereinafter called "common stock"), which shares may be in whole or in part, as the Board of Directors of the Company shall from time to time determine, authorized and unissued shares of common stock or issued shares of common stock which shall have been reacquired by the Company. If any option granted under the Plan shall expire or terminate for any reason without having been exercised in full, including shares subject to options which are surrendered in whole or in part pursuant to rights granted under Paragraph 7 hereof (except to the extent that shares of common stock are paid to the holder of the option upon such surrender), and unpurchased shares subject thereto shall again be available for the purposes of the Plan.

         3. ADMINISTRATION. The Board of Directors of the Company shall appoint a committee (hereinafter called the "Committee") to administer the Plan. The Committee shall consist of not less than three members of the Board of Directors. The Committee shall have plenary authority in its discretion, but subject to the express provisions of the Plan, to determine the purchase price of the common stock covered by each option, the employees and directors to whom, at the time or times which, options shall be granted, and the number of shares to be subject to each option; to determine when an option can be exercised and whether in whole or in installments; to determine whether surrender rights under Paragraph 7 hereof shall be granted to an employee or director to interpret the Plan; to prescribe, amend, and rescind rules and regulations relating to it; to determine the terms and provisions (and amendments thereof) of the respective option agreements (which need not be identical) , including such terms and provisions (and amendments) as shall be required in the judgment of the Committee to conform to any change in any law or regulation applicable thereto; and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Committee's determination on the foregoing matters shall be conclusive. The Committee shall select one of its members as its chairman and shall hold its meetings at such times and places as it may determine. A majority of its members shall constitute a quorum. All determination of the Committee shall be made by not less than a majority of its members. Any decision or determination reduced to writing and signed by all the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee may appoint a secretary, keep minutes of its meetings and make such rules and regulations for the conduct of its business as it shall deem advisable.

         4. ELIGIBILITY. Option may be granted only to key employees, including officers, and directors of the Company. A director of the Company, who is not also a key employee of the Company, will be eligible to receive an option. In determining the employees and directors to whom options shall be granted and the number of shares to be covered by each option, the Committee may take into account the nature of the services rendered by the respective employees and directors, their present and potential contributions to the Company's success and such other factors as the Committee in its discretion shall deem relevant. Options may be granted to key employees or directors who hold or have held options under previous plans. An employee or director who has been granted an option under the Plan may be granted an additional option or options under the Plan if the Committee shall so determine.

         5. OPTION PRICES. The purchase price of the common stock under each option shall be determined by the Committee. The purchase price may be less than the fair market value of the common stock at the time of granting.

         6. EXERCISE OF OPTIONS. Unless otherwise provided in the option agreement, an option granted under the Plan shall become exercisable in installments as follows: to the extent of 25% of the number of shares originally covered thereby, at any time after the commencement of the second year of the term of the option, and, to the extent of an additional 25% of such number of shares, at any time after the commencement of each of the third, fourth, and fifth years of the term of the option; and such installments shall be cumulative. The Committee shall have authority in its discretion to prescribe in any option agreement that the option may be exercised in different installments during the term of the option. An option may be exercised at any time or from time to time during the term of the option as to any or all full shares which have become purchasable under the provisions of the option, but not at any time as to less than 25 shares unless the remaining shares which have become so purchasable are less than 25 shares. The purchase price of the shares shall be paid in full upon the exercise of the option, and the Company shall not be required to deliver certificates for such shares until such payment has been made. The term of each option shall be for such period as the Committee shall determine, but not more than ten years from the date of granting thereof, or such shorter period as is prescribed in Paragraphs 9 and 10 hereof. Except as provided in Paragraphs 9 and 10, an option may not be exercised at any time unless the holder thereof is then an employee or director of the Company. The holder of an option shall not have any of the rights of stockholder with respect to the shares subject to option until such shares shall be issued or transferred to him upon the exercise of his option.

         7. SURRENDER RIGHTS. The Committee may include in an option granted under the Plan at any time prior to the exercise thereof the right to surrender all or a portion of the option to the extent that the same is then exercisable and receive in exchange therefor an amount (payable in cash, shares of common stock valued at the then fair market value, or a combination thereof as determined by the Committee) equal to the difference between the then fair market value of the shares issuable upon the exercise of the option or portion thereof surrendered and the option price payable upon the exercise of the option or portion thereof surrendered. Such fair market value shall be determined by the Committee and shall not be more than the mean of the high and low prices of the common stock as reported with respect to trading on the day on which the surrender occurs, or on the immediately preceding trading day if such surrender should occur on a day during which there shall not be reported trading.

         8. NONTRANSFERABILITY OF OPTIONS. No option granted under the Plan shall be transferable other than by will or the laws of descent and distribution, and an option may be exercised, during the lifetime of the holder thereof, only by him.

         9. TERMINATION OF EMPLOYMENT. In the event of termination of the employment of an employee, or the termination of the contract of a director, to whom an option has been granted under the Plan, other than (a) a termination that is either (i) for cause or (ii) voluntary on the part of the employee or director and without the written consent of the Company, or (b) a termination by reason of death, the employee or director may (unless otherwise provided in his option agreement) exercise his option at any time within three months after such termination of employment, or such other time as the Committee shall authorize, but in no event after ten years from the date of granting thereof, to the extent of the number of shares covered by his option which were purchasable by him at the date of the termination of his employment. In the event of the termination of employment of an employee or the contract of a director to whom an option has been granted under the Plan that is either (i) for cause or (ii) voluntary on the part of the employee or director and without the written consent of the Company, any option held by him under the Plan, to the extent not theretofore exercised, shall forthwith terminate. Options granted under the Plan shall not be affected by any change of employment of the Company. The option agreement may contain such provisions as the Committee shall approve with reference to the effect of approved leaves of absence. Nothing in the Plan or in any option granted pursuant to the Plan shall confer on any individual any right to continue in the employ of the Company, or as a director of the Company, or interfere in any way with the right of the Company to terminate his employment or contract as a director at any time.

         10. DEATH OF HOLDER OF OPTION. In the event of the death of an employee or director to whom an option has been granted under the Plan while he is employed by, or a director of, the Company, or within three months after termination of his employment or directorship, such option (unless it shall have been previously terminated pursuant to the provisions of Paragraph 9 hereof or unless otherwise provided in his option agreement) may be exercised (to the extent of the entire number of shares covered by the option whether or not purchasable by the employee or the director at the date of his death) by a legatee or legatees of such option under such person's will, or by his personal representatives or distributees, at any time within a period of one year after his death, but not after ten years from the date of granting thereof.

         11. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. Notwithstanding any other provisions of the Plan, each option agreement may contain such provisions as the Committee shall determine to be appropriate for the adjustment of the number and class of shares subject to such option and the option price in the event of changes in the outstanding common stock by reason of any stock dividend, split-up, recapitalization or liquidation and the like, and, in the event of any such change in the outstanding common stock, the aggregate number and class of shares available under the Plan shall by appropriately adjusted by the Committee, whose determination shall be conclusive.

         12. AGREEMENT TO SERVE. Each employee receiving an option shall, as one of the terms of the option agreement, agree that he will remain in the employ of the Company for a period of at least one year from the date of the option is granted to him, and that he will, during such employment, devote his entire time, energy, and skill to the service of the Company and the promotion of its interest, subject to vacations, sick leave, and other absences in accordance with the policies of the Company. Such employment shall (subject to the terms of any contract between the Company and such employee) be at the pleasure of the Company and at such compensation as the Company shall determine from time to time.

         13. LOANS TO ASSIST IN EXERCISE OF OPTIONS. If approved by the Board of Directors, the Company may lend money or guarantee loans by third parties to any individual to finance the exercise of any option granted under the Plan and to carry common stock thereby acquired.

         14. AMENDMENT AND TERMINATION. Unless the Plan shall previously have been terminated as hereinafter provided, it shall terminate on, and no option shall be granted thereunder after January 1, 2005. The Plan may be terminated, modified, or amended by the stockholders of the Company. The Board of Directors of the Company may terminate the Plan or make such modifications or amendments thereof as it shall deem advisable, or in order to conform to any change in any law or regulation applicable thereto; provided, however, that the Board of Directors may not, without further approval by the holders of a majority of the outstanding stock of the Company having general voting power, (a) increase the maximum number of shares as to which options may be granted under the Plan, (b) change the class of employees eligible to be granted options, (c) increase the periods during which options may be granted or exercised, or (d) provide for the administration of the Plan otherwise than by the Committee. No termination, modification, or amendment of the Plan may, without the consent of the employee or the director to whom any option shall theretofore have been granted, adversely affect the rights of such employees or directors under such option.

         15. EFFECTIVENESS OF PLAN. The Plan shall become effective upon such date as (a) it shall have been approved, within 12 months after the date of its adoption by the Board of Directors, by the vote of the holders of a majority of all the issued and outstanding shares of stock of the Company entitled to vote thereon at a meeting thereof duly held and (b) the Committee shall have been advised by counsel that all other applicable legal requirements have been complied with. Options may be granted to employees and directors prior to such date, but the exercisability (or surrender pursuant to Paragraph 7 hereof) of all such options shall be conditioned upon such approval and advice.

         16. TIME OF GRANTING OPTIONS. Nothing contained in the Plan or in any resolution adopted or to be adopted by the Committee, the Board of Directors, or the stockholders of the Company shall constitute the granting of any option hereunder. The granting of an option pursuant to the Plan shall take place only when a written option agreement shall have been duly executed and delivered by or on behalf of the Company and the individual (or his duly authorized attorney-in-fact) to whom such option is to be granted.

                                                                  Exhibit (c)(3)




                           RESOLUTIONS ADOPTED BY THE
                 COMPENSATION COMMITTEE OF THERMWOOD CORPORATION

         RESOLVED, that effective as of the effective date (the "Effective Date") of the Corporation's 37,000-to-1 reverse stock split ("Reverse Stock Split") and subject to the effectiveness of the Reverse Stock Split, the holders of stock options granted under the Corporation's Incentive Stock Option Plan and the Corporation's Restated Non-Qualified Stock Option Plan (collectively, the "Plans"), shall become exercisable for cash equal to the product of (i) the difference between $11.00 and the exercise price of such options immediately prior to the Effective Date, and (ii) the number of shares of Common Stock, without par value, of the Corporation subject to such options immediately prior to the Effective Date;

         FURTHER RESOLVED, that, effective as of the Effective Date and subject to the effectiveness of the Reverse Stock Split, any holder of a stock option granted under the Plans may receive from the Corporation the cash provided for in the preceding resolution upon returning to the Corporation for cancellation the originally executed stock option agreement evidencing such holder's ownership of such stock option;

         FURTHER RESOLVED, that the cash payable to option holders upon return to the Corporation of the stock option agreements as provided for in the preceding resolution shall bear no interest;

         FURTHER RESOLVED, that the officers of the Corporation be and they hereby are authorized and directed, for and on behalf of the Corporation, to execute such other documents and take such other actions as they shall deem appropriate to carry out the intent of the foregoing resolutions.

                                                                  Exhibit (c)(4)














                              THERMWOOD CORPORATION

                                       AND

                    AMERICAN STOCK TRANSFER AND TRUST COMPANY

                                     TRUSTEE

                                    INDENTURE

                          Dated as of February 3, 1993










                                   $2,070,000








          12% Convertible Subordinated Debentures due February 25, 2003

                                TABLE OF CONTENTS

ARTICLE                            HEADING                                  PAGE

 I    DEFINITIONS AND RULES OF CONSTRUCTION                                    1
       1.01.          Definitions                                              1
       1.02.          Other Definitions.                                       2
       1.03.          Rules of Construction.                                   2

 II   THE SECURITIES                                                           3
       2.01.          Form and Dating                                          3
       2.02.          Execution and Authentication                             3
       2.03.          Registrar, Paying Agent and Conversion Agent.            3
       2.04.          Paying Agent to Hold Money in Trust                      3
       2.05.          Holder Lists.                                            4
       2.06.          Transfer and Exchange.                                   4
       2.07.          Replacement Securities.                                  4
       2.08.          Outstanding Securities.                                  4
       2.09.          Treasury Securities.                                     5
       2.10.          Temporary Securities.                                    5
       2.11.          Cancellation.                                            5
       2.12.          Defaulted Interest                                       5

 III  REDEMPTION                                                               6
       3.01.          Notices to Trustee                                       6
       3.02.          Selection of Securities to be Redeemed                   6
       3.03.          Notice of Redemption                                     6
       3.04.          Effect of Notice of Redemption                           6
       3.05.          Deposit of Redemption Price                              6
       3.06.          Securities Redeemed in Part                              7

 IV   COVENANTS                                                                7
       4.01.          Payment of Securities                                    7
       4.02.          SEC Reports                                              7
       4.03.          Compliance Certificate                                   7
       4.04.          Limitation on Dividends: Stock Purchase and Senior Debt  7
       4.05           Certain Transactions With a Parent and its Affiliates    8

 V    SUCCESSORS                                                               9
       5.01.          When Company May Merge, etc                              9

 VI      DEFAULTS AND REMEDIES                                                 9
          6.01.            Events of Default                                   9
          6.02.            Acceleration                                       10
          6.03.            Other Remedies                                     10
          6.04.            Waiver of Past Defaults                            10
          6.05.            Control by Majority                                10
          6.06.            Limitation on Suits                                10
          6.07.            Rights of Holders to Receive Payment
                              or Convert Securities                           11
          6.08.            Collection Suit by Trustee                         11
          6.09.            Trustee May File Proofs of Claim                   11
          6.10.            Priorities                                         11
          6.11.            Undertaking for Costs                              12

 VII     TRUSTEE                                                              12
          7.01.            Duties of Trustee                                  12
          7.02.            Rights of Trustee                                  13
          7.03.            Individual Rights of Trustee                       13
          7.04.            Trustee's Disclaimer                               13
          7.05.            Notice of Defaults                                 13
          7.06.            Reports by Trustee to Holders                      13
          7.07.            Compensation and Indemnity                         14
          7.08.            Replacement of Trustee                             14
          7.09.            Successor Trustee by Merger, etc.                  15
          7.10.            Eligibility Disqualification                       15

 VIII    DISCHARGE OF INDENTURE                                               15
          8.01.            Termination of Company's Obligations               15
          8.02.            Application of Trust Money                         16
          8.03.            Repayment to Company                               16

 IX      AMENDMENTS                                                           16
          9.01.            Without Consent of Holders                         16
          9.02.            With Consent of Holders                            17
          9.03.            Revocation and Effect of Consents                  17
          9.04.            Notation on or Exchange of Securities              17
          9.05.            Trustee Protected                                  17

 X       CONVERSION                                                           18
          10.01.  Conversion Privilege                                        18
          10.02.  Conversion Procedure                                        18
          10.03.  Fractional Shares                                           18
          10.04.  Taxes on Conversion                                         19
          10.05.  Adjustment for Change in Capital Stock                      19

          10.06.  Adjustment for Certain Issuances of Common Stock            19
          10.07.  Subscription Offerings                                      20
          10.08.  Other Rights to Acquire Common Stock                        20
          10.09.  Current Market Price                                        21
          10.10.  Minimum Adjustment                                          21
          10.11.  When Adjustment May Be Deferred                             21
          10.12.  Number of Shares                                            22
          10.13.  When No Adjustment Required                                 22
          10.14.  Notice of Adjustment                                        22
          10.15.  Voluntary Reduction                                         22
          10.16.  Notice of Certain Transactions                              22
          10.17.  Reorganization of Company                                   23
          10.18.  Company Determination Final                                 23
          10.19.  Trustee's Disclaimer                                        23

 XI      SUBORDINATION                                                        23
          11.01.  Agreement to Subordinate                                    23
          11.02.  Certain Definitions                                         24
          11.03.  Liquidation, Dissolution, Bankruptcy                        24
          11.04.  Default on Senior Debt                                      25
          11.05.  Acceleration of Securities                                  25
          11.06.  When Distribution Must be Paid Over                         25
          11.07.  Notice by Company                                           25
          11.08.   Subrogation                                                25
          11.09.  Relative Rights                                             25
          11.10.  Subordination May Not be Impaired by Company                26
          11.11.  Distribution or Notice to Representative                    26
          11.12.  Rights of Trustee and Paying Agent                          26

 XII     MISCELLANEOUS                                                        26
          12.01.  Notices                                                     26
          12.02.  Communications by Holders with Other Holders                27
          12.03.  Certificate and Opinion as to Conditions Precedent          27
          12.04.  Statements Required in Certificate or Opinion               27
          12.05.  Rules by Trustee and Agents                                 27
          12.06.  Legal Holidays                                              28
          12.07.  No Recourse Against Others                                  28
          12.08.  Duplicate Originals                                         28
          12.09.  Miscellaneous                                               28
          12.10.  Governing Law                                               29

INDENTURE dated as of February 3, 1993 between THERMWOOD CORPORATION, an Indiana corporation (the "Company"), and AMERICAN STOCK TRANSFER AND TRUST COMPANY, as trustee (the "Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's 12% Convertible Subordinated Debentures due 2002 (the "Securities").

                                    ARTICLE I

                      DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.01.              Definitions.

         "Affiliate" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.

         "Agent"  means  any  Registrar,   Paying  Agent,  Conversion  Agent  or
co-registrar.

         "Board of Directors" means the Board of Directors of the Company or any authorized committee of the Board.

         "Company" means the party named as such above until a successor replaces it and thereafter means the successor.

         "Default" means any event which is, or after notice or passage of time would be, an Event of Default.

         "Holder" means a person in whose name a Security is registered.

         "Indenture" means this Indenture as amended from time to time.

         "Officers' Certificate" means a certificate signed by two Officers. See Sections 12.03 and 12.04.

         "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee. See Sections 12.03 and 12.04.

         "Principal" of a debt security means the principal of the security plus the premium, if any, on the security.

         "SEC" means the Securities and Exchange Commission.

         "Securities" means the Securities described above issued under this Indenture.

         "Subsidiary" means any entity of which at least a majority of the capital stock having ordinary voting power for the election of directors or other governing body of such entity (other than securities having such power only by reason of the happening of a contingency) shall be owned by the Company directly or indirectly through one or more of such Subsidiaries.

         "Trustee" means the party named as such above until a successor replaces it and thereafter means the successor.

         "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

Section 1.02.              Other Definitions.

                  Term                      Defined in Section

         "Bankruptcy Law"                                      6.01
         "Common Stock"                                       10.01
         "Conversion Agent"                                    2.03
         "Current Market Price"                               10.09
         "Custodian"                                           6.01
         "Event of Default"                                    6.01
         "Existing Conversion Price"                          10.06
         "Indebtedness"                                       11.02
         "Legal Holiday"                                      12.06
         "Officer"                                            12.09
         "Paying Agent"                                        2.03
         "Registrar"                                           2.03
         "Representative"                                     11.02
         "Senior Debt"                                        11.02
         "U.S. Government Obligations"                         8.01

Section 1.03.              Rules of Construction.

Unless the context otherwise requires (i) a term has the meaning assigned to it;
(ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; (iv) words in the singular include the plural, and in the plural include the singular, and (v) provisions apply to successive events and transactions.

                                   ARTICLE II

                                 THE SECURITIES
Section 2.01.              Form and Dating.

The Securities shall be in the form of Exhibit A, which is part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication.

Section 2.02.              Execution and Authentication.

(a) Two Officers shall sign the Securities for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Securities. If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall be valid nevertheless.

(b) A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture. The Trustee shall authenticate Securities for original issue in the aggregate principal amount stated in paragraph 4 of Exhibit A upon a written order of the Company signed by two officers. The aggregate principal amount of Securities outstanding at any time may not exceed that amount except as provided in Section 2.07. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate.

Section 2.03.              Registrar, Paying Agent and Conversion Agent.

The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the "Registrar"), an office or agency where Securities may be presented for payment (the "Paving Agent") and an office or agency here Securities may be presented for conversion (the "Conversion Agent"). The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may appoint one or more co-registrars, one or more additional paying agents and one or more additional conversion agents. The term "Paying Agent" includes any additional conversion agent. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent, the Trustee shall act as such.

Section 2.04.              Paying Agent to Hold Money in Trust.

The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying

Agent for the payment of principal of or interest on the Securities, and will notify the Trustee of any default by the Company in making any such payment. If the Company acts as Paying Agent, it shall segregate the money and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon doing so the Paying Agent shall have no further liability for the money.

Section 2.05.              Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders.

Section 2.06.              Transfer and Exchange.

Where Securities are presented to the Registrar or a co-register with a request to register transfer or to exchange them for an equal principal amount of Securities the Trustee shall permit the Registrar or co-registrar to register the transfer or make the exchange if its requirements for such transaction are met. To permit registrations of transfer and exchanges, the Trustee shall authenticate Securities at the Registrar's request. The Company may charge a reasonable fee for any registration of transfer or exchange but not for any exchange pursuant to Section 2.10, 3.06 or 10.02.

Section 2.07.              Replacement Securities.

If the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond must be sufficient in the judgment of both to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Security is replaced. The Company may charge for its expenses in replacing a Security. Every replacement Security is an additional obligation of the Company.

Section 2.08.              Outstanding Securities.

The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser. If Securities are considered paid under
Section 4.01, they cease to be outstanding and interest on them ceases to accrue. A Security does not cease to be outstanding because the Company or an Affiliate holds the Security.

Section 2.09.              Treasury Securities.

In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded.

Section 2.10.              Temporary Securities.

Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Securities in exchange for temporary Securities.

Section 2.11.              Cancellation.

The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar, Paying Agent and Conversion Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange, payment or conversion. The Trustee shall cancel all Securities surrendered for registration of transfer, exchange, payment, conversion or cancellation and shall dispose of canceled Securities as the Company directs. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation or that any Holder has converted pursuant to Article X.

Section 2.12.              Defaulted Interest.

If the Company defaults in a payment of interest on the Securities, it shall pay the defaulted interest in any lawful manner. It may pay the defaulted interest, plus any interest payable on the defaulted interest, to the persons who are Holders on a subsequent special record date. The Company shall fix the record date and payment date. At least 15 days before the record date, the Company shall mail to Holders a notice that states the record date, payment date and amount of interest to be paid.

                                   ARTICLE III

                                   REDEMPTION

Section 3.01.              Notices to Trustee.

If the Company wants to redeem Securities pursuant to Paragraph 5 of the Securities, it shall notify the Trustee of the redemption date and the principal amount of Securities to be redeemed at least 50 days before the redemption date.

Section 3.02.              Selection of Securities to be Redeemed.

If less than all the Securities are to be redeemed, the Trustee shall select the Securities to be redeemed pro rata or by lot. The Trustee shall make the selection not more than 75 days before the redemption date from Securities outstanding not previously called for redemption. The Trustee may select for redemption portions of the principal of Securities that have denominations larger than $1,000. Securities and portions of them it selects shall be in amounts of $1,000 or integral multiples of $1,000. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

Section 3.03.              Notice of Redemption.

At least 30 days but not more than 60 days before a redemption date, the Company shall mail a notice of redemption to each Holder whose Securities are to be redeemed. The notice shall identify the Securities to be redeemed and shall state (i) the redemption date and redemption price; (ii) the conversion price;
(iii) the name and address of the Paying Agent and Conversion Agent ; (iv) that Securities called for redemption may be converted at any time before the close of business on the redemption date; (v) that Holders who want to convert Securities must satisfy the requirements in paragraph 9 of the Securities; (vi) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price; and (vii) that interest on Securities called for redemption ceases to accrue on and after the redemption date. At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

Section 3.04.              Effect of Notice of Redemption.

Once notice of redemption is mailed, Securities called for redemption become due and payable on the redemption date at the redemption price.

Section 3.05.              Deposit of Redemption Price.

On or before the redemption date, the Company shall deposit with the Paying Agent money sufficient to pay the redemption price of and accrued interest on all Securities to be redeemed on that date. The Paying Agent shall return to the Company any money not required for that purpose because of conversion of Securities.

Section 3.06.              Securities Redeemed in Part.

Upon surrender of a Security that is redeemed in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

                                   ARTICLE IV

                                    COVENANTS

Section 4.01.              Payment of Securities.

The Company shall pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities. Principal and interest shall be considered paid on the date due if the Paying Agent holds on that date money sufficient to pay all principal and interest then due. The Company shall pay interest on overdue principal at the rate borne by the Securities. It shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02.              SEC Reports.

The Company shall file with the Trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Section 4.03.              Compliance Certificate.

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers' Certificate staring whether or not the signers know of any Default that occurred during the fiscal year. If they do, the Certificate shall describe the Default and its status. The Certificate need not comply with Section 12.04. See Section 12.09.

Section 4.04.           Limitation on Dividends: Stock Purchase and Senior Debt.

(a) The Company will not declare or pay any cash dividends on, or make any distribution to the holders of, any shares of capital stock of the Company, other than dividends or distributions payable in such capital stock, and neither the Company nor any Subsidiary will purchase, redeem or otherwise acquire or retire for value any shares of capital stock of the Company or warrants or rights to acquire such capital stock if, at the time of such declaration, payment, distribution, purchase, redemption, other acquisition or retirement, an Event of Default shall have occurred and be continuing.

(b) The provisions of this Section 4.04 shall not prevent (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment complied with the provisions hereof, (ii) the retirement of any shares of the Company's capital stock in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Subsidiary) of, other shares if its capital stock (other than any preferred stock which by its terms must be redeemed by the Company prior to the maturity date of the Securities), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under this
Section 4.04.

Section 4.05          Certain Transactions With a Parent and its Affiliates.
\
The Company may not, and it may not permit any Subsidiary, directly or indirectly, sell (by merger, exchange or otherwise) or lease any property to an Affiliate, make any investment in, or render any service to an Affiliate, or purchase (by merger, exchange or otherwise) or borrow any money from, or make any payment for any service rendered by an Affiliate except (i) any sale or lease of any property, or the rendering of any service to an Affiliate, or any purchase or lease of any property, or any payment for any service rendered, or the making of any agreement to do so, if (A) such transaction is effected in the ordinary course of business and the Board of Directors determines in good faith that the terms thereof are at least as favorable to the Company or its Subsidiary as those which could be, or could reasonably be expected to be, obtained in a similar transaction with an entity other than any of its Affiliates or (B) the terms of such transaction are at least as favorable to the Company or its Subsidiary as those which could be obtained in a similar transaction with an entity other than any of its Affiliates; (ii) any borrowing of money, or the making of any agreement to do so, if the Board of Directors determines in good faith that the terms of such transaction are at least as favorable to the Company or its Subsidiary as those which could be, or could reasonably be expected to be, obtained in a similar transaction with an entity other than any of its Affiliates; (iii) any payment by the Company or any of its Subsidiaries to any of its officers, directors or employees or agreement to do so, if the Board of Directors determines in good faith that the amount to be paid, or to be agreed to be paid, for such service bears a reasonable relationship to the value of such services to the Company or such Subsidiary; or
(iv) any sale to an Affiliate by the Company or a Subsidiary of any capital stock or other securities or other obligations of an Affiliate at a cash sale price not less than the original cost thereof to the Company or such an Affiliate or Subsidiary, as the same may have been reduced from time to time by cash dividends or interest payments thereon or payments of principal thereof received by the Company or such Subsidiary plus interest on such investment, as the same may have been reduced from time to time at a rate not less than the rate borne by the Debentures; but in no event less than current fair market value.

                                    ARTICLE V

                                   SUCCESSORS

Section 5.01.              When Company May Merge, etc.

The Company shall not consolidate with or merge into, or transfer or lease all or substantially all of its assets to, any person unless (i) the person is a corporation; (ii) the person assumes by supplemental indenture all the obligations of the Company under the Securities and this Indenture, except that it need not assume the obligations of the Company as to conversion of Securities if pursuant to section 10.17 the Company or another person enters into a supplemental indenture obligating it to deliver securities, cash or other assets upon conversion of Securities; and (iii) immediately after the transaction no Default exists. The surviving, transferee or lessee corporation shall be the successor Company, but the predecessor Company in the case of a transfer or lease shall not be released from the obligation to pay the principal of and interest on the Securities.

                                   ARTICLE VI

                              DEFAULTS AND REMEDIES

Section 6.01.              Events of Default.

(a) An "Event of Default" occurs if (i) the Company Defaults in the payment of interest on any Security when the same becomes due and payable and the Default continues for a period of 45 days; (ii) the Company defaults in the payment of the principal of any Security when the same becomes due and payable at maturity, upon redemption or otherwise; (iii) the Company fails to comply with any of its other agreements in the Securities or this Indenture and the Default continues for the period and after the notice specified below; (iv) the Company pursuant to or within the meaning of any Bankruptcy Law (A) commences a voluntary case,
(B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors; or (v) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case, (B) appoints a Custodian of the Company or for all or substantially all of its property, or (C) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 60 days.

(b) The term "Bankruptcy Law" means Title II, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(c) A Default under clause 6.01 (a) (iii) above is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Securities notify the Company of the Default and the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 6.02.              Acceleration.

If an Event of Default occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the Securities by notice to the Company and the Trustee, may declare the principal of and accrued interest on all the Securities to be due and payable. Upon such declaration the principal and interest shall be due and payable immediately. The Holders of at least a majority in principal amount of the Securities by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

Section 6.03.              Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture. The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04.              Waiver of Past Defaults.

The Holders of at least a majority in principal amount of the Securities by notice to the Trustee may waive an existing Default and its consequences except a Default in the payment of the principal of or interest in any Security or a Default under Article X.

Section 6.05.              Control by Majority.

The Holders of at least a majority in principal amount of the Securities may direct the time, method and place of conducting any proceeding for and remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of another Holder or would involve the Trustee in personal liability.

Section 6.06.              Limitation on Suits.

(a) A Holder may pursue a remedy with respect to this Indenture or the Securities only if (i) the Holder gives to the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the Securities make a written request to the Trustee to pursue the remedy;

(iii) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period the Holders of at least a majority in principal amount of the Securities do not give the Trustee a direction inconsistent with the request.

(b) A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.07.        Rights of Holders to Receive Payment or Convert Securities.

(a) Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of and interest on his Security, on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after such respective due dates, shall not be impaired or affected without the consent of the Holder.

(b) Notwithstanding any other provision of this Indenture, the right of any Holder to bring suit for the enforcement of his right to convert his Security shall not be impaired or affected without the consent of the Holder.

Section 6.08.              Collection Suit by Trustee.

If an Event of Default specified in clauses 6.01 (a) (i) or (ii) above occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid.

Section 6.09.              Trustee May File Proofs of Claim.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, its creditors or its property.

Section 6.10.              Priorities.

If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order: first to the Trustee for amounts due under Section 7.07; second to holders of Senior Debt to the extent required by Article XI; third to Holders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and fourth to the Company. The Trustee may fix a record date and payment date for any payment to Holders.

Section 6.11.              Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by the Trustee, a condition for the institution of such suit shall be the giving by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorney's fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in principal amount of the Securities.

                                   ARTICLE VII

                                     TRUSTEE

Section 7.01.              Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise its rights and powers and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default (i) the Trustee need perform only those duties that are specifically set forth in this Indenture and no others; and (ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; provided however, that the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that (i) this paragraph does not limit the effect of Paragraph (b) of this Section; (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and (iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to Paragraphs (a), (b) and (c) of this Section.

(e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it except as the

Trustee may agree with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02.              Rights of Trustee.

(a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Certificate or Opinion.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 7.03.              Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or an affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights.

Section 7.04.              Trustee's Disclaimer.

The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities other than its authentication.

Section 7.05.              Notice of Defaults.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders a notice of the Default within 90 days after it occurs. Except in the case of a Default in payment on any Security, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders.

Section 7.06.              Reports by Trustee to Holders.

Within 60 days after the reporting date stated in Section 12.10, the Trustee shall mail to Holders a brief report dated as of such reporting date that contains the type of information required by Section

313 (a) of the Trust Indenture Act of 1939. A copy of each report at the time of its mailing to Holders shall be filed with each stock exchange on which the Securities are listed.

Section 7.07.              Compensation and Indemnity.

(a) The Company shall pay to the Trustee from time to time reasonable compensation for its services. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

(b) The Company shall indemnify the Trustee against any loss or liability incurred by it. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity and the Company shall defend the claim. The Trustee may have separate counsel but the fees and expenses of such counsel shall be borne by the Trustee unless the Company shall not have promptly employed counsel to assume the defense of the claim, in which event such fees and expenses shall be borne by the Company. The Company shall have the right, in its sole discretion, to satisfy or settle any claim for which indemnification has been sought and is available hereunder as long as such satisfaction or settlement is at no cost to the Trustee. The Company need not pay for any settlement made without its consent or reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence or bad faith.

 (c) To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities. When the Trustee incurs expenses or renders services after an Event of Default specified in clauses 6.01 (a) (iv) or (v) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.08.              Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section. The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if (i) the Trustee fails to comply with Section 7.10; (ii) the Trustee is adjudged a bankrupt or an insolvent; (iii) a receiver or public officer takes charge of the Trustee or its property; or (iv) the Trustee becomes incapable of acting.

(b) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(c) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(d) If the Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Paragraph 7.07 (c).

Section 7.09.              Successor Trustee by Merger, etc..

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 7.10.              Eligibility Disqualification.

This Indenture shall always have a Trustee who shall at all times be a corporation organized and doing business under the laws of the United States or of any State or Territory or of the District of Columbia which is (i) authorized under such laws to exercise corporate trust powers, and (ii) subject to supervision or examination by Federal, State, Territorial, or District of Columbia authority. The Trustee shall always have a combined capital and surplus as stated in Section 12.10. This Indenture shall never have a Trustee that directly or indirectly controls or is directly or indirectly controlled by or is under direct or indirect common control with the Company.

                                  ARTICLE VIII

                             DISCHARGE OF INDENTURE

Section 8.01.              Termination of Company's Obligations.

(a) The Company may terminate all of its obligations under this Indenture if (i) the Securities mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption; and (ii) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Securities to maturity or redemption, as the case may be. The Company may make the deposit only during the one year period and only if Article XI permits it.

However, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 4.01, 7.07, 7.08 and 8.03, and in Article X, shall survive until the Securities are no longer outstanding. Thereafter the Company's obligations in Section 7.07 and 8.03 shall survive.

(b) After a deposit the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified in Paragraph (a) above.

(c) In order to have money available on a payment date to pay principal or interest on the Securities, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

(d) "U.S. Government Obligations" means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

Section 8.02.              Application of Trust Money.

The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.01 above. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Securities. Money and securities so held in trust are not subject to Article XI.

Section 8.03.              Repayment to Company.

The Trustee and the Paying Agent shall promptly pay to the Company upon request any excess money or securities held by them at any time. The Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of principal or interest that remains unclaimed for two years. After payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

                                   ARTICLE IX

                                   AMENDMENTS

Section 9.01.              Without Consent of Holders.

The Company and the Trustee may amend this Indenture or the Securities without the consent of any Holder to (i) cure any ambiguity, defect or inconsistency;
(ii) comply with Sections 5.01 and 10.17; or (iii) make any change that does not adversely affect the right of any Holder.

Section 9.02.              With Consent of Holders.

(a) The Company and the Trustee may amend this Indenture or the Securities with the written consent of the Holders of at least 66 2/3% in principal amount of the Securities. However, without the consent of each Holder affected, an amendment under this Section may not: (i) reduce the amount of Securities whose Holders must consent to an amendment; (ii) reduce the rate of or change the time for payment of interest on any Security; (iii) reduce the principal of or change the fixed maturity of any Security; (iv) make any Security payable in money other than that stated in the Security; (v) make any change in Sections 6.04 or
6.07 or the second sentence of Section 9.02; (vi) make any change that adversely affects the right to convert any Security; or (vii) make any change in Article XI that adversely affects the rights of any Holder.

(b) An amendment under this Section may not make any change that adversely affects the rights under Article XI of any holder of an issue of Senior Debt unless the holders of the issue pursuant to its terms consent to the change.

(c) After an amendment under this Section becomes effective, the Company shall mail to Holders a notice briefly describing the amendment.

Section 9.03.              Revocation and Effect of Consents.

Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04.              Notation on or Exchange of Securities.

The Trustee may place an appropriate notation about an amendment or waiver on any Security thereafter authenticated. The Company in exchange for all Securities may issue and the Trustee shall authenticate new Securities that reflect the amendment or waiver.

Section 9.05.              Trustee Protected.

The Trustee need not sign any supplemental indenture that adversely affects its rights.

                                    ARTICLE X

                                   CONVERSION

Section 10.01.             Conversion Privilege.

A Holder may convert his Security into Common Stock of the Company at any time during the period stated in Paragraph 7 of the Securities. "Common Stock" means Common Stock of the Company as it exists on the date this Indenture is originally signed. The number of shares of Common Stock issuable upon conversion of a Security shall be determined by dividing the principal amount converted by the conversion price in effect on the conversion date. The initial conversion price is stated in Paragraph 7 of the Securities. The conversion price is subject to adjustment. A Holder may convert a Portion of a Security if the portion is $ 1,000 or a whole multiple of $1,000. Provisions of this Indenture that apply to conversion of all of a Security also apply to conversion of a portion of it.

Section 10.02.             Conversion Procedure.

To convert a Security a Holder must satisfy the requirements in Paragraph 7 of the Securities. The date on which the Holder satisfies all those requirements is the conversion date. As soon as practical, the Company shall deliver through the Conversion Agent a certificate for the number of full shares of Common Stock issuable upon the conversion adjusted to account for any fractional share as provided in Section 10.03 below. The person in whose name the certificate is registered shall be treated as a stockholder of record on and after the conversion date. No payment or adjustment will be made for accrued interest on a converted Security. If a Holder converts more than one Security at the same time, the number of full shares issuable upon the conversion shall be based on the total principal amount of the Securities converted. Upon surrender of a Security that is converted in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unconverted portion of the Security surrendered. If the last day on which a Security may be converted is a Legal Holiday in a place where a Conversion Agent is located, the Security may be surrendered to that Conversion Agent on the next succeeding day that is not a Legal Holiday. The Company shall reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury enough shares of Common Stock to permit the conversion of the Securities. All shares of Common Stock which may be issued upon conversion of the Securities shall be fully paid and non-assessable. The Company will endeavor to comply with all securities laws regulating the offer and delivery of shares of Common Stock upon conversion of Securities and will endeavor to list such shares on each national securities exchange on which the Common Stock is then listed.

Section 10.03.             Fractional Shares.

The Company will not issue a fractional share of Common Stock upon conversion of a Security. Instead the Company will round any fractional share to the nearest share so that if the fraction is less than .5 no share shall be issued and if the fraction is .5 or higher the Company shall issue one full share.

Section 10.04.  Taxes on Conversion.

If a Holder converts his Security, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock upon the conversion. However, the Holder shall pay any such tax which is due because the shares are issued in a name other than his.

Section 10.05.  Adjustment for Change in Capital Stock.

Except as provided in Section 10.17 if the Company shall (i) declare a dividend on its outstanding Common Stock in shares of its capital stock, (ii) subdivide its outstanding Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then in each such case the conversion privilege and the conversion price in effect immediately prior to such action shall be adjusted so that the Holder of a Security thereafter converted may receive the number and kind of shares which he would have owned immediately following such action if he had converted the Security immediately prior to such action. Such adjustment shall be made successively whenever such event shall occur. The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification. If after an adjustment a Holder upon conversion of his Security may receive shares of two or more classes of capital stock of the Company, the Company's Board of Directors shall determine, in good faith, the allocation of the adjusted conversion price between the classes of capital stock. After such allocation, the conversion privilege and conversion price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this Article.

Section 10.06.  Adjustment for Certain Issuances of Common Stock.

If the Company shall at any time or from time to time issue any shares of Common Stock (other than shares issued as a dividend or distribution as provided in Section 10.05 above) for a consideration per share less than the conversion price in effect on the date of such issue, then, forthwith upon such issue, the conversion price in effect immediately prior to such action (the "Existing Conversion Price") shall be reduced by dividing the number of shares so issued by the total number of shares outstanding after such issuance, multiplying the quotient by the difference between the Existing Conversion Price and the price of the shares so issued and subtracting the result from the Existing Conversion Price. In the case of an issue of additional shares of Common Stock for cash, the consideration received by the Company therefor shall be deemed to be the net cash proceeds received for such shares, excluding cash received on account of accrued interest or accrued dividends and after deducting therefrom any and all commissions and expenses paid or incurred by the Company for any underwriting of, or otherwise in connection with, the issue of such shares. The term "issue" shall be deemed to include the sale or other disposition of shares held in the Company's treasury. The number of shares outstanding at any given time shall not include shares in the Company's treasury.

Section 10.07.  Subscription Offerings.

In case the Company shall issue rights, options, or warrants to all holders of Common Stock entitling them to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share (or having a conversion price per share, in the case of a security convertible into or exchangeable for Common Stock) less than the Current Market Price per share of Common Stock on the record date for the determination of stockholders entitled to receive such rights, then in each such case the conversion price shall be adjusted by multiplying conversion price in effect immediately prior to such record date by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Current Market Price and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible or exchangeable securities so to be offered are initially convertible or exchangeable). Such adjustment shall become effective at the close of business on such record date; provided, however, that, to the extent the shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) are not delivered, the conversion price shall be readjusted after the expiration of such rights, options, or warrants (but only as to those Securities which are not converted after such expiration), to the conversion price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) actually issued. In case any subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Company's Board of Directors. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

Section 10.08.  Other Rights to Acquire Common Stock.

In case the Company shall distribute to all holders of Common Stock (including any such distribution made to the stockholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness or assets (other than cash dividends or distributions and dividends payable in shares of Common Stock), or options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding those referred to in Section 10.07 above), then in each such case the conversion price shall be adjusted by multiplying the conversion price in effect immediately prior to the record date for the determination of stockholders entitled to receive such distribution by a fraction, of which the numerator shall be the Current Market Price per share of Common Stock on such record date, less the fair market value (as determined in good faith by the Company's Board of Directors) of the portion of the evidences of indebtedness or assets so to be distributed, or of such subscription rights, options, or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock, applicable to one share, and of which the denominator shall be such Current Market Price per share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of such distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution.

Section 10.09.  Current Market Price.

For the purpose of any computation under Sections 10.07 and 10.08 above, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive trading days commencing 45 trading days before such date. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing bid price regular way, in either case on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price as furnished by the National Association of Securities Dealers, Inc. through NASDAQ or similar organization if NASDAQ is no longer reporting such information, or by the National Daily Quotation Bureau or similar organization if the Common Stock is not then quoted on an inter-dealer quotation system. If on any such date the Common Stock is not quoted by any such organization, the fair value of the Common Stock on such date, as determined by the Company's Board of Directors, shall be used.

Section 10.10.  Minimum Adjustment.

No adjustment in the conversion price shall be required if such adjustment is less than $0.10; provided, however, that any adjustments which by reason of this
Section 10.10 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Article X shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

Section 10.11.  When Adjustment May Be Deferred.

In any case in which this Article X shall require that an adjustment in the conversion price be made effective as of a record date for a specified event, if a Security shall have been converted after such record date the Company may elect to defer until the occurrence of such extent issuing to the Holder of such Security the shares, if any, issuable upon such conversion over and above the shares, if any, issuable upon such conversion on the basis of the conversion price in effect prior to such adjustment; provided, however, that the Company shall deliver to such Holder a due bill or other appropriate instrument evidencing the Holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

Section 10.12.  Number of Shares.

Upon each adjustment of the conversion price as a result of the calculations made in Sections 10.05 through 10.08 above, the Securities shall thereafter evidence the right to purchase, at the adjusted conversion price, that number of shares (calculated to the nearest thousandth) obtained by dividing (i) the product obtained by multiplying the number of shares purchasable upon conversion of the Securities prior to adjustment of the number of shares by the conversion price in effect prior to adjustment of the conversion price by (ii) the conversion price in effect after such adjustment of the conversion price.

Section 10.13.  When No Adjustment Required.

No adjustment need be made for a transaction referred to in Sections 10.05 through 10.08 if Holders are permitted to participate in the transaction on a basis no less favorable than any other party and at a level which would preserve the Holders' percentage equity participation in the Common Stock upon conversion of the Securities. No adjustment need be made for sales of Common Stock pursuant to a Company plan for reinvestment of dividends or interest. No adjustment need be made for a change in the par value or no par value of the Common Stock. If the Securities become convertible solely into cash, no adjustment need be made thereafter. Interest will not accrue on the cash.

Section 10.14.  Notice of Adjustment.

Whenever the conversion price is adjusted, the Company shall promptly mail to Holders a notice of the adjustment. The Company shall file with the Trustee a certificate from the Company's independent public accountants briefly stating the facts requiring the adjustment and the manner of computing it. The certificates shall be evidence that the adjustment is correct.

Section 10.15.  Voluntary Reduction.

The Company from time to time may reduce the conversion price by any amount for any period of time if the period is at least 20 days and if the reduction is irrevocable during the period. Whenever the conversion price is reduced, the Company shall mail to Holders a notice of the reduction. The Company shall mail the notice at least 15 days before the date the reduced conversion price takes effect. The notice shall state the reduced conversion price and the period it will be in effect. A reduction of the conversion price does not change or adjust the conversion price otherwise in effect for purposes of Sections 10.05 through
10.08 above.

Section 10.16.  Notice of Certain Transactions.

If (i) the Company takes any action that would require an adjustment in the conversion price pursuant to this Article X; (ii) the Company takes any action that would require a supplemental indenture pursuant to Section 10.17; or (iii) there is a liquidation or dissolution of the Company, the Company shall mail to Holders a notice stating the proposed record date for a distribution or effective date of a reclassification, consolidation, merger, transfer, lease, liquidation or dissolution. The Company shall mail the notice at least 15 days before such date. Failure to mail the notice or any defect in it shall not affect the validity of the transaction.

Section 10.17.  Reorganization of Company.

If the Company is a party to a transaction subject to Section 5.01 or a merger which reclassifies or changes its outstanding Common Stock, the person obligated to deliver securities, cash or other assets upon conversion of Securities shall enter into a supplemental indenture. If the issuer of securities deliverable upon conversion of Securities is an affiliate of the surviving, transferee or lessee corporation, that issuer shall join in the supplemental indenture. The supplemental indenture shall provide that the Holder of a Security may convert it into the kind and amount of securities, cash or other assets which he would have owned immediately after the consolidation, merger, transfer or lease if he had converted the Security immediately before the effective date of the transaction. The supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practical to the adjustments provided for in this Article X. The successor company shall mail to Holders a notice briefly describing the supplemental indenture. If this Section applies, Section
10.05 above does not apply.

Section 10.18.  Company Determination Final.

Any determination that the Company or the Board of Directors must make pursuant to this Article X shall be conclusive, absent manifest error.

Section 10.19.  Trustee's Disclaimer.

The Trustee has no duty to determine when an adjustment under this Article X should be made, how it should be made or what it should be. The Trustee has no duty to determine whether any provisions of a supplemental indenture under
Section 10.17 are correct. The Trustee makes no representation as to the validity or value of any securities or assets issued upon conversion of Securities. The Trustee shall not be responsible for the Company's failure to comply with this Article X. Each Conversion Agent other than the Company shall have the same protection under this Section 10.19 as the Trustee.


                                   ARTICLE XI

                                  SUBORDINATION

Section 11.01.  Agreement to Subordinate.

The Company agrees, and each Holder by accepting a Security agrees, that the indebtedness evidenced by the Securities is subordinated in right of payment, to the extent and in the manner provided in this Article XI, to the prior payment in full of all Senior Debt, and that the subordination is for the benefit of the holders of Senior Debt.

Section 11.02.  Certain Definitions.

         (a) "Indebtedness" means any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of the borrower or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable, if and to the extent such indebtedness would appear as a liability upon a balance sheet of the borrower prepared on a consolidated basis in accordance with generally accepted accounting principles.

         (b) "Representative" means the indenture trustee or other trustee, agent or representative for an issue of Senior Debt.

         (c) "Senior Debt" means the principal of and premium, if any, and interest (including post-petition interest, if any) on, and any other payment due pursuant to the terms of instruments creating or evidencing Indebtedness of the Company outstanding on the date of this Indenture or Indebtedness thereafter created, incurred, assumed or guaranteed by the Company and all renewals, extensions and refundings thereof, which is payable to banks or other traditional long-term institutional lenders such as insurance companies and pension funds, unless in the instrument creating or evidencing such Indebtedness, it is provided that such Indebtedness is not senior in right of payment to the Securities. Notwithstanding the foregoing, Senior Debt with respect to the Company or any Subsidiary shall not include (i) any Indebtedness of the Company to any subsidiary for money borrowed or advanced from such Subsidiary and (ii) any Indebtedness representing the redemption price of any preferred stock.

         (d) A distribution as referred to in this Article XI may consist of cash, securities or other property.

Section 11.03.  Liquidation, Dissolution, Bankruptcy.

Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property (i) holders of Senior Debt shall be entitled to receive payment in full in cash of the principal of and interest to the date of payment on the Senior Debt before Holders shall be entitled to receive any payment of principal of or interest on Securities; and (ii) until the Senior Debt is paid in full in cash, any distribution to which Holders would be entitled but for this Article XI shall be made to holders of Senior Debt as their interest may appear, except that Holders may receive securities that are subordinated to Senior Debt to at least the same extent as the Securities.

Section 11.04.  Default on Senior Debt.

The Company may not pay principal or interest on the Securities and may not acquire any Securities for cash or property other than capital stock of the Company if (i) a default on Senior Debt occurs and is continuing that permits holders of Senior Debt to accelerate its maturity, and (ii) the default is the subject of judicial proceedings or the Company receives a notice of the default from a person who may give it pursuant to Section 11.12. The Company may resume payments on the Securities and may require them when (A) the default is cured or waived, or (B) 120 days pass after the notice is given if the default is not the subject of judicial proceedings, if this Article XI otherwise permits the payment or acquisition at that time.

Section 11.05.  Acceleration of Securities.

If payment of the Securities is accelerated because of an Event of Default, the Company shall promptly notify holders of Senior Debt of the acceleration. The Company may pay the Securities when 120 days pass after the acceleration occurs if this Article XI permits the payment at that time.

Section 11.06.  When Distribution Must be Paid Over.

If a distribution is made to Holders that because of this Article XI should not have been made to them, the Holders who receive the distribution shall hold it in trust for holders of Senior Debt and pay it over to them as their interests may appear.

Section 11.07.  Notice by Company.

The Company shall promptly notify the Trustee and the Paying Agent of any facts known to the Company that would cause a payment of principal or interest on the Securities to violate this Article XI.

Section 11.08.   Subrogation.

After all Senior Debt is paid in full and until the Securities are paid in full, Holders shall be subrogated to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt. A distribution made under this Article XI to holders of Senior Debt which otherwise would have been made to Holders is not, as between the Company and Holders, a payment by the Company on Senior Debt.

Section 11.09.  Relative Rights.

This Article XI defines the relative rights of Holders and holders of Senior Debt. Nothing in this Indenture shall (i) impair, as between the Company and the Holders, the obligation of the Company, which is absolute and unconditional, to pay principal and interest on the Securities in accordance with their terms;
(ii) affect the relative rights of Holders and creditors of the Company other than holders of Senior Debt; or (iii) prevent the Trustee or any Holder from exercising its available remedies upon a Default, subject to the rights of holders of Senior Debt to receive distributions otherwise payable to Holders. If the Company fails because of this Article XI to pay principal or interest on a Security on the due date, the failure is still a Default.

Section 11.10.  Subordination May Not be Impaired by Company.

No rights of any holder of Senior Debt to enforce the subordination of the indebtedness evidenced by the Securities shall be impaired by any act or failure to act by the Company or by its failure to comply with this Indenture.

Section 11.11.  Distribution or Notice to Representative.

Whenever a distribution is to be made or a notice given to holders of Senior Debt, the distribution may be made and the notice given to their Representative.

Section 11.12.  Rights of Trustee and Paying Agent.

The Trustee or Paying agent may continue to make payments on the Securities until it receives notice satisfactory to it that payments may not be made under this Article XI. The Company, an Agent, a Representative or a holder of Senior Debt may give the notice. If an issue of Senior Debt has a Representative, only the Representative may give the Notice. The Trustee in its individual or any other capacity may hold Senior Debt with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights.

                                   ARTICLE XII

                                  MISCELLANEOUS
Section 12.01.  Notices.

Any notice or communication by the Company or the Trustee to the other is duly given if in writing and delivered in person or mailed by first-class mail to the other's address stated in Section 12.9. The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications. Any notice or communication to a Holder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it. If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 12.02.  Communications by Holders with Other Holders.

The Trustee, within five business days after receipt of a written application by any three or more Holders stating that they desire to communicate with other Holders with respect to their rights under the Indenture or Securities, and accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, and by reasonable proof that each such applicant has owned his Securities for a period of at least six months preceding the date of such application, shall inform such applicants as to the approximate number of Holders and the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application. The Trustee shall, upon the written request of such applicants, mail to all Holders copies of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment of the reasonable expenses of such mailing, unless within five days after such tender, the Trustee shall determine, in good faith, that such mailing would be contrary to the best interests of the Holders or would be in violation of applicable law.

Section 12.03.  Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee (i) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and (ii) an Opinion of Counsel stating that in the opinion of such counsel, all such conditions precedent have been complied with.

Section 12.04.  Statements Required in Certificate or Opinion.

Each Certificate or Opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include (i) a statement that the person making such Certificate or Opinion has read such covenant or condition;
(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such Certificate or Opinion are based; (iii) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 12.05.  Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or a meeting of Holders. The Registrar, Paying Agent or Conversion Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.06.  Legal Holidays.

A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 12.07.  No Recourse Against Others.

All liability described in the Securities of any director, officer, employee or stockholder, as such, of the Company is waived and released.

Section 12.08.  Duplicate Originals.

The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

Section 12.09.  Miscellaneous.

         (a) "Officer" means the President, any Vice-President, the Treasurer or the Secretary of the Company.

         (b) The Trustee shall initially serve as authenticating agent. The Company initially appoints the Trustee as Paying Agent, Registrar and Conversion Agent.

         (c) The first certificate pursuant to Section 4.03 shall be for the fiscal year ending on July 31, 1993.

         (d) The reporting date for Section 7.06 is November 15 of each year. The first reporting date is November 15, 1993.

         (e) The Trustee, and any successor Trustee, shall always have a combined capital and surplus of at least $10,000,000 as set forth in its most recent published annual report of condition.

         (f)      The Company's address is:

                  Thermwood Corporation
                  P.O. Box 435
                  Old Buffaloville Road
                  Dale, Indiana 47523

                  The Trustee's address is:

                  American Stock Transfer and Trust Company
                  Trust Department
                  40 Wall Street
                  New York, New York 10005

Section 12.10.  Governing Law.

The laws of the state of New York shall govern this Indenture and the Securities.

                                         SIGNATURES

Dated:    2/3/93                                  THERMWOOD CORPORATION

                                         By       /s/ Kenneth J. Susnjara
                                                  Kenneth J. Susnjara, President

Attest:

/s/ Linda S. Susnjara
Linda S. Susnjara, Secretary                               [SEAL]

Dated:    2/3/93
                                         AMERICAN STOCK TRANSFER AND
                                         TRUST COMPANY
Attest:
                                         By       /s/ signature illegible

                                                                  Exhibit (c)(4)





         RESOLVED, that, pursuant to and subject to the effectiveness of the Reverse Stock Split, pursuant to Section 10.05 of the Indenture dated February 3, 1993, between the Corporation and American Stock Transfer and Trust Company (the "Indenture") and notwithstanding Section 10.03 of such Indenture, the conversion privilege with respect to the Corporation's outstanding Convertible Subordinated Debentures (the "Debentures") shall be adjusted so that, upon the effective date of the Reverse Stock Split, the holders of Debentures convertible into fewer than 37,000 shares, including holders whose Debentures would be convertible into fewer than .5 shares of New Common Stock, will be entitled to convert such Debentures into the right to receive cash in lieu of fractional shares, computed on the basis of $11.00 for each share of Old Common Stock which each such Debenture holder would have received immediately prior to the effective date of the Reverse Stock Split had he or she converted his or her Debentures at that time;

         FURTHER RESOLVED, that such cash in lieu of fractional shares shall not bear any interest; and

         FURTHER RESOLVED, that the officers of the Corporation be and they hereby are authorized and directed, for and on behalf of the Corporation, to execute such documents and provide such notices as are required under the terms of the Indenture between the Corporation and American Stock Transfer and Trust Company, as trustee, dated February 3, 1993.

                                                                  Exhibit (c)(5)



                                OPTION AGREEMENT

         This agreement made this 22nd day of February, 1996, by and between the Thermwood Corporation, an Indiana corporation, having its principal place of business in Dale, Indiana, hereinafter referred to as Thermwood; and R. Jerry Falkner, an individual, residing at Trophy Club 1, Skyland Country Club, Crested Butte, Colorado 81224, hereinafter referred to as Falkner,

         WITNESSETH THAT:

         WHEREAS, Thermwood has retained Falkner to render certain public relations services for Thermwood; and

         WHEREAS, Falkner has offered to render such services partially in consideration of the grant by Thermwood to Falkner of an option to purchase a certain number of shares of the common stock of Thermwood, which offer Thermwood is willing to accept, under the following terms and conditions.

         NOW, THEREFORE, in consideration of Ten Dollars ($10.00), the premises and mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by Falkner, the parties hereto agree as follows:

         1. Thermwood hereby grants to Falkner the right, privilege and option to purchase twenty thousand (20,000) shares of the common stock of Thermwood at a price of One Dollar and Sixty-eight and three-quarters Cents ($1.6875) per share, at any time within an exercise period of ten (10) years commencing with the date of this agreement as hereinabove set forth.

         2. The right, privilege and option provided for in Paragraph 1 hereof shall be exercised by written notice directed to Thermwood at its principal place of business, accompanied by a check in payment of the option price for the number of shares specified and paid for. Upon such exercise, Thermwood shall cause immediate delivery of such shares to be made provided that if any law or regulation requires Thermwood to take any action with respect to the shares specified in such notice before issuance thereof, then, the delivery of such shares shall be extended for the period necessary for Thermwood to take such action. Any certificate representing any shares issued pursuant to the provisions of this paragraph shall bear the legend:

                  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

unless and until the shares of common stock underlying this option shall have been the subject of an effective registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

         3. Falkner hereby represents to Thermwood that any shares to be purchased pursuant to the option provided herein would be acquired for investment for his own account and not with a view to or for resale in connection with any distribution of such shares. In making such representation, Falkner confirms that he does not intend to dispose of all or any part of such shares unless and until such sale is, in the opinion of Thermwood's legal counsel, lawful under the Securities Act of 1933, as amended, and the Indiana Securities Law.

         4. Falkner understands that the shares being issued are not presently eligible for resale under the conditions of Rule 144 promulgated under the Securities Act of 1933, as amended, and that he may be unable to sell such shares in the absence of an opinion of Thermwood's legal counsel that registration is not required or advice from the Securities and Exchange Commission that the Commission will take no action with respect to the proposed transaction.

         5. Falkner hereby consents that, if Thermwood may so desire, Thermwood may permit the transfer of the shares referred to herein out of Falkner's name only when a request for transfer is accompanied by an opinion of Thermwood's legal counsel to the effect that neither the sale nor the proposed transfer results in a violation of the Securities Act of 1933, as amended, or when the Securities and Exchange Commission advises in writing that it will take no action with respect to the proposed sale or disposition, and further consents that the aforementioned legend to the effect of the foregoing may be placed on the certificate or certificates delivered to him or any substitute therefor.

         6. Falkner acknowledges that in connection with any purchase of the shares referred to herein, he has been furnished with all information he has considered necessary and advisable to enable him to form a decision concerning such purchase, and that he has been urged to consult independent legal and accounting counsel prior to such purchase and has been advised that all information reasonably required by such counsel would be furnished to him promptly.

         7. Falkner further represents that he has sufficient knowledge and experience in financial and business matters, that he is capable of evaluating the merits and risks of the purchase of the shares referred to herein and that he is able to bear the economic risk of the purchase of such shares.

         8. Falkner further understands that the foregoing representations, acknowledgments and consents are being relied upon by Thermwood as inducements to sell the shares referred to herein to Falkner.

         9. The number of shares subject to this right, privilege and option and the option price for such shares shall be proportionally adjusted in the event of any changes in the outstanding common stock of Thermwood by reason of any stock dividend, split up, recapitalization or liquidation or the like.

         10. Falkner shall have no rights as a shareholder with respect to any shares available for purchase under the right, privilege and option granted herein until payment of the prescribed option price and delivery to him of such shares as herein provided.

         11. This agreement shall be binding upon the heirs, executors, administrators, assignees and successors of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed on the date hereinabove set forth.

ATTEST:                                        THERMWOOD CORPORATION


/s/ Linda Susnjara                             /s/ Kenneth J. Susnjara
------------------------------                 ---------------------------------
Secretary                                      President



WITNESS:


                                               /s/ Jerry Falkner
------------------------------                 ---------------------------------
                                               R. Jerry Falkner

                                                                  Exhibit (c)(5)





         RESOLVED, that the Corporation shall be authorized to pay to R. Jerry Falkner the total of $10,250 (which represents the product of (i) the excess of cash offered in lieu of fractional shares pursuant to the Reverse Stock Split ($11.00) over the per share exercise price of the option ($8.4375) times (ii) the number of shares pursuant to such option (4,000)), and that Falkner's option agreement shall be terminated upon such payment; and

         FURTHER RESOLVED, that the officers of the Corporation be and they hereby are authorized and directed, for and on behalf of the Corporation, to execute such other documents as are required to carry out the intent of the foregoing resolution.

                                                                  Exhibit (c)(6)




                                OPTION AGREEMENT

         This agreement, entered into this 3rd day of September, 1998, by and between the Thermwood Corporation, an Indiana corporation having its principal place of business at 904 Old Buffaloville Road, Dale, Indiana, hereinafter referred to as Thermwood; and Edgar Mulzer, an individual residing at 401 Tenth Street, Tell City, Indiana, hereinafter referred to as Mulzer,

         WITNESSETH THAT:

         Whereas, Mulzer is the owner of a certain number of shares of the presently outstanding shares of the common stock of Thermwood, hereinafter referred to as Old Common Stock; and

         WHEREAS, Thermwood contemplates amending its articles of incorporation and effecting a reverse stock split providing for the conversion of each 37,000 shares of Old Common Stock of Thermwood into one share of new common stock of Thermwood, hereinafter referred to as New Common Stock and the payment of cash in lieu of factional shares; and

         WHEREAS, following said conversion, Mulzer is expected to be the owner of five (5) shares of New Common Stock; and

         WHEREAS, Thermwood is desirous of obtaining form Mulzer the right, privilege and option to purchase said 5 shares of New Common Stock to be owned by Mulzer, which Mulzer is willing to grant, under the following terms and conditions.

         NOW, THEREFORE, for and in consideration of the premise and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

         1. Mulzer hereby grants unto Thermwood, the right, privilege and option to purchase from Mulzer said 5 shares of New Common Stock of Thermwood to be issued and owned by Mulzer pursuant to said amendment to the articles of incorporation of Thermwood and reverse stock split, at a purchase price of Five Hundred Seventy Three Thousand and Five Hundred Dollars ($573,500.00) per share of said New Common Stock, exercisable at any time after October 31, 1999 and before November 1, 2003, as to any number of or all such shares. If the reverse stock split is not consummated on or before December 31, 1998, this right shall terminate.

         2. In consideration of the right, privilege and option set forth in Paragraph 1 hereof, Thermwood shall pay Mulzer the amount of Five Thousand Dollars ($5,000.00) upon execution of this agreement.

         3. The right, privilege and option provided for in Paragraph 1 hereof shall be exercised by written notice by Thermwood to Mulzer at the address of Mulzer as hereinbefore set forth, accompanied by a check in payment of the price of the number of shares specified and paid for. Upon such exercise, Mulzer shall cause the certificate or certificates representing the shares of New Common Stock purchased pursuant to said exercise to be duly endorsed over and delivered unto Thermwood.

         4. Mulzer represents and warrants that (a) he is the sole, true and rightful owner of the shares of Old Common Stock presently registered in his name in the corporate records of Thermwood, (b) said presently owned shares of Old Common Stock are not and shall not be encumbered in any manner, (c) he shall be the sole, true and rightful owner of the shares of New Common Stock to be issued to him pursuant to said conversion and (d) said shares of New Common Stock to be issued pursuant to said conversion shall not be encumbered in any manner.

         5. Upon the  conversion  of said  shares of Old Common  Stock into said shares of New Common Stock, Thermwood shall cause any certificate or certificates representing said shares of New Common Stock to be issued to Mulzer pursuant to said conversion, to bear the legend:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN AGREEMENT BY AND BETWEEN THE THERMWOOD CORPORATION AND EDGAR MULZER
         DATED SEPTEMBER 3, 1998.

         6. The number of shares subject to this right, privilege and option and the option price for such shares shall be proportionally adjusted in the event of any changes in said New Common Stock of Thermwood by reason of any stock divided, split up, recapitalization, liquidation or the like.

         7. Mulzer shall retain all rights as a shareholder with respect to said shares of New Common Stock available for purchase under the right, privilege and option granted herein until payment of the prescribed option price and delivery to Thermwood of such shares as herein provided.

         8.  This  agreement  shall  be  binding  upon  the  heirs,   executors,
administrators, assignors and successors of the parties hereto.

         9. This agreement shall be governed by and interpreted under the substantive laws of the State of Indiana.

         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed on the date hereinabove set forth.

Attest:                                        THERMWOOD CORPORATION


/s/ Linda Susnjara                             /s/ Kenneth J. Susnjara
------------------------------                 ---------------------------------
Secretary                                      Kenneth J. Susnjara, President

Witness:
                                               /s/ Edgar Mulzer
------------------------------                 ---------------------------------
                                               Edgar Mulzer

                                                                  Exhibit (c)(7)



                                OPTION AGREEMENT

         In consideration of services rendered and to be rendered by Kenneth J. Susnjara, hereinafter referred to as Susnjara, as Chairman of the Board of Directors and President of the Thermwood Corporation, hereinafter referred to as Thermwood, as an incentive for Susnjara to continue to exert his best efforts in promoting the best interests and success of Thermwood, and pursuant to a resolution of the Board of Directors adopted on this date, Susnjara and Thermwood agree this 22nd day of May 1996, as follows:

         1. Thermwood hereby grants Susnjara the right, privilege and option to purchase three hundred thousand (300,000) shares of the common stock of Thermwood, at a purchase price of Three Dollars ($3.00) per share, and the purchase of an additional three hundred thousand (300,000) shares of the common stock of Thermwood at a purchase price of Six Dollars ($6.00) per share, on or before October 18, 2005.

         2. The right, privilege and option provided for in Paragraph 1 hereof shall be exercised by written notice directed to Thermwood at its principal place of business, accompanied by a check in payment of the option price for the number of shares specified and paid for. Upon such exercise, Thermwood shall cause immediate delivery of such shares to be made provided that if any law or regulation requires Thermwood to take any action with respect to the shares specified in such notice before issuance thereof, then, the delivery of such shares shall be extended for the period necessary for Thermwood to take such action. Any certificate representing any shares issued pursuant to the provisions of this paragraph shall bear the legend:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE SECURITIES

         ACT OF 1933 OR AN OPINION OF COUNSEL TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

unless and until the shares of common stock underlying this option shall have been the subject of an effective registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

         3. Susnjara hereby represents to Thermwood that any shares to be purchased pursuant to the option provided herein would be acquired for investment for his own account and not with a view to or for resale in connection with any distribution of such shares. In making such representation, Susnjara confirms that he does not intend to dispose of all or any part of such shares unless and until such sale is, in the opinion of Thermwood's legal counsel, lawful under the Securities Act of 1933, as amended, and the Indiana Securities Law.

         4. Susnjara understands that the shares being issued are not presently eligible for resale under the conditions of Rule 144 promulgated under the Securities Act of 1933, as amended, and that he may be unable to sell such shares in the absence of an opinion of Thermwood's legal counsel that registration is not required or advice from the Securities and Exchange Commission that the Commission will take no action with respect to the proposed transaction.

         5. Susnjara hereby consents that, if Thermwood may so desire, Thermwood may permit the transfer of the shares referred to herein out of Susnjara's name only when a request for transfer is accompanied by an opinion of Thermwood's legal counsel to the effect that neither the sale nor the proposed transfer results in a violation of the Securities Act of 1933, as amended, or when the Securities and Exchange Commission advises in writing that it will take no action with respect to the proposed sale or disposition, and further consents that the aforementioned legend to the effect of the foregoing may be placed on the certificate or certificates delivered to him or any substitute therefor.

         6. Susnjara acknowledges that in connection with any purchase of the shares referred to herein, he has been furnished with all information he has considered necessary and advisable to enable him to form a decision concerning such purchase, and that he has been urged to consult independent legal and accounting counsel prior to such purchase and has been advised that all information reasonably required by such counsel would be furnished to him promptly.

         7. Susnjara further represents that he has sufficient knowledge and experience in financial and business matters, that he is capable of evaluating the merits and risks of the purchase of the shares referred to herein and that he is able to bear the economic risk of the purchase of such shares.

         8. Susnjara further understands that the foregoing representations, acknowledgments and consents are being relied upon by Thermwood as inducements to sell the shares referred to herein to Susnjara.

         9. The number of shares subject to this right, privilege and option and the option price for such shares shall be proportionally adjusted in the event of any changes in the outstanding common stock of Thermwood by reason of any stock dividend, split up, recapitalization or liquidation or the like.

         10. Susnjara shall have no rights as a shareholder with respect to any shares available for purchase under the right, privilege and option granted herein until payment of the prescribed option price and delivery to him of such shares as herein provided.

         11. This agreement shall be binding upon the heirs, executors, administrators, assignees and successors of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed on the date hereinabove set forth.


ATTEST:                                        THERMWOOD CORPORATION



/s/ Linda S. Susnjara                          /s/ Michael Hardesty
------------------------------                 ---------------------------------
Director                                       Vice President

WITNESS:


/s/ Rebecca Fuller                             /s/ Kenneth J. Susnjara
------------------------------                 ---------------------------------
                                               Kenneth J. Susnjara

                                                                  Exhibit (c)(7)





                             RESOLUTIONS ADOPTED BY
                            THE BOARD OF DIRECTORS OF
                              THERMWOOD CORPORATION


         RESOLVED, that if the Amendment is approved and the Reverse Stock Split is effected, the option agreement with Kenneth J. Susnjara whereby Mr. Susnjara has the option to purchase 60,000 shares at $15.00 per share and the option agreement with Mr. Susnjara whereby Mr. Susnjara has the option to purchase 60,000 shares at $30.00 per share shall be terminated effective as of effective date of the Reverse Stock Split; and

         FURTHER RESOLVED, that the officers of the Corporation be and they hereby are authorized and directed, for and on behalf of the Corporation, to execute such other documents as are required to carry out the intent of the foregoing resolution.

                                                                  Exhibit (d)(1)




                             [Thermwood Letterhead]

Dear Shareholder:

         You are invited to attend a Special Meeting of Shareholders (the "Special Meeting") of Thermwood Corporation, an Indiana corporation (the "Company"), to be held on October 29, 1998, at 11:00 A.M. local time, at the Corporate Headquarters located at One Buffaloville Road, Dale, Indiana 47523.

         At this meeting you will be asked to consider and vote upon the following:

                  (i) an amendment to Article V of the Company's Articles of Incorporation (the "Amendment") which would effect a 1-for-37,000 reverse split of the Company's Common Stock, without par value (the "Common Stock"), by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of Common Stock following the reverse split.

         Items (i) and (ii) will be considered one proposal and shall be referred to herein as the "Reverse Stock Split."

         The Proposed Amendment is set forth in Exhibit A to the accompanying Proxy Statement. If the proposed Amendment is approved and the Reverse Stock Split is effected, the Company expects to cease the filing of certain reports with the Securities and Exchange Commission.

         Goelzer & Co., Inc. ("Goelzer") has been engaged by the Company in connection with the proposed Reverse Stock Split to provide its opinion with respect to the fairness from a financial point of view of the $11.00 cash payment for fractional shares to be made in the proposed Reverse Stock Split. Goelzer has rendered an opinion to the effect that the cash consideration to be received by shareholders in lieu of fractional shares is fair from a financial point of view. You are urged to read the opinion of Goelzer, which is attached to the accompanying Proxy Statement as Exhibit B. You are also urged to read carefully the accompanying Proxy Statement in its entirety, including the section entitled "Special Factors" for important information concerning the proposed Reverse Stock Split.

         THE BOARD OF DIRECTORS HAS FULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE PROPOSED REVERSE STOCK SPLIT AND HAS UNANIMOUSLY DETERMINED THAT THE PROPOSED REVERSE STOCK SPLIT, TAKEN AS A WHOLE, IS FAIR TO, AND IN THE BEST INTERESTS OF, THE CORPORATION AND ITS SHAREHOLDERS.

         The proposed Reverse Stock Split will not be consummated unless holders of more shares vote in favor of the Reverse Stock Split than shares voted against the Reverse Stock Split. The officers and directors of the Company own approximately 33.4% of the outstanding shares of Common Stock and have indicated that each will vote his or her shares in favor of the proposed Reverse Stock Split. Therefore, the Reverse Stock Split is likely to receive shareholder approval.

         Promptly after consummation of the Reverse Stock Split, if approved, a Letter of Transmittal will be mailed to all holders of Common Stock of the Company for use in surrendering their stock certificates. Please do not send in your stock certificates until you receive your Letter of Transmittal.

                                             Sincerely,



                                             Kenneth J. Susnjara,
                                             Chairman of the Board and President

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             [Thermwood Letterhead]

                   NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 29, 1998


                                                                 October 5, 1998

To the Shareholders:

         PLEASE TAKE NOTICE that a Special Meeting of Shareholders (the "Special Meeting") of Thermwood Corporation, an Indiana corporation (the "Company"), will be held on October 29, 1998, at 11:00 a.m. local time, at the Corporate Headquarters located at One Buffaloville Road, Dale, Indiana 47523, for the following purposes:

                  1.       To consider and vote upon the following:

                  (i) an amendment to Article V of the Company's Articles of Incorporation (the "Amendment") which would effect a 1-for-37,000 reverse split of the Company's Common Stock, without par value (the "Common Stock"), by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of Common Stock following the reverse split.

                  2. To transact such other business pertaining or related to the foregoing as may properly come before the Special Meeting.

         Only holders of shares of Common Stock at the close of business on September 30, 1998, are entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

                                       By authority of the Board of Directors,



                                       Kenneth J. Susnjara,
                                       Chairman of the Board and President

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                TABLE OF CONTENTS


SUMMARY  ...................................................................-1-
         The Special Meeting................................................-1-
         Purpose of the Special Meeting.....................................-1-
         Voting   ..........................................................-2-
         Reasons for the Reverse Stock Split................................-2-
         Potential Detriments of the Reverse Stock Split to Shareholders....-3-
         Effect of the Reverse Stock Split on Affiliates....................-3-
         Recommendation of the Board of Directors;
          Fairness of the Reverse Stock Split...............................-3-
         Opinion of Goelzer.................................................-3-
         Business of the Company............................................-4-
         Conduct of the Company's Business After the Reverse Stock Split....-4-
         Federal Income Tax Consequences....................................-4-
         Dissenters' Rights of Appraisal....................................-4-
         Exchange of Certificates and Payment for Fractional Shares.........-5-
         Financing of the Reverse Stock Split...............................-5-
         Selected Historical Financial Data of the Company..................-6-

GENERAL  ...................................................................-8-
         Purpose of the Special Meeting.....................................-8-
         Voting, Vote Required..............................................-8-
         Amendment of Articles of Incorporation to
          Effect the Reverse Stock Split....................................-9-

SPECIAL FACTORS.............................................................-10-
         Background of the Proposed Reverse Stock Split.....................-10-
         Reasons for the Reverse Stock Split................................-11-
         Potential Detriments of the Reverse Stock Split to Shareholders....-13-
         Effect of Reverse Stock Split on Affiliates........................-14-
         Recommendation of the Board of Directors;
          Fairness of the Reverse Stock Split...............................-14-
         Opinion of Goelzer.................................................-18-
         Business of the Company............................................-21-
         Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures................................-23-
         Conduct of the Company's Business After the Reverse Stock Split....-25-
         Federal Income Tax Consequences....................................-28-
         Financial Effect of the Reverse Stock Split........................-30-
         Exchange of Certificates and Payment for Fractional Shares
                  of New Common Stock.......................................-38-

FINANCING OF THE REVERSE STOCK SPLIT........................................-39-

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT....................-39-

OTHER INFORMATION...........................................................-42-

DESCRIPTION OF COMMON STOCK.................................................-42-

MANAGEMENT OF THE COMPANY...................................................-42-

SELECTED HISTORICAL FINANCIAL DATA..........................................-45-

MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................-47-
         Fiscal Years Ended July 31, 1997, 1996 and 1995....................-47-
         Nine Months Ended April 30, 1998 Compared to Nine Months
                  Ended April 30, 1997......................................-49-

LITIGATION..................................................................-51-

MARKET FOR THE COMMON STOCK; DIVIDENDS......................................-51-
         Market Information.................................................-51-
         Transaction in Common Stock........................................-52-
         Dividends..........................................................-52-

SHAREHOLDER PROPOSALS.......................................................-52-

INDEPENDENT ACCOUNTANTS.....................................................-53-

ADDITIONAL INFORMATION......................................................-53-

EXPENSES ...................................................................-53-

CONSOLIDATED FINANCIAL STATEMENTS............................................F-1

EXHIBIT A

         AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION................A-1

EXHIBIT B

         OPINION OF GOELZER & CO., INC.......................................B-1

EXHIBIT C

         DISSENTERS' RIGHTS STATUTE......................................... C-1

               Shareholders Should Read the Entire Proxy Statement
                   Carefully Prior to Returning Their Proxies

                                 PROXY STATEMENT
                                       FOR
                       SPECIAL MEETING OF SHAREHOLDERS OF
                              THERMWOOD CORPORATION
                           To Be Held October 29, 1998

                                     SUMMARY

         The following is a summary of certain information contained in this Proxy Statement. It is not intended to be a complete explanation of all the matters covered and much of the information contained in this Proxy Statement is not covered by this summary. The information contained in this summary is qualified in all respects by reference to the detailed discussion of these matters contained elsewhere in this Proxy Statement. Shareholders are urged to read this Proxy Statement, including the exhibits, in its entirety. The approximate date on which this Proxy Statement and form of proxy are being sent to shareholders is October 5, 1998.

The Special Meeting

         These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors of Thermwood Corporation, an Indiana corporation (the "Company"), for a special meeting of its shareholders to be held at 11:00 a.m. on October 29, 1998, at the Corporate Headquarters, located at One Buffaloville Road, Dale, Indiana 47523, and at any adjournment or postponement of such meeting (the "Special Meeting").

Purpose of the Special Meeting

         At the Special Meeting, the shareholders will consider and vote upon:

                  (i) an amendment to Article V of the Company's Articles of Incorporation (the "Amendment") which would effect a 1-for-37,000 reverse split of the Company's Common Stock, without par value (the "Common Stock"), by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares (such new shares of Common Stock sometimes referred to herein as the "New Common Stock") and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of New Common Stock following the reverse split.

         Items (i) and (ii) will be considered one proposal and shall be referred to herein as the "Reverse Stock Split." See "General--Amendment of Articles of Incorporation to Effect the Reverse Stock Split."

Voting

         A majority of the votes entitled to be cast, in person or by proxy, is necessary for a quorum. Approval of the Reverse Stock Split requires that the number of shares voted in favor of the Reverse Stock Split exceeds the number of shares voted against the Reverse Stock Split. Only shareholders of record at the close of business on September 30, 1998 (the "Voting Record Date") will be entitled to vote at the Special Meeting. On the Voting Record Date, there were ______ shares of Common Stock outstanding, and the Company has no other class of equity securities outstanding.

         The officers and directors of the Company currently own in the aggregate 481,402 shares of Common Stock (excluding any shares which may be acquired by them upon the exercise of stock options or conversion of convertible debentures), which constitutes approximately 33.4% of the outstanding Common Stock. Each officer or director who owns Common Stock has indicated that he or she intends to vote in favor of the proposed Reverse Stock Split. See "Principal Shareholders and Stock Ownership of Management."

Reasons for the Reverse Stock Split

         The Board of Directors determined to propose the Reverse Stock Split in order (i) to eliminate the cost of maintaining small shareholder accounts, (ii) to permit small shareholders to receive a fair price for their shares without having to pay brokerage commissions, (iii) to determine a set monetary value of the shares of most lost shareholders, whose interests may eventually have to be turned over to the states under abandoned property laws, and (iv) to relieve itself and its affiliates of the administrative burden and cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Board believes that the Company derives no material benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to management of continued registration and the threat of a hostile acquisition of the Company while it is publicly traded significantly outweigh any benefit that may be received by the Company or its shareholders as a result of such registration. The Board of Directors is proposing the elimination of the class of Preferred Stock, because if the Reverse Stock Split is effected, the Board of Directors is planning to elect S corporation status under the Internal Revenue Code of 1986, as amended (the "Code"), and the Company will not qualify to make such election if it has more than one class of stock. See "Special Factors--Reasons for the Reverse Stock Split" and "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

Potential Detriments of the Reverse Stock Split to Shareholders

         Persons owning fewer than 37,000 shares of Common Stock prior to the Reverse Stock Split will cease to be shareholders of the Company, and thus will no longer participate in future potential earnings and growth. It is anticipated that only two shareholders (Kenneth J. Susnjara and Edgar Mulzer) will continue as shareholders following the Reverse Stock Split. Persons who remain as shareholders after the Reverse Stock Split will have decreased access to information concerning the Company and will find it more difficult to sell their shares. See "Special Factors--Potential Detriments of the Reverse Stock Split."

Effect of the Reverse Stock Split on Affiliates

         Two of the Company's affiliates, Kenneth J. Susnjara and Edgar Mulzer, own approximately 18.1% and 14.4% of the outstanding shares of Common Stock of the Company (excluding shares subject to stock options held by them). Following the Reverse Stock Split, it is anticipated that Mr. Susnjara and Mr. Mulzer will beneficially own, in the aggregate, 100% of the Common Stock of the Company. Therefore, they will be the only equity holders to participate in the future earnings of the Company. Furthermore, the Company has an option to purchase the shares of Common Stock held by Mr. Mulzer at any time during the period commencing November 1, 1999, and ending on October 31, 2002. See "Special Factors--Arrangements with respect to Issuer's Common Stock, Stock Options and Convertible Debentures." Therefore, it is possible that in the future, Mr. Susnjara will be the only equity holder to participate in the future earnings of the Company. See "Special Factors-- Effect of the Reverse Stock Split on Affiliates."

Recommendation of the Board of Directors; Fairness of the Reverse Stock Split

         The Board of Directors believes that the cash payment of $11.00 per share of currently outstanding Common Stock in lieu of the issuance of fractional shares of Common Stock represents a price that is fair both to the Company and to its shareholders. See "Special Factors-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split," and "Special Factors--Opinion of Goelzer."


Opinion of Goelzer

         Goelzer & Co., Inc. ("Goelzer"), a business valuation firm, was retained by the Special Committee to assist the Special Committee and the Board in evaluating the Company for purposes of determining a fair price to be paid in lieu of the issuance of fractional shares of New Common Stock as part of the Reverse Stock Split. Goelzer has advised the Special Committee and the Board of Directors that in its opinion the $11.00 per share cash price to be paid in lieu of the issuance of fractional shares of New Common Stock pursuant to the Reverse Stock Split is fair to holders of Common Stock from a financial point of view. See "Special Factors--Opinion of Goelzer."

Business of the Company

         The Company manufactures high technology machining systems and sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. The Company's machining systems are utilized principally in the woodworking, plastics and aerospace industries. The Company also offers a variety of technical services. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. Technical services are marketed to customers who purchase equipment and systems directly from the Company as well as to companies which purchase the Company's products in the used market.

Conduct of the Company's Business After the Reverse Stock Split

         If the Reverse Stock Split is approved and effected, the Company intends to terminate the registration of its Common Stock under the 1934 Act. Thereafter, the Company will cease the filing of periodic reports, proxy statements and other reports and documents otherwise required to be filed with the Securities and Exchange Commission (the "Commission"). It is expected that following the Reverse Stock Split, Kenneth J. Susnjara and Edgar Mulzer will beneficially own 100% of the outstanding shares of the Company. The Company is likely to elect S corporation status and reduce the size of its Board of Directors over time. Apart from those changes, the Company intends to continue operating in substantially the same manner as it is currently conducting its business operations. See "Special Factors--Reasons for the Reverse Stock Split," and "Special Factors-- Conduct of the Company's Business After the Reverse Stock Split."

Federal Income Tax Consequences

         The receipt of shares of New Common Stock in exchange for presently outstanding shares of Common Stock will not result in recognition of gain or loss to the shareholder. The receipt of cash by a shareholder pursuant to the Reverse Stock Split will be a taxable transaction for federal income tax purposes. Depending upon the particular circumstances of each shareholder, the receipt of cash will be treated either as an exchange for property transaction or as a distribution that will be treated as a dividend to the extent of the shareholder's ratable share of the Company's undistributed earnings and profits. See "Special Factors--Federal Income Tax Consequences."

Dissenters' Rights of Appraisal

         Although no dissenters' rights are required for the proposed Reverse Stock Split under the Indiana Business Corporation Law, the Board of Directors of the Company has adopted a resolution voluntarily granting dissenters' rights in accordance with Section 23-1-44-8(a)(5) of the Indiana Business Corporation Law. Any record shareholder entitled to vote on the Amendment may dissent from the Amendment and obtain payment of the fair value of his or her shares in accordance with Sections 23-1-44-1 to 20 of the Indiana Business Corporation Law (the "Dissenters' Rights Statute"). Any shareholder contemplating the exercise of his or her right to dissent is urged to review carefully the provisions of the Dissenters' Rights Statute reprinted as Exhibit C to this Proxy Statement. Exhibit C contains a complete description of the rights and obligations of the Company and any shareholder who desires to exercise dissenters' rights. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF THE DISSENTERS' RIGHTS STATUTE IN ORDER FOR SHAREHOLDERS TO PERFECT DISSENTERS' RIGHTS. See "Special Factors--Dissenters' Rights of Appraisal."

Exchange of Certificates and Payment for Fractional Shares

         If approved, holders of Common Stock who beneficially own 37,000 shares or more will receive one share of New Common Stock for each 37,000 shares of Common Stock owned prior to the Reverse Stock Split. Holders of Common Stock who do not beneficially own at least 37,000 shares and those whose shares are not an even multiple of 37,000 shares will receive from the Company, in lieu of the issuance of certificates for fractional shares of New Common Stock, cash in the amount of $11.00 per share of Common Stock held prior to the Reverse Stock Split. Such exchange and/or payment will be made by the Company upon the physical surrender by shareholders of their share certificates for Common Stock pursuant to the transmittal instructions to be mailed by the Company to the shareholders following the approval of the Amendment. For the purpose of the operation of the Reverse Stock Split (i.e., for determining whether and to what extent shareholders will receive New Common Stock and/or cash in lieu of fractional shares), and for no other purpose, the Company will treat the person who is the underlying beneficial owner of shares held by a nominee as the shareholder. See "Special Factors--Exchange of Certificates and Payment for Fractional Shares."

Financing of the Reverse Stock Split

         The Board of Directors estimates that the total cost to be incurred by the Company in the Reverse Stock Split for payment of fractional share interests and the settlement of outstanding options, including transactional expenses of approximately $400,000, will be $11,700,000. The Company intends to finance this transaction by borrowing $14,000,000 from a financial institution based in the Midwest. See "Financing of the Reverse Stock Split."

Selected Historical Financial Data of the Company

         The following table summarizes certain historical financial data which have been derived from the audited consolidated financial statements of the Company for each of the years in the five-year period ended July 31, 1997 and the unaudited consolidated financial statements for the nine-month periods ended April 30, 1998 and 1997. Per share numbers and weighted average number of shares have been adjusted to reflect the Company's 1-for-5 reverse stock split effective January 5, 1998. For additional information, see "Financial Statements of the Company," commencing on page F-1.



Selected Statement of Operations Data             (in thousands except per share data)


                               Nine Months Ended April 30,                 Fiscal Year Ended July 31,
                                 1998                1997        1997       1996        1995      1994       1993
                                 ----                ----        ----       ----        ----      ----       ----

Sales, less commissions       $   15,960          $  12,192   $  17,779   $  12,636   $  12,314  $  9,985  $  10,825
Gross profit                       6,473              4,764       6,906       4,925       4,786     3,579      2,173
Earnings before income
   taxes                           1,780              1,417       2,055       1,174       1,140       136     (1,394)
Earnings (loss) from
   continuing operations           1,061                866       1,236       2,334       2,350       136     (1,394)
Net earnings (loss)           $    1,061          $     866   $   1,236   $   2,334   $   2,350  $    208  $  (1,360)
                              ==========          =========   =========   =========   =========  ========  ==========

Net earnings (loss) per share:
       Basic                  $     0.72          $    0.49   $   0.69    $    1.56   $    1.91  $  0.00   $(1.35)
       Diluted                $     0.68          $    0.48   $   0.69    $    1.45   $    1.49  $  0.00   $(1.35)

Weighted average number of shares:
    Basic                          1,421              1,327       1,385       1,284       1,037     1,030      1,011
    Diluted                        1,510              1,429       1,447       1,437       1,451     1,030      1,011
Cash dividends declared
    per common share          $        0          $       0   $       0   $       0   $       0  $      0  $       0


Selected Balance Sheet Data                          (in thousands except per share data)

                               April 30,                                   July 31,
                                1998             1997         1996         1995      1994       1993
                                ----             ----         ----         ----      ----       ----

Total assets                  $   13,427       $ 11,273     $   8,766   $   7,527  $  5,418  $   6,928
Working capital                    5,909          5,080         3,791       2,811     1,706      1,291
Long-term obligations              2,621            285           709       1,870     1,862      5,711
Shareholders' equity
   (deficit)                       5,687          7,087         6,275       3,437     1,456     (1,985)

Book value per share          $     3.98       $   5.06     $    4.80    $   3.37   $  1.41     $(2.04)
Ratio of earnings to
    fixed charges                  11.79          24.14          9.44        4.53      1.30        N/A(1)


(1) The pretax loss from continuing operations resulted in a fixed charge coverage deficiency of $1,394,238.

Recent Financial Developments

     The following tables set forth certain summary financial information for the Company at July 31, 1998 and July 31, 1997, and for the three and twelve months ended July 31, 1998 and 1997. Per share information for periods ended July 31, 1997 has been adjusted to reflect the Company's 1-for-5 reverse stock split effective January 5, 1998.


Summary Statement of Operations Data                          (in thousands except per share data)

                                                       Fiscal Year Ended                       Quarter Ended
                                                              July 31,                               July 31,
                                                     1998              1997                  1998              1997
                                                     ----              ----                  ----              ----
                                                 (unaudited)                                      (unaudited)
Sales, less commissions                          $    21,884         $  17,779             $ 5,924         $  6,123
Gross profit                                           8,993             6,906               2,521            2,662
Earnings before income taxes                           2,445             2,055                 665              638
Net earnings                                           1,475             1,236                 414              370
Net earnings per share
         Basic                                   $      1.00         $     .69             $   .29         $    .30
         Diluted                                 $       .89         $     .69             $   .26         $    .25



Summary Balance Sheet Data                  (in thousands)

                                   July 31,               July 31,
                                    1998                    1997
                                    ----                    ----
                                 (unaudited)
Total assets                  $     11,920            $      11,273
Shareholders' equity                 6,102                    7,087

         Net sales for fiscal year 1998 increased by $4.1 million or 23% from fiscal year 1997. However, backlog at July 31, 1998 was approximately $1 million lower than at July 31, 1997. Management attributes the decreased level of orders at July 31, 1998 to a slowdown in capital purchasing because of a slower economy. Also, traditionally sales are slower before the International Woodworking Fair, a furniture industry trade show, which was held in August. Sales generally increase a month or two after the show. Gross profit for fiscal year 1997 was 39% of net sales compared to 41% of net sales for fiscal year 1998. In the current year, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously finished outside the Company.

                                     GENERAL

Purpose of the Special Meeting

         At the Special Meeting, the shareholders will consider and vote upon:

                  (i) an amendment to Article V of the Company's Articles of Incorporation which would effect a 1-for-37,000 reverse split of the Company's Common Stock, by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of New Common Stock following the reverse split.

         The Company does not know of any other matters to come before the Special Meeting. In the event any such matters properly are raised for consideration and vote, the proxies will vote such shares in their discretion, for or against such matters.

         The proposed Reverse Stock Split is described in more detail in subsequent sections of this Proxy Statement.

Voting, Vote Required

         The shares covered by each proxy will be voted at the meeting FOR the approval of the proposed Reverse Stock Split unless the proxies are instructed to vote otherwise, in which case the proxies will vote the shares as instructed.

         Approval of the proposed Reverse Stock Split requires that the number of shares voted in favor of the Reverse Stock Split exceeds the number of shares voted against the Reverse Stock Split. Only shareholders of record at the close of business on the Voting Record Date will be entitled to vote thereon. As of the close of business on the Voting Record Date, the Company had outstanding approximately _________ shares of Common Stock, which were held by approximately ______ shareholders of record and 2,300 beneficial owners of such shares. Each share of Common Stock is entitled to one vote at the Special Meeting on all matters properly presented at the Special Meeting. A majority of votes entitled to be cast, in person or by proxy, at the Special Meeting is necessary for a quorum. In determining whether a quorum is present, shareholders who abstain or cast broker non- votes will be deemed present at the Special Meeting. The officers and directors of the Company own in the aggregate 481,402 shares of Common Stock (excluding any shares which may be acquired by them upon the exercise of stock options or conversion of convertible debentures), which constitutes approximately 33.4% of the outstanding Common Stock. Each officer or director who owns Common Stock has indicated that he intends to vote in favor of the proposed Reverse Stock Split.

         The Reverse Stock Split does not require the approval of a majority of the unaffiliated shareholders or of the majority of the shareholders who will receive payment of $11.00 per share in lieu of fractional shares. The Board believes the Reverse Stock Split should and will be favored by non-affiliates and by those receiving cash in lieu of fractional shares. However, the Company has not historically attained a high level of participation among its unaffiliated holders at meetings for which their proxies have been solicited. Because the likelihood of significant participation in the Special Meeting by unaffiliated holders of Common Stock is so low, the Board does not believe that it makes sense to require a majority vote of unaffiliated holders in order for the Reverse Stock Split to be consummated. Further, the Board anticipates, based on previous votes taken at annual meetings, that the vote of non-affiliates who do decide to participate may not be of sufficient size to be meaningful. Therefore the Board has decided not to condition the approval of the Reverse Stock Split on approval by unaffiliated holders.

         A shareholder giving a proxy may revoke it at any time before it is exercised by giving written notice thereof to the Secretary of the Company at the address referred to below, by submitting a duly executed proxy bearing a later date, or by attending the Special Meeting and giving the Secretary notice of his or her intention to vote in person.

         The Company will pay the costs of soliciting proxies. No amount is to be paid to any officer or employee of the Company for soliciting proxies. The Company has engaged Morrow & Co., Inc. to assist in the solicitation of proxies. The Company has agreed to pay to Morrow & Co., Inc. a fee of $5,000 plus $5.00 per shareholder contacted, for such services, plus reasonable out-of-pocket expenses.

         The mailing address of the principal executive offices of the Company is P.O. Box 436, One Buffaloville Road, Dale, Indiana 47523.

Amendment of Articles of Incorporation to Effect the Reverse Stock Split

         The Board of Directors of the Company has unanimously determined that it is advisable to amend the Company's Articles of Incorporation to effect a 1-for-37,000 reverse split of the Company's Common Stock, to eliminate the class of Preferred Stock, and to provide for the cash payment of $11.00 per share of the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of New Common Stock following the Reverse Stock Split. The Board has proposed the Amendment and the Reverse Stock Split to the shareholders for approval at the Special Meeting. The Amendment will reduce the number of authorized shares of the Company's Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage and eliminate altogether the class of Preferred Stock (of which no Shares are outstanding). Following the Reverse Stock Split, based on the Company's shareholder records, it is anticipated that there will be only two shareholders (Kenneth J. Susnjara and Edgar Mulzer) holding a total of 12 shares. If the Company's shareholder records are incomplete or inaccurate and there are presently shareholders other than Kenneth J. Susnjara and Edgar Mulzer who hold 37,000 or more shares, or if prior to the effective date of the Reverse Stock Split another person becomes a shareholder of

37,000 or more shares, then the Company is willing to purchase the shares of such shareholder(s) for the price per share paid to shareholders who receive cash in lieu of fractional shares, at the request of such shareholder. No other terms of the Company's Articles of Incorporation will change.

         The Amendment is set forth in Exhibit A to this Proxy Statement.

         Because the Company intends to deregister its Common Stock under the 1934 Act, the Company has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), of which this Proxy Statement is a part, with the Commission.


                                 SPECIAL FACTORS

Background of the Proposed Reverse Stock Split

         Of the Company's approximately 286 record shareholders, 247 hold 500 or fewer shares and represent less than 2% of the outstanding Common Stock. This large number of small shareholder accounts has been an administrative inconvenience for the Company for many years. The Board and the Company's management have long held the view that the continued expense and burden of maintaining so many small shareholder accounts is not cost efficient for a business the size of the Company. Many of the Company's shareholders have lost contact, making it impossible for the Company to communicate with them. Some others' interests are so small that brokerage commissions or administrative inconvenience deter them from selling shares. The Board also holds the view that the Company generally derives no material benefit from continued registration under the 1934 Act, and in certain respects registration under the 1934 Act places the Company at a competitive disadvantage vis-a-vis its competitors who are not required to file reports under the 1934 Act. Management has remained a public corporation in the past to help facilitate a public market for the shares. That market has not been as active or liquid as management had desired. The Board decided to consider a Reverse Stock Split as a means to liquidate the interests of lost shareholders and its many small shareholder accounts at a fair price and then to deregister under the 1934 Act.

         In March, 1998, management began considering a Reverse Stock Split in detail, as well as other options that could accomplish the Board's objectives. Among the alternatives, the Board considered both a stock repurchase program and offering long-term bonds to its shareholders in exchange for shares of Common Stock. The Board rejected both alternatives because it did not think they would accomplish all of its goals. In July 1998, Mr. Susnjara, the Company's President and Chairman of the Board, and Peter N. Lalos, a director of the Company, met to discuss the potential of pursuing the Reverse Stock Split. Management presented pertinent considerations and a proposal of a Reverse Stock Split to the Board at the end of July, 1998. The Board of Directors then appointed a Special Committee of Directors, composed of Lee Ray Olinger and Peter N. Lalos, to represent the interests of the shareholders who would receive cash in lieu of the issuance of fractional shares of New Common Stock in the proposed Reverse Stock Split. That Committee hired special counsel to assist it in its deliberations on behalf of the shareholders who would be cashed out in the Reverse

Stock Split. On August 6, 1998, the Special Committee of Directors engaged Goelzer to assist the Special Committee in evaluating the fairness of the consideration to be given to shareholders who receive cash in lieu of fractional shares pursuant to the proposed Reverse Stock Split. After its engagement, representatives of Goelzer visited the Company, discussed the business of the Company with management, and spoke with the Company's special counsel.

         On August 17, 1998, the Board determined to pursue the Reverse Stock Split at a ratio of 1- for-38,000, subject to receipt of a written report by Goelzer with respect to the fairness of the transaction to the shareholders who would receive cash in lieu of fractional shares. Goelzer presented its written analysis of the Company's value, which is discussed below, and rendered an oral fairness opinion with respect to the cash consideration which will be paid to the shareholders to be cashed out in the Reverse Stock Split which was followed up in writing after the meeting. The Board determined to proceed with the transaction and to submit the Reverse Stock Split to the shareholders for approval. The Board set the price of $11.00 per share for payment in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split. See "Special Factors--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split," and "Special Factors--Opinion of Goelzer."

         On September 2, 1998, the Board met to finalize the terms of the Reverse Stock Split and to authorize the filing of this Proxy Statement and the related Schedule 13E-3 with the Commission. The Board also determined to reduce the reverse split ratio from 38,000-to-1 to 37,000-to-1 in order to minimize the amount of cash in lieu of fractional shares which would be paid to the two surviving shareholders.

Reasons for the Reverse Stock Split

         The Board of Directors determined to propose the Reverse Stock Split in order (i) to eliminate the cost of maintaining small shareholder accounts, (ii) to permit small shareholders to receive a fair price for their shares without having to pay brokerage commissions, (iii) to determine a set monetary value of the shares of most lost shareholders, whose interests may eventually have to be turned over to the states under abandoned property laws, and (iv) to relieve itself and its affiliates of the administrative burden and cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements of 1934 Act registration. The Board believes that the Company derives no benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to management of continued registration and the threat of a hostile acquisition of the Company while it is publicly traded significantly outweigh any material benefit that may be received by the Company or its shareholders as a result of such registration.

         The Company presently has approximately 286 shareholders of record and approximately 2,300 beneficial owners of such shares. Of the 286 record shareholders, approximately 247 own 500 or fewer shares. In the aggregate, the shares held by these small holders comprise less than 2% of the outstanding Common Stock. The administrative burden and costs to the Company of maintaining records in respect of these numerous small accounts and the associated cost of printing and mailing information to them is, in the Board's view, excessive given the Company's size. These expenditures result in no material benefit to the Company. The Reverse Stock Split will enable the Company to eliminate much of this cost.

         Management had determined to remain a public corporation in the past to help facilitate a public market for the shares. That market has not been as active or liquid as management had desired. Though the Company has numerous shareholders, its stock is thinly traded. Many investors decline to purchase shares having a price as low as that of the Common Stock, and brokerage commissions inhibit the ability of many of the Company's smallest holders to liquidate their shares economically. Therefore, small shareholders lack opportunities to realize the fair value of their shares. Through the Reverse Stock Split, small holders will have the opportunity to liquidate their interests without brokerage costs. See "Market for the Common Stock; Dividends."

         Of the approximately 20 holders with whom the Company has lost contact, nearly all hold 100 or fewer shares. The Company will be entitled to retain the cash proceeds to which such shareholders are entitled in the Reverse Stock Split until such shareholders deliver to the Company certificates for their shares of Common Stock and claim such proceeds. Eventually, the Company may be required to turn the interests of those holders over to the states pursuant to abandoned property laws. The Board believes it is in the Company's best interests to fix at a fair price the value of the Company's obligation to lost holders. This will avoid having the states become equity holders in the Company. Of course, the Reverse Stock Split will eliminate these small inactive accounts as shareholders of record.

         The Board believes that the disadvantages to being a public company outweigh any advantages. The Board has no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for any such acquisition. Accordingly, the Company is not likely to make use of any advantage (for raising capital, effecting acquisitions or other purposes) that the Company's status as a reporting company may offer.

         The Company incurs direct and indirect costs associated with compliance with the Commission filing and reporting requirements imposed on public companies. The Company incurs direct costs of approximately $260,000 annually. The Company incurs substantial indirect costs as a result of, among other things, the executive time expended to prepare and review such filings. Since the Company has relatively few executive personnel, these indirect costs can be substantial. In light of the Company's size and resources, the Board does not believe such costs are justified.

         In addition, to the Company's knowledge, none of the Company's competitors are publicly held. The Company suffers a competitive disadvantage from being required to disclose certain information that privately held companies do not disclose.

         Moreover, because of its status as a publicly-traded company with numerous small shareholders, the Company believes that the Company's business strategy could be interfered with by a hostile takeover or similar acquisition that the Board of Directors might believe is not in the best interests of its shareholders.

         Presently management's long-term plans are to remain independent. The Board believes that it is in the best interests of the Company to continue its present operations, marketing strategy, development plans and management structure and not to merge with or sell the Company to another person or entity. Obligations imposed on management of public companies may eventually prevent the Company from remaining independent if the Company becomes the subject of a hostile takeover bid.

         The Board has determined that the Reverse Stock Split is the most expeditious and economical way of liquidating small shareholders and changing the Company's status from that of a reporting company to that of a more closely held, non-reporting company. See "Special Factors-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" and "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

         The Board of Directors is proposing the elimination of the class of Preferred Stock, because if the Reverse Stock Split is effected, the Board of Directors is planning to elect S corporation status, and the Company will not qualify to make such election if it has more than one class of stock. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

Potential Detriments of the Reverse Stock Split to Shareholders

         Shareholders owning fewer than 37,000 shares immediately prior to the effective time of the Reverse Stock Split will, after the Reverse Stock Split takes place, no longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth. It is expected that all beneficial owners, except Kenneth J. Susnjara and Edgar Mulzer, will be cashed out in the Reverse Stock Split. It will not be possible for cashed out shareholders to reacquire an equity interest in the Company if they so desire because the two remaining shareholders will control the Company and transfers by them of their shares to third parties are not anticipated. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split" and "Special Factors-- Arrangements with Respect to Issuer's Common Stock, Stock Options or Convertible Debentures."

         Potential detriments to Company shareholders who remain as shareholders if the Reverse Stock Split is effected include decreased access to information and decreased liquidity. If the Reverse Stock Split is effected, the Company intends to terminate the registration of its Common Stock under the 1934 Act. As a result of such termination, the Company will no longer be subject to the periodic reporting requirements and the proxy rules of the 1934 Act. Although the Company intends to continue to send audited financial statements to its remaining shareholders each year, less information will be available than if the Company continued to be a 1934 Act reporting company. In addition, following the Reverse Stock Split, the Company will no longer meet the requirements for listing on the American Stock Exchange ("AMEX") or the Pacific Stock Exchange ("PSEX") and will delist its shares of Common Stock. The termination of the Company's 1934 Act registration and its delisting from AMEX and PSEX will cause the trading market for the Company's stock, already thin, to disappear. Finally, as a result of the Company's borrowing funds to pay for the fractional shares and the transactional costs associated with the Reverse Stock Split, the Company will incur additional interest expense. See "Special Factors--Financial Effect of the Reverse Stock Split" and "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

Effect of Reverse Stock Split on Affiliates

         Kenneth J. Susnjara, the Company's President and Chairman of the Board, and Edgar Mulzer, a director of the Company, own 261,400 shares and 208,052 shares, respectively (excluding shares subject to stock options held by such persons). Such shares represent approximately 18.1% and 14.4% of the outstanding shares of Common Stock of the Company. Since the Reverse Stock Split will cash out the smaller shareholders, following the Reverse Stock Split, Mr. Susnjara and Mr. Mulzer are expected to beneficially own 100% of the Common Stock, or 58.33% and 41.67 %, respectively. Therefore, Mr. Susnjara and Mr. Mulzer are expected to be the only shareholders to participate in any future growth and earnings of the Company. In addition, the Company and Mr. Mulzer have entered into an agreement whereby the Company has an option to purchase the shares of Common Stock held by Mr. Mulzer at any time during the period commencing November 1, 1999, and ending October 31, 2002. See "Special Factors--Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures." Therefore, in the future, there exists the possibility that Mr. Susnjara will be the only remaining equity holder of the Company, and he alone will benefit from the Company's earnings. See "Principal Shareholders and Stock Ownership of Management," "Other Information," and "Additional Information."

         If the Company's shareholder records are incomplete or inaccurate and there are presently shareholders other than Kenneth J. Susnjara and Edgar Mulzer who hold 37,000 or more shares, or if prior to the effective date of the Reverse Stock Split another person becomes a shareholder of 37,000 or more shares, then the Company is willing to purchase the shares of such shareholder(s) for the price per share paid to shareholders who receive cash in lieu of fractional shares, at the request of such shareholder.

Recommendation of the Board of Directors; Fairness of the Reverse Stock Split

         The Board believes that the Reverse Stock Split, taken as a whole, is fair to, and in the best interests of, the shareholders of the Company who will receive cash in lieu of fractional shares, those who will receive shares of New Common Stock and those who will receive both cash and shares. The Board also believes that the process by which the transaction is to be approved is fair. The Board unanimously recommends that the shareholders vote for approval and adoption of the Amendment and the payment of cash in lieu of fractional shares as described above. Each member of the Board and each officer of the Company who owns shares of Common Stock has advised the Company that he intends to vote his shares in favor of the Reverse Stock Split.

         In determining to recommend the Reverse Stock Split to the shareholders, all of the members of the Board, including those Board members who are not employees of the Company and those whose shares will be cashed out in the Reverse Stock Split, approved the transaction.

         In reaching its determination that the Reverse Stock Split, taken as a whole, is fair to and in the best interests of the shareholders and in reaching its recommendation that the shareholders vote for approval and adoption of the Amendment and the payment of cash in lieu of fractional shares, the Board of Directors considered, among other things (i) the analysis and opinion of Goelzer including its discounted cash flow analysis, market comparables analysis, payback analysis, benchmark or ratio analysis and leveraged recapitalization analysis, see "Special Factors--Opinion of Goelzer," (ii) each of the director's knowledge of and familiarity with the Company's business prospects, financial condition and current business strategy, (iii) information with respect to the financial condition, results of operations, assets, liabilities, business and prospects of the Company, and current industry, economic and market conditions,
(iv) the opportunity presented by the Reverse Stock Split for shareholders owning 37,000 or fewer shares to liquidate their holdings without incurring brokerage costs, particularly given the relatively illiquid market for the Common Stock, and (v) the future cost savings and competitive advantages that will inure to the benefit of the Company and its continuing shareholders as a result of the Company deregistering its Common Stock under the 1934 Act.

         The Board appointed a Special Committee to engage an independent appraiser to assist in evaluating the fairness of the transaction. The Special Committee was composed of two outside directors, Lee Ray Olinger and Peter N. Lalos, neither of whom would continue as shareholders after the Reverse Stock Split. In addition, the Special Committee hired Richard Wetherill, Esq., as special counsel, to assist the Committee in negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. The Special Committee and Goelzer have independently considered the fairness of the transaction to holders receiving only cash in lieu of the issuance of fractional shares. The Special Committee unanimously approved the Reverse Stock Split and recommended it for consideration by the full Board.

         Alternatives. Before proposing the Reverse Stock Split, the Board considered alternative means of achieving its objectives for the Company. The Board considered a stock repurchase program or offering long-term bonds to its shareholders in exchange for shares of Common Stock. The Board rejected those alternatives, because it did not think they would accomplish all of its goals. As the Company considered scenarios that would enable it to deregister under the 1934 Act, it also gave consideration to a transaction by which it could merge with a new shell corporation. This would have liquidated small shareholder accounts in the same way as the Reverse Stock Split enabling the Company to deregister. A merger transaction would have been more expensive because of required documentation and regulatory requirements, and would have delayed the Company's deregistration under the 1934 Act relative to the proposed Reverse Stock Split. The Board also considered making a cash tender offer to its shareholders. However, there would be no assurance that many small shareholders would tender shares. Obviously, shareholders who cannot be located are unlikely to respond to voluntary tender offers. Therefore, the Board could not justify the costs associated with such an issuer tender offer. For these reasons, the Board has decided that the Reverse Stock Split is the optimal means to achieve its objectives for the Company.

         Factors Considered by the Board. Part of the Board's purpose in engaging Goelzer was to obtain an independent estimate of the fair value of the Company's Common Stock on a going concern basis. The Board has given significant weight to the views of Goelzer which are based, in part, on its discounted cash flow analysis, market comparables analysis, payback analysis, benchmark or ratio analysis and leveraged recapitalization analysis, all of which the Board believes are probative of fair going concern value. See "Special Factors--Opinion of Goelzer."

         In addition to the factors enumerated by Goelzer, the Board considered the Company's business, its current business strategy and its prospects, and current industry, economic and market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Board noted that, to its knowledge, none of the Company's competitors are publicly held, and that the Company suffers a competitive disadvantage from being required to disclose certain information that privately held companies do not disclose. Furthermore, there exists the threat of a hostile takeover of the Company while it is publicly traded.

         Finally, the Board considered the current market prices of the Company's stock, insofar as open market prices are presumptively an accurate determination of the fair value of any stock. The Board gave no material weight in determining the fairness of the transaction to the book value of Company Stock or the liquidation value of Company assets. The Board believes book and liquidation value are less probative of the value of a going concern.

         Because of its expertise and independence, the Board has placed particular weight on the opinion of Goelzer. After considering the factors discussed above and, in particular, the views expressed by Goelzer, the Board identified the stated consideration for fractional shares in the transaction at $11.00 per share of outstanding common stock. Goelzer indicated its willingness to deliver the opinion accompanying this proxy statement to the effect that the $11.00 price per share is fair to those holders of Common Stock who will receive only cash in the Reverse Stock Split.

         Fairness to Holders Who Currently Hold More Than 37,000 Shares. The Board believes that the transaction is fair to such remaining holders. In view of the considerations discussed above, including Goelzer's views on the range of the fair value of Company Stock, the Board believes that the consideration being paid for fractional shares is fair to the remaining shareholders for the same reasons that it is fair to liquidating shareholders. Furthermore, remaining shareholders will retain interests in the Company and those interests will be significantly augmented through the liquidation of small holders. It is expected that following the Reverse Stock Split, Kenneth J. Susnjara and Edgar Mulzer, who currently own approximately 18.1% and 14.4%, respectively, of the outstanding shares (excluding shares subject to stock options), will beneficially own 100% of the Company. Additional benefits will accrue to these remaining holders in the form of future savings by the Company of the expense of 1934 Act filings and other administrative costs. Future benefits will also accrue to remaining shareholders in the form of income tax savings if the Company elects S corporation status.

See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split." The Board also believes the price being paid for outstanding stock in the Reverse Stock Split is fair to the Company and, therefore, fair to those who will remain shareholders. As discussed above, the Board does not believe that any benefits to the Company associated with remaining a 1934 Act reporting company are worth the long-term costs. The use of borrowed funds to effect the Reverse Stock Split is appropriate in view of the Company's size, its trading market, its long-term prospects and the other factors described herein. The Board considers the additional interest expense resulting from the Company's borrowing of funds to pay for fractional shares and the transactional costs associated with the Reverse Stock Split to be reasonable to the remaining shareholders.

         If the Reverse Stock Split is approved, the Company plans to terminate the registration of the Common Stock under the 1934 Act. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split." This action would affect the remaining shareholders of the Company. The Company would be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and shareholders owning more than 10% of the Common Stock would be relieved of the stock ownership reporting requirements and "short swing" trading restrictions under Section 16 of the 1934 Act. Further, the Company would no longer be subject to the periodic reporting requirements of the 1934 Act and would cease filing information with the Commission. The Company does, however, plan to continue to send audited financial statements to all remaining shareholders each year. Additionally, the Indiana Business Corporation Law grants each shareholder the right to review certain books and records of the Company. In addition, the market for the Common Stock, already thin, will disappear. The Board has considered the effect of deregistration upon the shareholders who will remain after the Reverse Stock Split and has decided that the advantages and savings to the Company of deregistration outweigh the disadvantages to remaining shareholders.

         Moreover, the Board believes the Reverse Stock Split transaction is being effected in a manner that is fair procedurally to unaffiliated holders. The transaction is being effected in accordance with all requirements under the Indiana Business Corporation Law and the Company's Articles of Incorporation and By-Laws. Over and above the requirements, the Board retained an independent financial expert, Goelzer, to consider and opine on the price being paid to liquidating holders. The Board also decided to grant shareholders the right to exercise dissenters' rights under Section 23-1-44 et seq. of the Indiana Business Corporation Law, although the Indiana Business Corporation Law does not require the Company to do so. The Reverse Stock Split will not, however, require the approval of a majority of unaffiliated shareholders, for reasons discussed above. See "General--Voting; Vote Required."

         THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AMENDMENT.

Opinion of Goelzer

         Goelzer was engaged by the Special Committee of Directors to determine a range of fair value of the Common Stock, and, depending on the price determined by the Board, to render an opinion on the fairness of the price to be paid to liquidating holders in the Reverse Stock Split. The Company imposed no limitations on Goelzer with respect to the scope of its investigation of the Company, the preparation of its valuation report or its opinion as to the fairness of the amount of consideration to be paid to holders of fewer than 37,000 shares.

         In connection with rendering its fairness opinion and valuation report,
Goelzer   conducted   extensive  due  diligence  which  included  the  following activities:

(i) Conducted detailed interviews with the Company's management concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

(ii) Inspected the Company's corporate offices and manufacturing facilities in Dale, Indiana;

(iii) Analyzed trading data and market capitalization of the Company's common stock for a period of five years as provided by Bloomberg Analytics;

(iv) Analyzed the Company's financial statements and studied the Company's filings under the 1934 Act including the Form 10-K and annual reports for the last five full fiscal years, as well as the latest available 10-Q for the quarter ended April 30, 1998;

(v) Conducted a search using Bloomberg Analytics for publicly traded companies which could be used as reasonable comparables in determining the fair value of the Company. Goelzer searched for companies with similar operations and for companies which are affected by similar economic variables, such as furniture manufacturers;

(vi) Conducted a search for merger and acquisition transactions involving privately held corporations within the woodworking, plastics manufacturing and furniture manufacturing industries using a proprietary database consisting of nearly 3,000 transactions;

(vii) Reviewed studies for both premiums paid in acquisitions of control as well as studies on the lack of marketability for privately held and thinly traded public securities;

(viii)   Performed  other  studies,   analyses  and   investigations  as  deemed
         appropriate.

         Goelzer utilized a number of methodologies in determining a range of fair value. First, Goelzer completed a discounted cash flow ("DCF") analysis of the Company and then independently performed a market comparable analysis. The market comparable analysis supported the results of the discounted cash flow analysis. Goelzer also completed a payback analysis and a benchmark analysis in which Goelzer scrutinized the various valuation multiples derived by the DCF analysis. Goelzer is familiar with the multiples being paid for companies of a comparable size with similar general characteristics to the Company since Goelzer has been engaged in numerous merger and acquisition advisory roles over the last two years, as well as dating back to 1969. Finally, Goelzer analyzed a leveraged recapitalization scenario to ensure all options to the shareholders were considered.

         The DCF analysis used projections deemed to be reasonable by management and scrutinized by Goelzer. This analysis produced a point estimate of intrinsic value of $10.22 per share. The $10.22 per share point estimate of intrinsic value represents a 24% premium over fair market value per share of $8.25, which is the price shares traded on the day before the contemplated transaction was announced.

         As noted previously, Goelzer searched for reasonably comparable publicly traded companies. Specifically, Goelzer searched for woodworking and plastic tool companies and smaller wood furniture manufacturing companies. While no single company was ideally comparable, the ultimate sample group of five companies was sufficiently comparable to gain insight into how the public markets were pricing small machinery and furniture manufacturing companies. At $10.22 per share, the mean of the sample companies' price/earnings ("PE") ratio was within 5% of the Company's. Furthermore, the mean of the sample companies' total invested capital to earnings before interest taxes depreciation and amortization ("TIC/EBITDA") ratio was within 3% of the Company's at a price of $10.22 per share. Total invested capital is defined as equity market capitalization plus negotiated third party debt.

         Goelzer also found a direct correlation between market capitalization and price multiples. In general, Goelzer found those companies with larger market capitalizations to have higher price multiples. Goelzer believes this correlation is at least partially due to liquidity factors.

         As mentioned previously, Goelzer also conducted a search for reasonably comparable transactions involving privately held companies. While numerous transactions in industries similar to the Company's were examined, none were deemed to be sufficiently comparable for a variety of reasons including lack of profitability, lack of growth or dissimilar size.

         To further verify the reasonableness of the DCF analysis, a cash flow payback analysis was conducted. At a price of $10.22, a willing buyer could expect to recoup his or her investment in approximately seven years. The majority of investors who consider payback look for a return within five to eight years, depending on the size of the company, the stability of historical earnings and the amount of risk involved in the cash flow projections. All else equal, the longer the payback, the higher the value. Considering the Company's diversified customer base, recent earnings growth and competitive position within its markets, a payback at the upper end of this range is appropriate. A payback of seven years further confirms the reasonableness of the DCF analysis.

         In addition to the payback analysis, Goelzer conducted a benchmark analysis, also known as a ratio analysis. Of the ratios included in the benchmark analysis, Goelzer considers TIC/EBITDA to be the most appropriate ratio for the purpose of comparison because it most accurately reflects operating cash flow. In the majority of corporate equity transactions Goelzer has encountered involving companies the size of the Company, the price of the transaction before any minority or lack of marketably discount has occurred in the range of 3.0x to 7.0x TIC/EBITDA. The Company's DCF analysis produced a TIC/EBITDA of 5.6x. Again, considering the Company's competitive position and recent growth, the Company's TIC/EBITDA should be in the middle to upper end of the benchmark range. At 5.6x, the benchmark analysis further confirms the reasonableness of the DCF analysis.

         A leveraged recapitalization scenario was also considered in an effort to ensure all options to the shareholders had been considered. In a leveraged recapitalization, the company borrows heavily to pay the shareholders a special one-time dividend. After such a transaction, the company would be much riskier from a financial perspective than it was with a more conservative capital structure. The point estimate of value for this scenario was $9.41 per share.

         Finally, Goelzer was engaged to analyze the Company on a minority basis; however, Goelzer studied control premiums paid in the public markets in an effort to be completely thorough. Specifically, Goelzer relied on the most recent study available, Control Premiums and Strategic Mergers by George P. Roach. The article was published in the June, 1998 Business Valuation Review. In this study, the author studied 1446 mergers or acquisitions between January 1992 and November of 1997. Specifically, he analyzed the control premium in relation to the acquired company's stock price five days before the announcement of the acquisition ("Five Day Premium") and thirty days before the premium ("Thirty Day Premium"). The study also segmented the acquisitions by year and SIC code. Overall, the median Thirty Day Premium for all transactions was 35.7% and the Five Day Premium median was 27.0%. In general, the Five Day Premiums were smaller because news of the pending transaction became available in the market. From an average trading price of $8.25, the five and thirty day control premiums indicate a range of value for control of the Company's stock between $10.65 and $11.20.

         In conclusion, all of the due diligence and all of the analysis and methodologies supported $10.22 as a reasonable point estimate of intrinsic value for the common stock of the Company on a minority basis. Goelzer's valuation analysis indicated that a price in excess of $10.22 per share would constitute a fair price in the contemplated Reverse Stock Split.

         A copy of Goelzer's fairness opinion is included as Exhibit B to this Proxy Statement. A copy of Goelzer's valuation report to the Board of Directors of the Company has been filed as an exhibit to the Schedule 13E-3 filed by the Company with the Commission. Copies will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder of the Company or his representative who has been so designated in writing. The summary set forth above does not purport to be a complete description of Goelzer's written analysis.

         Goelzer has been providing investment banking, business valuation, financial advisory and related services for three decades. The firm performs its specialized services for a broad range of clients. Goelzer has been involved in investment banking activities including structuring transactions, selling businesses and raising capital since the founding of the firm.

         Prior to engaging Goelzer, on behalf of the Special Committee, Peter N. Lalos contacted four appraisers. Mr. Lalos interviewed these appraisers to determine, among other factors, how much experience each appraiser had with valuing manufacturing businesses of a comparable size and nature to the Company and the approximate time table required to complete an appraisal. Mr. Lalos also obtained bids from these appraisers. After receiving the bids and interviewing the potential appraisers, the Special Committee selected Goelzer, because its expertise and experience in valuing businesses, including familiarity with valuing privately held and thinly traded public companies, its willingness to make a thorough examination of the Company, its location in Indiana, its reputation for high quality and thorough work, and the cost for such services made Goelzer the best candidate.

         For its services, including rendering its opinion, the Company's Special Committee of the Board of Directors contracted to pay a fee of between $20,000 to $25,000 and agreed to reimburse reasonable out-of-pocket expenses.

         Neither Goelzer nor, to the best knowledge of Goelzer, any affiliate of Goelzer has had any material relationship in the past five years with the Company or any of its affiliates, nor is any material relationship contemplated.

Business of the Company

         General. The Company is a manufacturer of computer based systems and equipment. It designs, develops, produces, markets and services computer-controlled machine tools that perform high speed machining, trimming, carving and routing functions. It also markets technical services in conjunction with the sale and maintenance of its products. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. In addition, the Company manufactures machine control systems and related computer software which it uses primarily in its automated industrial equipment and has marketed independently on a limited basis to others.

         The Company's industrial products perform certain production functions or automate specific tasks accomplished in factories. These products are used in a variety of manufacturing operations principally in the woodworking, plastics and aerospace industries. The computer-controlled machine systems are primarily employed to cut or machine materials such as wood, plastic and non-ferrous metal into final shape. The machine control systems and related software can control the operation of a variety of industrial machines and machine tools.

         The Company sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. It also has a wholly-owned subsidiary, Carolina

CNC, Inc., a North Carolina corporation, which conducts sales in the southeastern region of the United States. The Company's primary marketing strategy is to provide machines which combine operations traditionally performed on several different machines. It attempts to provide complete, pre-engineered, standard automation systems which require little or no engineering input from the end user. The Company's systems are designed for easy installation, programming and use and may be operated and maintained by existing plant personnel without extensive training or technical background. The Company's technical services are marketed to customers who purchase equipment and systems directly from the Company as well as to companies which purchase the Company's products in the used market.

         The Company's overall operations have improved steadily over the last five years. The Company's operating income for fiscal year 1997 (the latest year of audited financial statements) was $2.1 million compared to a loss of $780,000 in fiscal 1993, for an overall increase in operating income of $2.9 million. Over the same period, net sales increased by $7 million or 64%, to $17.8 million in fiscal 1997.

         Management estimates that the current market for computer numerical controlled ("CNC") routers is approximately $70 million. The Company has steadily increased its share of that market since 1994, increasing its sales at a rate of approximately 40% from fiscal 1996 to 1997 and 23% from fiscal 1997 to 1998. For fiscal year 1998, the Company's sales in the CNC router market were approximately $17 million. While management remains optimistic about its growth potential, it also recognizes that, given the limited size of the market, growth may not continue at the same rate in coming years.

         Management is also looking for ways in which to expand the market for CNC routers. The Company is attempting to convince the furniture industry to replace the traditional factory structure with a structure based on the CNC router. If the Company is successful in transforming the market from current practices that have been in place for over 75 years, the Company could recognize a significant increase in sales. There is, however, no assurance that this market expansion will take place, and if such an expansion does take place, other manufacturers of CNC routers would also compete for those sales.

         European Operations. The Company has a wholly-owned subsidiary, Thermwood (Europe) Limited, a United Kingdom company, which presently maintains sales offices in England and Vienna, Austria for conducting sales to the European Community. During the 1998 fiscal year, the Company lost $250,000 in connection with its European operations. Neither of the foreign sales offices is generating a profit. Therefore, the Company has decided to close the Vienna office by September 30, 1998.

         Recent Business Developments. From August 20 to 23, 1998, Kenneth J. Susnjara and other representatives of the Company attended the International Woodworking Fair, a furniture industry trade show held every two years. The Company's orders generally decrease in the two- to three-month period preceding this show as customers wait to make purchasing decisions until after the show. Normally order rates increase for approximately six weeks after the show, which tends to offset the decreased sales immediately prior to the show.

         At the International Woodworking Fair, the Company received eight signed quotes for the sale of its equipment. Each signed quote will be considered a bona fide order upon receipt of a customer deposit. Normally ten to fifteen percent of the quotes received at the fair fail to materialize into orders. Based on the Company's sales performance from prior International Woodworking Fairs, management believes that the Company's sales generated at the 1998 International Woodworking Fair will be comparable to the sales generated from the most recent previous fair held in 1996.

         At the International Woodworking Fair, Mr. Susnjara presented the Company's idea for the application of CNC routers as a replacement for the traditional furniture industry factory structure. Management believes that this idea created a high level of interest among customers and competitors, but the Company has not received any orders based on this new application of the existing equipment. Management does not expect orders for this new application immediately and estimates that it will take approximately three to five years for the industry to begin to utilize this technology, if it does so at all.

         Also at the recent trade show, several of the Company's competitors demonstrated CNC routers which operate much faster than the Company's current equipment. The Company's fastest CNC routers operate in the range of 900 to 1200 inches per minute, while some of its competitors' machines operated in the range of 2700 to 3000 inches per minute. Management believes that the existence of these faster machines which compete with the Company's products could adversely impact the Company's sales in the future.

         Forward-Looking Statements. The foregoing discussion and statements appearing elsewhere in this proxy statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. A number of factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, continued acceptance of the Company's products in the marketplace, competitive factors, new products and technological changes, the Company's dependence on third-party suppliers and other factors set forth in this document and in the Company's filings with the Securities and Exchange Commission. These factors should be considered in evaluating any forward-looking statements, and undue reliance should not be placed on such statements. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Arrangements   with  Respect  to  Issuer's  Common  Stock,   Stock  Options  and
Convertible Debentures

         Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plan of Thermwood Corporation (the "Non-Qualified Plan") is the Company's non-qualified stock option plan for officers, key employees and directors of the Company. Effective as of September 1, 1998, each of Kenneth J. Susnjara, Linda Susnjara, Edgar Mulzer and Peter N. Lalos held options to purchase 10,000 shares under the Non-Qualified Plan. The exercise price of such options is $5.625 per share with respect to Kenneth J. Susnjara, Edgar Mulzer and Peter N. Lalos and $10.00 per share with respect to Linda Susnjara. Pursuant to the terms of the Non-Qualified Plan, the number of shares issuable upon exercise of the options and the option prices may be proportionally adjusted in conjunction with the Reverse Stock Split. Since the proportional adjustment will result in the payment of cash in lieu of fractional shares, each optionee under the Non-Qualified Plan will be entitled to receive a cash payment, without interest, in an amount equal to the product of (i) the excess, if any, of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares pursuant to such option. Following the Reverse Stock Split, such optionees will no longer hold options to acquire the Company's Common Stock.

         Incentive Stock Option Plan. The Company also has a qualified stock option plan, the Incentive Stock Option Plan of Thermwood Corporation (the "Incentive Plan"). At September 1, 1998, various officers and key employees held a total of 50,600 options under the Incentive Plan, all of which were currently exercisable at a weighted average exercise price of $8.32 per share. Pursuant to the terms of the Incentive Plan, the number of shares issuable upon exercise of the options and the option prices may be proportionally adjusted in conjunction with the Reverse Stock Split. Since the proportional adjustment will result in the payment of cash in lieu of fractional shares, each optionee under the Incentive Plan will be entitled to receive a cash payment, without interest, in an amount equal to the product of (i) the excess, if any, of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares pursuant to such option. Following the Reverse Stock Split, such optionees will no longer hold options to acquire the Company's Common Stock.

         Following the Reverse Stock Split, the Company may establish an employee bonus plan which will pay cash bonuses to employees as rewards and incentives for their contributions to the Company. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

         Other Options. R. Jerry Falkner, a principal in a former public relations firm for the Company, held an option to purchase 4,000 shares at $8.4375 per share pursuant to an Option Agreement dated February 22, 1996. The Company and Mr. Falkner agreed to terminate the option agreement in consideration of a cash payment from the Company to Mr. Falkner in an amount equal to the product of (i) the excess of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares pursuant to such option. The total payment to Mr. Falkner of $10,250.00 was made on August 27, 1998, and the option agreement was terminated.

         In addition to options under the Incentive Plan, Kenneth J. Susnjara also holds options to acquire 60,000 shares of Common Stock at an exercise price of $15 per share and options to acquire 60,000 shares of Common Stock at an exercise price of $30 per share. If the Amendment is approved, these options will be canceled as of the effective date of the Reverse Stock Split.

         12% Convertible Subordinated Debentures. The Company had outstanding as of September 1, 1998, 12% Convertible Subordinated Debentures (the "Debentures") which are convertible into an aggregate of 26,200 shares of Common Stock. The Debentures are governed by an Indenture between the Company and American Stock Transfer & Trust Company, as trustee, dated February 3, 1993 (the "Indenture"). Pursuant to the Indenture, the conversion privilege and the conversion price of the Debentures will be adjusted in conjunction with the Reverse Stock Split so that each Debenture holder will be entitled to receive upon conversion the number and kind of shares which he would have received if he had converted the Debenture immediately prior to the Reverse Stock Split. Since such an adjustment would result in the right to receive the payment of cash in lieu of fractional shares, each Debenture holder would be entitled to receive upon conversion, without interest, cash in the amount of the product of (i) the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split; times (ii) the number of shares issuable upon conversion of the Debenture. In the alternative, the Debenture holder may decide, in its discretion, not to convert the Debenture and such Debenture will remain an outstanding obligation of the Company, provided, however, that such Debenture will not be convertible into Common Stock.

         Option to Purchase Common Stock from Mr. Mulzer. The Company has entered into an Option Agreement, dated September 3, 1998, with Edgar Mulzer whereby the Company has an option to purchase the shares of New Common Stock owned by Mr. Mulzer for $573,500.00 per share over a period commencing on November 1, 1999, and ending on October 31, 2002. Since Mr. Mulzer holds such a significant percentage of the Company's Common Stock, the Company entered into the Option Agreement to reduce the possibility of the acquisition of the shares, particularly in the event of Mr. Mulzer's death, by persons or entities whose purposes or interests may not be in the best interests of the Company, its business or the shareholders. The price per share offered to Mr. Mulzer is equivalent to $15.50 per share of Common Stock prior to the Reverse Stock Split. This option price reflects a premium due to the large block of shares held by Mr. Mulzer following the Reverse Stock Split and the risk assumed by Mr. Mulzer of locking in the obligation to sell at a fixed price over a period of several years. However, no assurances can be made with respect to any projected increase in the value of the shares over time.

Conduct of the Company's Business After the Reverse Stock Split

         The Company expects its business and operations to continue as they are currently being conducted and, except as disclosed below, the Reverse Stock Split is not anticipated to have any effect upon the conduct of such business. If the Reverse Stock Split is consummated, all persons beneficially owning 37,000 or fewer shares at the effective time of the Reverse Stock Split will no longer have any equity interest in, and will not be shareholders of, the Company and therefore will not participate in its future potential or earnings and growth. Instead, each such beneficial owner of Common Stock will have the right to receive $11.00 per share in cash, without interest.

         If the Reverse Stock Split is effected, based on the Company's shareholder records, it is expected that only Kenneth J. Susnjara and Edgar Mulzer will remain as shareholders, beneficially owning 100% of the outstanding Common Stock. Such individuals now own approximately 40.89% of the fully diluted Common Stock (including shares subject to options). See "Principal Shareholders and Stock Ownership of Management." If the Company's shareholder records are incomplete or inaccurate and there are presently shareholders other than Kenneth
J. Susnjara and Edgar Mulzer who hold 37,000 shares or more, or if prior to the effective date of the Reverse Stock Split another person becomes a shareholder of 37,000 shares or more, then the Company is willing to purchase the shares of such shareholder(s) for the price per share paid to shareholders who receive cash in lieu of fractional shares, at the request of such shareholder.

         The Company plans, as a result of the Reverse Stock Split, to become a privately held company. The registration of the Common Stock under the 1934 Act will be terminated and the Company will no longer be listed on AMEX or PSEX. In addition, because the Common Stock will no longer be publicly held, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and shareholders owning more than 10% of the Common Stock will be relieved of the stock ownership reporting requirements and "short swing" trading restrictions under Section 16 of the 1934 Act. Further, the Company will no longer be subject to the periodic reporting requirements of the 1934 Act and will cease filing information with the Commission. Among other things, the effect of this change will be a savings to the Company in not having to comply with the requirements of the 1934 Act.

         The Amendment will decrease the number of authorized shares to 540 shares of Common Stock of which approximately 12 shares are expected to be outstanding. With the exception of the number of authorized shares and the number of outstanding shares, the terms of the Common Stock before and after the Reverse Stock Split will remain the same.

         The Amendment will also eliminate the class of Preferred Stock. No shares of Preferred Stock are currently outstanding.

         If the Reverse Stock Split is effected, the Company expects that it will elect to have special tax treatment as an S corporation under the Code. In order to meet the requirements to qualify as an S corporation, the Company would also need to dissolve its foreign subsidiary, Thermwood (Europe) Limited, into the Company. If the Company elects to be taxed as an S corporation, it is expected to eliminate the payment of income tax on its earnings.

         The Company has never declared a dividend. As an S corporation, the Company expects to change its dividend policy. The Company will declare annual cash dividends to its shareholders in such amounts as the Board of Directors of the Company determines to be appropriate which are expected to be at least equal to the amount of taxes the shareholders will be required to pay on the Company's income.

         Management has discussed establishing an employee bonus plan following the Reverse Stock Split which will pay cash bonuses to officers, directors and key employees in order to increase their incentive to work for the Company and to attract and retain capable personnel. Management has not considered the details of such a plan at this time and no written plan has been adopted.

         Finally, the Company anticipates that following the Reverse Stock Split, the Company will reduce the size of its Board of Directors, over time, to three directors.

         Over the last several years, the Company has engaged in preliminary discussions with various competitors regarding the prospect of a merger or acquisition or entering into a joint venture or manufacturing arrangement. As recently as July, 1998, the Company was approached by a representative of an investment banking firm representing a competitor who expressed an interest in discussing a merger, acquisition or other business arrangement. All such discussions were terminated at the preliminary stage and management does not consider them material. Management does not presently have an interest in any such proposals. Although management is not currently in negotiations with respect to any proposed merger or similar transaction, there is always a possibility that the Company may enter into such an arrangement in the future and the remaining shareholders of the Company may receive payment for shares in any such merger or similar transaction in excess of the $11.00 offered to be paid to shareholders in lieu of fractional shares pursuant to the proposed Reverse Stock Split.

         Other than as described in this Proxy Statement, neither the Company nor its management has any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to change its Board of Directors or management; to change materially its indebtedness or capitalization; or otherwise to effect any material change in its corporate structure or business.

Federal Income Tax Consequences

         THE  FOLLOWING  DISCUSSION   SUMMARIZING  CERTAIN  FEDERAL  INCOME  TAX
CONSEQUENCES IS BASED ON CURRENT LAW AND IS INCLUDED FOR GENERAL INFORMATION ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE STOCK SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

         Exchange of Currently Outstanding Common Stock Solely for New Common Stock. A shareholder who receives solely shares of New Common Stock pursuant to the Reverse Stock Split will recognize no gain or loss under Section 354 of the Code. The aggregate basis of the shares of New Common Stock received by such shareholders pursuant to the Reverse Stock Split will be the same as the tax basis of the currently outstanding Common Stock surrendered in exchange. The holding period of the New Common Stock received by such shareholder will include the holding period of the currently outstanding Common Stock surrendered in the exchange, provided the New Common Stock was held as a capital asset at the time of the Reverse Stock Split.

         Exchange of Currently Outstanding Common Stock for a Combination of Cash and New Common Stock. A shareholder who receives New Common Stock and cash pursuant to the Reverse Stock Split will recognize gain (if any), but in an amount not in excess of the amount of cash received. Such gain will be recognized in the year in which the New Common Stock and cash are received, or in the year the New Common Stock or cash is entitled to be received (i.e., at the time of the Reverse Stock Split). Any recognized gain will be eligible for capital gain treatment (assuming the shareholder's Common Stock is held as a capital asset) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as ordinary income to the extent of the shareholder's ratable share of the Company's earnings and profits. The principles applicable under Section 302 of the Code and the United States Supreme Court decision in Clark v. Commissioner, 109 S.Ct. 1455, 89-1 U.S.T.C. 9230 (1989), will serve as guidelines in determining whether the receipt of cash has the effect of the distribution of a dividend under Section 356 of the Code. Under these principles, the distribution to a shareholder will not be considered to have the effect of the distribution of a dividend if it is "substantially disproportionate" with respect to the shareholder or if it is "not essentially equivalent to a dividend" to the shareholder. For purposes of these tests and under Clark, the shareholder presumably is treated as if he or she received solely New Common Stock pursuant to the Reverse Stock Split and then received cash through a redemption by the Company of a number of such shares having a value equal to the cash amount.

         Under Clark, a distribution will be "substantially disproportionate" with respect to a shareholder if the shareholder's proportionate interest in the New Common Stock actually held by the shareholder after the Reverse Stock Split is less than 80% of what the shareholder's proportionate interest in the Common Stock would have been if solely Common Stock had been distributed in the Reverse Stock Split. In applying this test for purposes of Section 356 of the Code, the constructive ownership rules of Section 318 of the Code (under which shareholders are treated as holding not only their own shares but also shares held by certain related persons and entities) are applicable.

         Even though a distribution does not satisfy the substantially disproportionate test discussed above, it still may be "not essentially equivalent to a dividend" to a shareholder depending upon the shareholder's particular facts and circumstances. The United States Supreme Court in Davis v. United States, 397 U.S. 301 (1970), concluded that in order for a distribution to be considered not essentially equivalent to a dividend, there must be a "meaningful reduction in the shareholder's proportionate interest." Shareholders who increase their proportionate interest in the Company as a result of the Reverse Stock Split will not experience a meaningful reduction in their proportionate interest in the Company, and therefore will be treated as having received a distribution of cash essentially equivalent to a dividend. See Rev. Rul. 78-351, 1978-2 C.B. 148 (holding that fractional share rule of Rev. Rul. 69-34, 1969-1 C.B. 105 does not apply in the case of a reverse stock split under circumstances substantially identical to these).

         A shareholder who receives New Common Stock and cash will receive a basis in such New Common Stock which will be the same as the basis of the Common Stock surrendered in the exchange, decreased by the amount of any cash received, and increased by the amount of any gain recognized on the exchange. The holding period of the New Common Stock received by such a shareholder will include the holding period of the Common Stock surrendered in the exchange, provided the New Common Stock was held as a capital asset as of the time of the Reverse Stock Split.

         Exchange of Common Stock Solely for Cash. In the case of a shareholder who receives only cash in exchange for all of his or her Common Stock, the cash will be treated as received by the shareholder as a distribution in redemption of the shareholder's Common Stock, subject to the provisions and limitations of
Section 302 of the Code. Where, after such distribution, a former shareholder does not own shares of Common Stock directly or indirectly through the constructive ownership rules of Section 318(a) of the Code, the redemption will be treated as a complete termination of interest within the meaning of Section 302(b)(3) of the Code. As provided in Section 1001 of the Code, gain or loss will be recognized by such shareholders in an amount equal to the difference between the amount of cash received in the redemption and the adjusted basis of the Common Stock surrendered. Provided that the Common Stock is a capital asset in the hands of such shareholders, the gain or loss, if any, will constitute capital gain or loss. The gain or loss will be long-term capital gain or loss if the shareholder will have held, or be deemed to have held, his or her Common Stock for more than one year as of the time of the Reverse Stock Split.

         Capital Gain and Alternative Minimum Tax. Long-term capital gain for noncorporate taxpayers is generally taxed at a maximum rate of 20%. Capital losses are deductible generally only to the extent of capital gains.

         Capital gain and dividends are also included in alternative minimum taxable income, which may be subject to a special minimum tax at a 26% or 28% rate (depending on the taxpayer's alternative minimum taxable income) to the extent the minimum tax exceeds regular tax liabilities. Alternative minimum taxable income is reduced by various exemption amounts, which are phased out above certain levels.

         Special taxation and withholding rules may apply to any shareholder that is a nonresident alien or a foreign corporation. These rules are beyond the scope of this discussion and should be discussed with a personal tax advisor. Shareholders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, certain other information) to the Exchange Agent (as defined below) in connection with the Reverse Stock Split to avoid backup withholding requirements that might otherwise apply. See "Exchange of Certificates and Payment for Fractional Shares." The letter of transmittal will require each shareholder to deliver such information when the Common Stock certificates are surrendered following the effective date of the Amendment. Failure to provide such information may result in backup withholding.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT REFER TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC SHAREHOLDER. SHAREHOLDERS, PARTICULARLY THOSE WHO HAVE ACQUIRED SHARES OF COMMON STOCK IN COMPENSATION-RELATED TRANSACTIONS, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE SPECIFIC AND DEFINITIVE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE TRANSACTION, AS WELL AS ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Financial Effect of the Reverse Stock Split

         The following pro forma financial information presents the effect on the Company's historical financial position of the Reverse Stock Split and the cash payment of $11.00 per share in lieu of the issuance of fractional shares resulting from the Reverse Stock Split. The unaudited pro forma balance sheets reflect the transaction as if it occurred on the balance sheet dates. The unaudited pro forma statements of operations reflect the transaction as if it occurred at the beginning of the periods presented. The pro forma financial information assumes that a total of approximately $11,300,000 would be borrowed to purchase fractional shares and settle outstanding stock options and approximately $400,000 would be paid for related costs. Excluded from the pro forma statements of operations are $190,000 and $138,000 of compensation expense for the year ended July 31, 1997 and the nine-month period ended April 30, 1998, respectively, incurred in connection with the settlement of the outstanding common stock options.

         The unaudited pro forma balance sheets are not necessarily indicative of what the Company's financial position would have been if the Reverse Stock Split had been effected on the dates indicated, or will be in the future. The information shown in the unaudited pro forma statements of operations is not necessarily indicative of the results of future operations.

         The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and accompanying footnotes of the Company elsewhere in this Proxy Statement. See "Financial Statements of the Company" beginning on page F-1.

                              THERMWOOD CORPORATION
                CONSOLIDATED BALANCE SHEET - PROFORMA (UNAUDITED)
                                  July 31, 1997
                      (In thousands, except per share data)



                                                     Historical            Adjustments               Pro Forma
ASSETS

Current Assets
         Cash                                        $       512                       -                     512
         Accounts receivable, net                          1,802                       -                   1,802
         Inventories                                       4,618                       -                   4,618
         Deferred income taxes                             1,676                       -                   1,676
         Prepaid expenses                                    372                       -                     372
                                                     -----------           -------------             -----------
                  Total Current Assets                     8,980                       -                   8,980
                                                     -----------           -------------             -----------

         Net property and equipment                        1,824                       -                   1,824
                                                     -----------           -------------             -----------

Other Assets
         Patents, trademarks and other                       142                     250     (a)             382
         Deferred income taxes                               326                       -                     326
                                                     -----------           -------------             -----------
                  Total Other Assets                         468                     250                     718
                                                     -----------           -------------             -----------

Total Assets                                         $    11,272                     250                  11,522
                                                     ===========           =============             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
         Accounts payable                            $     1,375                       -                   1,375
         Accrued liabilities                               1,225                       -                   1,225
         Accrued income taxes                                386                       -                     386
         Customer deposits                                   907                       -                     907
         Current portion of long-term liabilities              8                   2,000 (b)               2,008
                                                     -----------           -------------             -----------
              Total Current Liabilities                    3,901                   2,000                   5,901
                                                     -----------           -------------             -----------

Long-term Liabilities - less current portion
         Capital lease obligations                             6                       -                       6
         Note payable to bank                                  -                   9,489     (b)           9,489
         Bonds payable, net of unamortized discount          279                    (279)    (c)               -
                                                     -----------           --------------            -----------
              Total Long-term Liabilities                    285                   9,210                   9,495
                                                     -----------           -------------             -----------

Shareholders' Equity
         Preferred stock, no par value                     2,546                       -                   2,546
         Common stock, no par value                       10,599                  (7,094)    (d)           3,505
         Accumulated deficit                              (6,034)                 (3,891)    (e)          (9,925)
                                                     -----------           -------------             -----------
                                                           7,111                 (10,985)                 (3,874)
         Less subscriptions receivable                       (25)                     25     (d)               -
                                                     ------------          -------------             -----------
              Total Shareholders' Equity (Deficit)         7,086                 (10,960)                 (3,874)
                                                     -----------           --------------            ------------

Total Liabilities and Shareholders' Equity           $    11,272                     250                  11,522
                                                     ===========           =============             ===========

Book Value Per Share                                 $      5.06                                           (8.37)

                              THERMWOOD CORPORATION
                CONSOLIDATED BALANCE SHEET - PROFORMA (UNAUDITED)
                                 April 30, 1998
                      (In thousands, except per share data)



                                                     Historical            Adjustments               Pro Forma
ASSETS

Current Assets
         Cash                                        $        50                       -                      50
         Accounts receivable, net                          3,071                       -                   3,071
         Inventories                                       5,976                       -                   5,976
         Deferred income taxes                             1,676                       -                   1,676
         Prepaid expenses                                    255                       -                     255
                                                     -----------           -------------             -----------
              Total Current Assets                        11,028                       -                  11,028
                                                     -----------           -------------             -----------

         Net property and equipment                        1,943                       -                   1,943
                                                     -----------           -------------             -----------

Other Assets
         Patents, trademarks and other                       130                     250     (a)             380
         Deferred income taxes                               326                       -                     326
                                                     -----------           -------------             -----------
              Total Other Assets                             456                     250                     706
                                                     -----------           -------------             -----------

Total Assets                                         $    13,427                     250                  13,677
                                                     ===========           =============             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
         Accounts payable                            $     1,514                       -                   1,514
         Accrued liabilities                                 845                       -                     845
         Accrued income taxes                              1,006                       -                   1,006
         Customer deposits                                 1,736                       -                   1,736
         Current portion of long-term liabilities             17                   2,000     (b)           2,017
                                                     -----------           -------------             -----------
              Total Current Liabilities                    5,118                   2,000                   7,118
                                                     -----------           -------------             -----------

Long-term Liabilities - less current portion
         Capital lease obligations                             5                       -                       5
         Notes payable to banks                            2,446                   9,495     (b)          11,941
         Bonds payable, net of unamortized discount          170                    (170)    (c)               -
                                                     -----------           --------------            -----------
              Total Long-term Liabilities                  2,621                   9,325                  11,946
                                                     -----------           -------------             -----------

Shareholders' Equity
         Common stock, no par value                       10,737                  (7,260)    (d)           3,477
         Accumulated deficit                              (5,016)                 (3,848)    (e)          (8,864)
                                                     ------------          --------------            ------------
                                                           5,721                 (11,108)                 (5,387)
         Less subscriptions receivable                       (33)                     33     (d)               -
                                                     ------------          -------------             -----------
              Total Shareholders' Equity (Deficit)         5,688                 (11,075)                 (5,387)
                                                     -----------           --------------            ------------

Total Liabilities and Shareholders' Equity           $    13,427                     250                  13,677
                                                     ===========           =============             ===========

Book Value Per Share                                 $      3.98                                       (11.63)

                              THERMWOOD CORPORATION
                 CONSOLIDATED STATEMENT OF OPERATIONS - PROFORMA
                  (UNAUDITED) For the year ended July 31, 1997
                (In thousands, except per share data and ratios)


                                                     Historical            Adjustments               Pro Forma

Net Sales                                            $    17,780                       -                  17,780
Cost of sales                                             10,874                       -                  10,874
                                                     -----------           -------------             -----------
         Gross Profit                                      6,906                       -                   6,906

Research and development, marketing,
         Administrative and general expenses               4,795                       -                   4,795
                                                     -----------           -------------             -----------
         Operating income                                  2,111                       -                   2,111
                                                     -----------           -------------             -----------
Other income (expense):
         Interest expense                                    (76)                   (693)    (f)            (769)
         Other                                                19                       -                      19
                                                     -----------           -------------             -----------
         Other expense, net                                  (57)                   (693)                   (750)
                                                     -----------           -------------             -----------

Earnings before income taxes                               2,054                    (693)                  1,361
         Income taxes                                       (819)                    277     (g)            (542)
                                                     ------------          -------------             ------------

         Net earnings                                $     1,235                    (416)                    819
                                                     ===========           ==============            ===========

Net earnings per share,
         Basic                                       $     0.69                                      $      1.29
         Diluted                                     $     0.69                                      $      1.29

Ratio of earnings to fixed charges                       24.14                                              2.76


                              THERMWOOD CORPORATION
                 CONSOLIDATED STATEMENT OF OPERATIONS - PROFORMA
              (UNAUDITED) For the nine-months ended April 30, 1998
                (In thousands, except per share data and ratios)


                                                     Historical            Adjustments               Pro Forma

Net Sales                                            $    15,960                       -                  15,960
Cost of sales                                              9,487                       -                   9,487
                                                     -----------           -------------             -----------
         Gross Profit                                      6,473                       -                   6,473

Research and development, marketing,
         Administrative and general expenses               4,547                       -                   4,547
                                                     -----------           -------------             -----------
         Operating income                                  1,926                       -                   1,926
                                                     -----------           -------------             -----------

Other income (expense):
         Interest expense - other                           (160)                   (538)    (f)            (698)
         Other                                                13                       -                      13
                                                     -----------           -------------             -----------
         Other expense, net                                 (147)                   (538)                   (685)
                                                     -----------           -------------             -----------

Earnings before income taxes                               1,779                    (538)                  1,241
         Income taxes                                       (719)                    215     (g)            (504)
                                                     ------------          -------------             ------------

         Net earnings                                $     1,060                    (323)                    737
                                                     ===========           ==============            ===========

Net earnings per share,
         Basic                                       $      0.72                                     $      1.53
         Diluted                                     $      0.68                                     $      1.53

Ratio of earnings to fixed charges                         11.79                                            2.77


                      EXPLANATION OF PRO FORMA ADJUSTMENTS
                                   (Unaudited)

(a) Increase in other assets relating to accounting and legal fees ($250,000) incurred in connection with the issuance of debt.

(b) Increase in notes payable as a result of the purchase and retirement of fractional shares, settlement of outstanding common stock options net of income taxes and payment of related transaction and debt issuance costs.

(c) Decrease in bonds payable as a result of the conversion to common stock.

(d) Decrease in common stock as a result of the purchase and retirement of fractional shares.

(e) Increase in accumulated deficit for the excess of the purchase price over the average issue price of all shares purchased and retired and the settlement of outstanding stock options, net of related income taxes.

(f) Increase in interest expense resulting from the additional debt incurred.

(g) Decrease in income taxes (40% effective rate) based on pro forma adjustments to earnings before income taxes.

Dissenters' Rights of Appraisal

         The foregoing is only a general summary of the provisions of the Dissenters' Rights Statute and should not be considered a comprehensive description. A copy of the Dissenters' Rights Statute is attached hereto as Exhibit C as a complete description of the rights and obligations of the Company and any shareholder who desires to exercise dissenters' rights. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF THE DISSENTERS' RIGHTS STATUTE IN ORDER FOR SHAREHOLDERS TO PERFECT DISSENTERS' RIGHTS.

         Although no dissenters' rights are required for the proposed Reverse Stock Split under the Indiana Business Corporation Law, the Board of Directors of the Company has adopted a resolution voluntarily granting dissenters' rights in accordance with Section 23-1-44-8(a)(5) of the Indiana Business Corporation Law. Any record shareholder entitled to vote on the Amendment may dissent from the Amendment and obtain payment of the fair value of his or her shares in accordance with the Dissenters' Rights Statute.

         Any shareholder who desires to assert dissenters' rights must (i) deliver to the Company before the vote is taken written notice of such shareholder's intent to demand payment for his or her shares of Common Stock if the proposed Reverse Stock Split is effected; and (ii) not vote his or her shares of Common Stock in favor of the proposed Reverse Stock Split.

         A shareholder of record may assert dissenters' rights as to fewer than all the shares of Common Stock registered in that shareholder's name only if the shareholder dissents (in accordance with the provisions of the Dissenters' Rights Statute) with respect to all the shares of Common Stock beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf the shareholder is asserting dissenters' rights.

         A beneficial owner of shares of Common Stock held by a nominee as the record shareholder may assert dissenters' rights as to shares of Common Stock held on such shareholder's behalf only if (i) such beneficial shareholder submits to the Company the record shareholder's written consent to the dissent no later than the time the beneficial shareholder asserts dissenters' rights, and (ii) the beneficial shareholder asserts dissenters' rights (in accordance with the provisions of the Dissenters' Rights Statute) with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

         If the Reverse Stock Split is authorized by the shareholders at the Special Meeting, the Company must deliver a written dissenters' notice to properly dissenting shareholders within ten days after approval of the Reverse Stock Split. Such dissenters' notice must (i) state where the payment demand must be sent and where and when certificates for shares of Common Stock must be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed Reverse Stock Split and requires that the person acquired beneficial ownership of the shares before that date, (iii) set a date by which the Company must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the dissenters' notice is delivered, and
(iv) be accompanied by a copy of the Dissenters' Rights Statute.

         A shareholder who receives a dissenters' notice must (i) demand payment, (ii) certify whether the shareholder acquired beneficial ownership of the shares before the date set forth in the dissenters' notice and (iii) deposit his or her certificates in accordance with the terms of the notice. The shareholders who demand payment and deposit their shares in accordance with the terms of the dissenters' notice retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action to effect the Reverse Stock Split. Any shareholder who fails to demand payment or deposit share certificates as required by the dissenters' notice by the respective dates set forth therein will not be entitled to payment for his or her shares under the Dissenters' Rights Statute and will be considered to have voted his or her shares in favor of the Reverse Stock Split.

         Once the shareholders' action approving the Reverse Stock Split has been taken, the Company must pay each dissenting shareholder who properly complied with the requirements set forth above the amount the Company estimates to be the fair value of the dissenters' shares. The payment must be accompanied by (i) the Company's balance sheet as of the fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (ii) a statement of the Company's estimate of the fair value of the shares; and (iii) a statement of the dissenters' right to demand payment under the Dissenters' Rights Statute.

         However, the Company may elect to withhold such payment from dissenting shareholders who acquired beneficial ownership of the shares of Common Stock after the date set forth in the dissenters' notice as the date of the first announcement to new media or shareholders of the terms of the Reverse Stock Split (the "Post Announcement Shareholders"). If the Company does elect to withhold payment from the Post Announcement Shareholders, it must send each Post Announcement Shareholder an offer to pay the Company's estimate of the fair value of the shares provided such Post Announcement Shareholders agree to accept the payment offered in full satisfaction of their dissenters' demands.

         A dissenting shareholder may notify the Company in writing of its own estimate of the fair value of the shares and demand payment of the dissenter's estimate, less any payment already made to such shareholder. A dissenting shareholder also may reject the Company's offer and demand payment of the fair value of the shares if (i) the dissenting shareholder believes that the amount paid or offered is less than fair value, (ii) the Company fails to make payment within sixty (60) days after the date set for demanding payment or (iii) the Company, having failed to take the proposed Reverse Stock Split action, does not return the deposited stock certificates within sixty (60) days after the date set for demanding payment. A dissenting shareholder waives the right to demand payment of such shareholder's estimate unless the shareholder notifies the Company of the dissenting shareholder's demand for payment within thirty (30) days after the Company has made or offered payment for the dissenters' shares.

         If a demand for payment remains unsettled, the Company must commence a proceeding within sixty (60) days after receiving the payment demand and petition the proper court to determine the fair value of the shares. If the Company does not commence the proceeding within such period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. The state court in which a proceeding must be commenced is the circuit or superior court of Spencer County, Indiana, where the Company's principal office is located. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder's shares, plus interest, exceeds the amount paid by the Company.

         The court in an appraisal proceeding will determine and assess costs against all parties in such amounts as the court finds equitable. The court may assess fees and expenses of counsel and experts against either the Company or a dissenter if the court finds that the party against whom the fees and expenses are asserted acted arbitrarily, vexatiously, or not in good faith. In addition, if the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the Company, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

Exchange of Certificates and Payment for Fractional Shares of New Common Stock

         If the Reverse Stock Split is approved by the shareholders, the Company will file Articles of Amendment to its Articles of Incorporation with the Secretary of State of Indiana. The Reverse Stock Split will become effective on the date of that filing (the "Effective Date"). American Stock Transfer & Trust Company has been appointed exchange agent (the "Exchange Agent") to carry out the exchange of certificates for New Common Stock and/or cash.

         As soon as practicable after the Effective Date, the shareholders will be notified and asked to surrender their certificates representing shares of Common Stock to the Exchange Agent. Those shareholders beneficially owning 37,000 shares or more will receive in exchange certificates representing shares of New Common Stock on the basis of one share of New Common Stock for each 37,000 shares of Common Stock held prior to the Reverse Stock Split, and in cases where a shareholder does not beneficially own a number of shares evenly divisible by 37,000, cash in the amount of $11.00 per share of the currently outstanding Common Stock in lieu of receiving fractional shares of New Common Stock following the Reverse Stock Split. Shareholders owning fewer than 37,000 shares on the Effective Date will receive in exchange a cash payment in the amount of $11.00 per share.

         For the purpose of the operation of the Reverse Stock Split (i.e., for determining whether and to what extent shareholders will receive New Common Stock and/or cash in lieu of fractional shares), and for no other purpose, the Company will treat the person who is the underlying beneficial owner of shares held by a nominee as the shareholder.

         If the Reverse Stock Split is effected, any shareholder beneficially owning fewer than 37,000 shares of the currently outstanding Common Stock will cease to have any rights with respect to the Common Stock of the Company, except to be paid in cash, as described in this Proxy Statement. No interest will be paid or accrued on the cash payable to shareholders after the Reverse Stock Split is effected.

         No service charges will be payable by shareholders in connection with the exchange of certificates or the payment of cash in lieu of issuing fractional shares, all expenses of which will be borne by the Company.


                      FINANCING OF THE REVERSE STOCK SPLIT

         The Board estimates that the total cost to the Company of the Reverse Stock Split for the payment of the fractional share interests and the settlement of outstanding stock options in the Reverse Stock Split and the estimated transactional fees and expenses will be approximately $11,300,000 and $400,000, respectively. The Company intends to finance this transaction by borrowing funds from a financial institution located in the Midwest. This borrowing will repaid over time from the Company's working capital.

         The Company has engaged SPP Hambro & Co., LLC ("SPP") to act as advisor to the Corporation in connection with its issuance of approximately $14,000,000 of senior bank debt. The proceeds of the Senior Bank Debt will be used to consummate the Reverse Stock Split, to refinance existing indebtedness, and for general corporate purposes. Currently, the Company anticipates that it will obtain financing from a financial institution for a $6.0 million Revolving Credit Facility and an $8.0 million Senior Term Loan due 2005. The Company anticipates drawing down approximately $5.5 million of the Revolving Credit Facility at closing to provide part of the $2.1 million in funds estimated as necessary to consummate the Reverse Stock Split. The Company has distributed Offering Memoranda relating to this financing to a number of financial institutions, and anticipates receiving a term sheet from one or more of such institutions relating to this financing by the middle of September, 1998. SPP will be paid a fee equal to 1.5% of the principal amount of any Senior Debt or Senior Debt Facilities raised, plus reasonable out-of-pocket costs. This fee is currently estimated at $210,000.

            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

         The following table sets forth as of September 1, 1998, the number of shares of Common Stock owned and the percentage of Common Stock owned before and after the Effective Date of the Reverse Stock Split for each of the following persons: (i) each person who, to the knowledge of the Company, beneficially owns more than 5% of the outstanding Common Stock; (ii) each director and executive officer; and (iii) all officers and directors as a group. Unless otherwise noted, all addresses are c/o Thermwood Corporation, P.O. Box 436, Buffaloville Road, Dale, Indiana 47523.


                                                          Percentage of                               Percentage of
                                        Shares            Total Shares          Shares Owned           Total Shares
                                       Owned at          Owned Prior to          Following           Owned Following
      Names and Addresses            September 1,         Reverse Stock        Reverse Stock          Reverse Stock
    of Beneficial Owners (1)             1998              Split (11)            Split (12)             Split (12)
    ------------------------             ----              ----------            ----------             ----------
Kenneth J. Susnjara (2)                  411,400 (3)         25.86%                  7                    58.33%

Edgar Mulzer                             218,052 (4)         15.03%                  5                    41.67%
401 10th Street
Tell City, IN  47586

Peter N. Lalos                            22,000 (5)            *                   -0-                    ---
14312 Darnestown Rd.
Gaithersburg, MD 20878

Linda S. Susnjara (2)                    411,400 (3)         25.86%                  7                     ---

Lee Ray Olinger                              400 (6)            *                   -0-                    ---
c/o First Bank of
Huntingburg
4th and Main Street
Huntingburg, IN  47542

Michael P. Hardesty                        8,400 (7)            *                   -0-                    ---

Rebecca F. Fuller                          2,600 (8)            *                   -0-                    ---

David J. Hildenbrand                       6,600 (9)            *                   -0-                    ---

Richard A. Kasten                                950            *                   -0-                    ---

Donald L. Ubelhor                         6,000 (10)            *                   -0-                    ---

All Officers and Directors                   676,402         40.89%                  12                    100%
as a Group (10 persons)

*     Less than 1%.

(1) Except as otherwise noted, all shares are beneficially owned and the sole voting and investment power is held by the persons indicated.

(2) Mr. and Mrs. Susnjara may each be deemed to be a beneficial owners of the Company's securities owned by the other because of their marital relationship. Accordingly, the shares shown as beneficially owned by Mr. Susnjara are identical to the shares shown beneficially owned by Mrs. Susnjara.

(3) Includes 10,000 shares of subject to options granted under the Incentive Plan, 20,000 shares subject to options granted under the Non-Qualified Plan, and 120,000 shares subject to Stock Option Agreements with the Company (which options are expected to be canceled on the Effective Date of the Reverse Stock Split if the Amendment is approved).

(4)      Includes   10,000   shares   subject  to  options   granted  under  the
         Non-Qualified Plan.

(5) Includes shares subject to debentures presently convertible into 4,000 shares of Common Stock and 10,000 shares subject to options granted under the Non-Qualified Plan.

(6)      Includes 400 shares held by Mr. Olinger's wife.

(7)      Includes  8,000 shares  subject to options  granted under the Incentive
         Plan.

(8)      Includes  2,000 shares  subject to options  granted under the Incentive
         Plan.

(9)      Includes  5,400 shares  subject to options  granted under the Incentive
         Plan.

(10)     Includes  5,600 shares  subject to options  granted under the Incentive
         Plan.

(11) Calculated pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act, and based on 1,441,106 shares outstanding as of September 1, 1998.

(12)     Based on the Company's review of available shareholder records.

                                OTHER INFORMATION

      Family Relationships. Linda S. Susnjara and Kenneth J. Susnjara are husband and wife. There is no other family relationship among any of the directors or executive officers of the Company.

      Arrangements with AAI. Linda S. Susnjara and Kenneth J. Susnjara are the owners of Automation Associates Incorporated ("AAI"), a dealer of the Company's industrial products. The agreement between the Company and AAI contains the same terms and conditions as do the Company's agreements with its other dealers. The Company paid AAI $447,667 in commissions during the 1997 fiscal year for assisting in effecting sales of approximately $2,575,000. This amount represents approximately 18% of the Company's gross sales for fiscal year 1997. AAI also leases space from the Company at what management believes is a fair market rate. Rental payments were $6,400 during the 1997 fiscal year. Management believes that the terms of the transactions between the Company and AAI are as fair as those which the Company would have obtained if these transactions had been effected with independent third parties. These transactions were approved by a majority of the disinterested directors.


                           DESCRIPTION OF COMMON STOCK

      Each holder of shares of Common Stock is entitled to one vote per share upon each proposal or matter presented at any meeting of shareholders and is entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of shares are entitled to receive pro rata all assets available for distribution to holders of Common Stock.

      If the Amendment is approved and the Reverse Stock Split takes place, the terms, rights and preferences of the Common Stock will be unchanged.


                            MANAGEMENT OF THE COMPANY

      The executive officers and directors of the Company are as follows (unless otherwise indicated, the business address of each of the persons listed below is at the Company's principal executive officers and each of such persons is a citizen of the United States of America):

Name                        Age          Position

Kenneth J. Susnjara (1)     51     Chairman of the Board, President and Director

Linda S. Susnjara (1)       49     Secretary and Director

Michael P. Hardesty         44     Vice President of Engineering

Rebecca F. Fuller           48     Treasurer

David J. Hildenbrand        41     Vice President of Sales

Richard Kasten              46     Vice President of Technical Services

Donald Ubelhor              41     Vice President of Manufacturing

Peter N. Lalos              64     Director

Edgar Mulzer                80     Director

Lee Ray Olinger             71     Director

---------------
(1)      Mr. and Mrs. Susnjara are husband and wife.

         Mr. Susnjara co-founded the Company in 1969 and has been a director since inception and Chairman, President and Chief Executive Officer since 1971. He also served as Treasurer prior to March 1979 and again from October 1983 to June 1985. He has devoted his full time to the Company's business except for a brief period in 1985 when he acted as a distributor for the Company. Mr. Susnjara is the author of a book on industrial robotics entitled A Manager's Guide to Industrial Robotics and a book on furniture manufacturing titled Furniture Manufacturing in the New Millennium.

         Mrs. Susnjara has been a director of the Company since 1985 and Secretary since 1989. She is and has been since 1985 the President of AAI, a dealer of the Company's industrial products. Mrs. Susnjara is not active in the Company's business.

         Mr. Hardesty has been the Company's Vice President of Engineering since August 1988. He joined the Company in 1975 and was employed first as a project engineer, then project manager and then general manager until July 1980 when he was promoted to Vice President of Operations. He served in that capacity until May 1985 when he became Vice President of the Machining Products Division, a position he held until assuming his current position in 1988.

         Mrs. Fuller joined the Company in 1981 and was promoted to accounting manager in 1983 and controller in 1985. She assumed her current position as Treasurer in July 1993.

         Mr. Hildenbrand became a Vice President of the Company in August, 1988. Previously, he had been employed by the Company in various technician and sales manager positions since 1977. He has also been a director of Thermwood (Europe) Ltd. since July, 1996.

         Mr. Kasten became a Vice President in December, 1993. Previously, he had been employed by the Company as a manager of applications since 1990.

         Mr. Ubelhor became Vice President of Manufacturing in August, 1997. Previously, he had been the Company's Production Manager since 1993.

         Mr. Lalos has been engaged in the private practice of law in Washington D.C. since 1961 and is the senior partner in the law firm of Lalos & Keegan. He served as Secretary of the Company from September 1981 until December 1989 and as a director from April 1981 until July 1986. He was reelected to the Board of Directors in December, 1989.

         Mr. Mulzer was Chairman of the Board of The Dale State Bank, a commercial bank in Dale, Indiana, from 1970 through 1993. Mr. Mulzer is currently retired. He became a director of the Company in September 1974 and has served continuously in that capacity to the present.

         Mr. Olinger has been a director since December, 1989. He has been a director since 1949 and Chairman of the Board since 1986 of First Bank of Huntingburg, a commercial bank in Huntingburg, Indiana.

                       SELECTED HISTORICAL FINANCIAL DATA

         The following table summarizes certain historical financial data which have been derived from the audited consolidated financial statements of the Company for each of the years in the five-year period ended July 31, 1997 and the unaudited consolidated financial statements for the nine-month periods ended April 30, 1998 and 1997. Per share numbers and weighted average number of shares have been adjusted to reflect the Company's 1-for-5 reverse stock split effective January 5, 1998. For additional information, see "Financial Statements of the Company," commencing on page F-1.

Selected Statement of Operations Data                         (in thousands except per share data)

                               Nine Months Ended April 30,                 Fiscal Year Ended July 31,
                                 1998                1997        1997       1996        1995      1994       1993
                                 ----                ----        ----       ----        ----      ----       ----

Sales, less commissions       $   15,960          $  12,192   $  17,779   $  12,636   $  12,314  $  9,985  $  10,825
Gross profit                       6,473              4,764       6,906       4,925       4,786     3,579      2,173
Earnings before income
   taxes                           1,780              1,417       2,055       1,174       1,140       136     (1,394)
Earnings (loss) from
   continuing operations           1,061                866       1,236       2,334       2,350       136     (1,394)
Net earnings (loss)           $    1,061          $     866   $   1,236   $   2,334   $   2,350  $    208  $  (1,360)
                              ==========          =========   =========   =========   =========  ========  ==========

Net earnings (loss) per share:
       Basic                  $     0.72          $    0.49   $   0.69    $    1.56   $    1.91  $  0.00   $(1.35)
       Diluted                $     0.68          $    0.48   $   0.69    $    1.45   $    1.49  $  0.00   $(1.35)

Weighted average number of shares:
    Basic                          1,421              1,327       1,385       1,284       1,037     1,030      1,011
    Diluted                        1,510              1,429       1,447       1,437       1,451     1,030      1,011
Cash dividends declared
    per common share          $        0          $       0   $       0   $       0   $       0  $      0  $       0


Selected Balance Sheet Data                          (in thousands except per share data)

                               April 30,                                   July 31,
                                1998             1997         1996         1995      1994       1993
                                ----             ----         ----         ----      ----       ----

Total assets                  $   13,427       $ 11,273     $   8,766   $   7,527  $  5,418  $   6,928
Working capital                    5,909          5,080         3,791       2,811     1,706      1,291
Long-term obligations              2,621            285           709       1,870     1,862      5,711
Shareholders' equity
   (deficit)                       5,687          7,087         6,275       3,437     1,456     (1,985)

Book value per share          $     3.98       $   5.06     $    4.80    $   3.37   $  1.41     $(2.04)
Ratio of earnings to
    fixed charges                  11.79          24.14          9.44        4.53      1.30        N/A(1)


(1) The pretax loss from continuing operations resulted in a fixed charge coverage deficiency of $1,394,238.

Recent Financial Developments

     The following tables set forth certain summary financial information for the Company at July 31, 1998 and July 31, 1997, and for the three and twelve months ended July 31, 1998 and 1997. Per share information for periods ended July 31, 1997 has been adjusted to reflect the Company's 1-for-5 reverse stock split effective January 5, 1998.


Summary Statement of Operations Data                          (in thousands except per share data)

                                                       Fiscal Year Ended                       Quarter Ended
                                                              July 31,                               July 31,
                                                     1998              1997                  1998              1997
                                                     ----              ----                  ----              ----
                                                  (unaudited)                                     (unaudited)
Sales, less commissions                          $    21,884      $   17,779              $ 5,924           $ 6,123
Gross profit                                           8,993           6,906                2,521             2,662
Earnings before income taxes                           2,445           2,055                  665               638
Net earnings                                           1,475           1,236                  414               370
Net earnings per share
         Basic                                   $      1.00       $     .69              $   .29           $   .30
         Diluted                                 $       .89       $     .69              $   .26           $   .25


Summary Balance Sheet Data                   (in thousands)

                                    July 31,                 July 31,
                                     1998                     1997
                                 (unaudited)
Total assets                  $     11,920                $  11,273
Shareholders' equity                 6,102                    7,087

         Net sales for fiscal year 1998 increased by $4.1 million or 23% from fiscal year 1997. However, backlog at July 31, 1998 was approximately $1 million lower than at July 31, 1997. Management attributes the decreased level of orders at July 31, 1998 to a slowdown in capital purchasing because of a slower economy. Also, traditionally sales are slower before the International Woodworking Fair, a furniture industry trade show, which was held in August. Sales generally increase a month or two after the show. Gross profit for fiscal year 1997 was 39% of net sales compared to 41% of net sales for fiscal year 1998. In the current year, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously finished outside the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Years Ended July 31, 1997, 1996 and 1995

         Results of Operations. Net sales for fiscal year 1997 were $17,779,415, an increase of 41% from fiscal year 1996, and a 44% increase from fiscal year 1995. European sales for the first year in operation were $1,035,484, or approximately 6% of total net sales. Machine sales consisted of $16,420,313, or 82% of total gross sales. Technical services were $3,660,548, or 18% of total gross sales. Backlog increased to $4,080,000 at July 31, 1997 from $1,630,000 at July 31, 1996. Management attributes the increased level of orders at July 31, 1997 to a better market share because of lower prices and a good market due to sustained economic growth in the United States.

         Gross profit for fiscal year 1997 was $6,905,916, or 38.84% of net sales. The percentage of current year gross profit to net sales has decreased slightly from last year's 38.97% and 38.86% for 1995. Gross profit for the European operations was $374,021, or 36.12% of net European sales. In the current year, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously finished outside the Company. However, the total gross profit was lower than the two prior years because of the lower gross profit of the European sales. Management expects the first quarter of fiscal year 1998 to reflect higher margins due to generally higher margins on newly designed products and better production efficiency due to a more experienced work force, and improved manufacturing processes. Although management anticipates that gross profit percentages from operations should continue to improve during 1998, no assurance to this effect can be given.

         Research and development, marketing, administrative and general expenses were $4,794,563 in fiscal year 1997, compared to $3,638,536 in 1996 and $3,315,904 in 1995. Research and development expenditures aggregating $216,000 in 1997, versus $284,000 in 1996 and $246,000 in 1995 are included in the foregoing amounts. In management's opinion, with its new products and experienced work force the Company can continue to take advantage of the favorable economic conditions.

         The major portion of the increased research and development, marketing and administrative and general expenses from 1995 to 1997 was attributable to European operations which did not exist in fiscal year 1996. These expenses amounted to $570,000, or approximately 12% of total expenses in fiscal year 1997. Increased wages and benefits and increased advertising and marketing efforts also contributed to the higher level of expenses.

         Interest expense for fiscal year 1997 was $75,686, a decrease of $42,913 from 1996 and a decrease of $219,239 from 1995. The steady decrease from prior years is primarily due to the conversion of 12% convertible debentures to common stock during fiscal years 1997 and 1996.

         Operating income for fiscal year 1997 was $2,111,353 compared to operating income of $1,286,817 and $1,470,333 in 1996 and 1995, respectively. The increase in operating income in 1997 over 1996 resulted primarily from increased sales. The European operations had an operating loss of $195,971. Fiscal year 1997 net earnings were $1,235,824, compared to net earnings of $2,334,428 and $2,349,794 in 1996 and 1995, respectively. Deferred tax benefits of $1,178,000 and $1,236,000 recognized in 1996 and 1995, respectively, contributed to increases in those years. This benefit primarily resulted from a reduction in a deferred tax asset valuation allowance based on management's expectation that future earnings would more likely than not allow for realization of deferred tax assets including utilization of net operating loss carryforwards. As the deferred tax valuation allowance was eliminated prior to fiscal year 1997, income tax expense was provided on all 1997 earnings. Federal income tax expense for fiscal year 1997 was $786,000, compared to income tax benefits of $1,064,000 and $1,110,000 for fiscal years ended July 31, 1996 and 1995, respectively.

         The Company has federal income tax net operating loss carryforwards of approximately $4,896,000 which expire in the years 1998 through 2009. It also has other tax credits of lesser value which appear in Note I of Notes to Financial Statements.

         Liquidity and Capital Resources. At July 31, 1997 the Company's working capital was $5,080,310 compared to $3,790,586 at July 31, 1996. This increase was primarily due to increased sales and accounts receivable. The increase in accounts receivable was due to increased sales in the fourth quarter. Inventories also increased, primarily due to in-house processing of components previously purchased completely fabricated. The increase in inventory levels, however, also contributed to increased accounts payable.

         Management believes that the focus on marketing, sale and manufacture of standard machines at the lowest possible price has been a major factor in the increased market share, margins and profitability.

         The Company had a positive cash flow from operating activities for the 1997 fiscal year in the amount of $1,791,778. Net earnings of $1,235,824, along with the add back of other non-cash expenses such as depreciation and amortization of $338,274, and an increase in accounts payable and customer deposits contributed to a positive cash flow. However, an increase in inventories and accounts receivable used cash resources.

         During the 1997 fiscal year, the Company's investing activities were primarily for remodeling engineering and supervisors' offices, replacement of computer equipment and the retrofitting of production equipment with Thermwood Controls. Expenditures for fixed assets in the 1998 fiscal year are anticipated to be for normal replacements and purchases of labor-saving equipment for production. The Company also has plans for expansion of the production area to increase efficiency and capacity due to an anticipated increased level of sales.

         Principal payments on lease obligations during the 1997 fiscal year were for leased office equipment. Cash flows from financing activities included $285,204 of dividend payments on preferred stock and redemption of $550,800 of preferred stock.

Nine Months Ended April 30, 1998 Compared to Nine Months Ended April 30, 1997

         Results of Operations. Net sales for the quarter ended April 30, 1998 were $6,101,645 an increase of 38.5% from the third quarter net sales in fiscal 1997 and an increase of 20.7% over the second quarter of fiscal year 1998. Net sales for the nine months of the current fiscal year were $15,959,851, an increase of $3,768,187, or 30.9%, from last year's nine-month period.

         Gross profit for the current quarter was $2,579,781, an increase of 59.1% from the third quarter last year and an increase of 39.4% from the second quarter of fiscal year 1998. Gross profit for the nine months needed April 30, 1998 was an increase of $1,709,186, or 35.9%, over the same period of fiscal year 1997. Gross profit as a percentage of net sales was 42.3% for the third quarter of fiscal year 1998 compared to 36.8% for the third quarter of 1997 and 36.6% during the second quarter of fiscal year 1998 and increased from 39.1% to 40.6% for the nine-month periods ended April 30, 1997 and 1998, respectively.

         The higher gross profit for the third quarter of fiscal 1998 was reduced by research and development, marketing and administrative and general and interest costs and other income to result in earnings before income taxes of $836,283, an improvement of $424,842 over a profit of $411,441 for the same period in fiscal year 1997. The cost of sales increase of 26.6% from the third quarter of fiscal year 1997 was due primarily to proportionately higher net sales for the same period and was actually less proportionately than the 38.5% sales increase over the same period of fiscal year 1997. Earnings before income taxes for the nine-month period of fiscal year 1998 were $1,779,578, or a 25.6% increase over the same period for fiscal year 1997. Cost of sales also increased 27.7% during the nine-month period ending April 30, 1998, again below the 30.9% increase in sales for the same period.

         Research and development, marketing and administrative and general expense for the third quarter of fiscal year 1998 increased approximately 40.8% from the third quarter of fiscal year 1997 and increased approximately 38.6% for the nine-month period ended April 30, 1998, compared to the same period in fiscal year 1997. The year-to-date increase is due primarily to increases in salaries and bonuses based upon profitability.

         European operations contributed 7% of total sales in fiscal year 1998, or $1,175,916 compared to 4% of total sales, or $535,112 in fiscal year 1997. This was a 120% increase in European sales over fiscal year 1997. Research and development, marketing and administrative and general expenses for the European operations were approximately 14% of the total for the Company and an increase of $371,000, or 134% over fiscal year 1997.

         Interest expense in the third quarter of fiscal year 1998 was $72,810, an increase of approximately $56,000 over $16,734 for the same quarter last year and an increase of approximately $11,000 from the second quarter of fiscal year 1998. For the nine-month period ended April 30, 1998 interest expense was $160,069 compared to $70,030 for the same period of fiscal year 1997, an increase of approximately $90,000. This higher level of interest is due primarily to the loan from a bank for the repurchase of the preferred stock and for expansion of production facilities. Interest on the convertible debentures for the quarter ended April 30, 1998 was approximately $5,000 compared to approximately $16,000 for the same period in fiscal year 1997. The remaining balance of debentures is approximately $170,000, net of unamortized discount, at April 30, 1998.

         The net earnings in the third quarter of fiscal year 1998 were $491,954, an increase of 94% over the third quarter of fiscal year 1997. For the nine-month period ended April 30, 1998, net earnings were $1,060,882, a 22.6% increase over the $865,680 net earnings for the nine-month period ended April
30. Income taxes of $718,696 were accrued for the nine months ended April 30, 1998 compared to $550,901 accrued for the same period in 1997.

         Liquidity and Capital Resources. At April 30, 1998, the Company's working capital was $5,908,730 compared to $5,080,310 at July 31, 1997. This increase was due primarily to increases in inventory. The Company is now purchasing bulk quantities of raw materials in order to produce many components, which were previously purchased already machined, thus increasing work-in-process inventory. Increased inventories were the result of a slower turnover rate because of the processing time for work-in-process inventories.

         An increase in backlog of approximately $360,000 from the $4,080,000 at July 31, 1997 contributed to increased raw material and work-in-process inventories. Increased inventories contributed to the increase in working capital by approximately $1,360,000. Inventory levels were increased to support the backlog covering the shorter production period and faster turnaround demanded by customers.

         Backlog increased during the third fiscal quarter ended April 30, 1998 to $4,440,000 compared to approximately $3,800,000 both at the end of the preceding quarter and also for the quarter ended April 30, 1997. Accounts receivable also increased approximately $1,300,000 while accounts payable and customer deposits increased approximately $140,000 and $800,000, respectively, from July, 1997 due to higher sales levels.

     Shareholders' equity decreased from $7,087,313 at July 31, 1997 to $5,687,096 in the nine month period ended April 30, 1998. A total of 24,000 shares of common stock at a price of $5 per share were issued upon conversion of 12% debentures during the nine months ended April 30, 1998 for an increase to shareholders' equity in the amount of $106,926, net of discount and issuance costs. In the first nine months of fiscal 1997, 81,000 shares were added to common stock at a net amount of $357,980.

         The Company has repurchased the balance of 738,000 shares of preferred stock for $2,546,320 for the nine months ended April 30, 1998 and entered into a line of credit with a bank in the amount $3.5 million. This transaction enabled the Company to take clear title to its land and building which were connected to a lease agreement with the related party who held the preferred stock. This then enabled the Company to proceed with an expansion of its production facilities of 20,000 square feet. For the same period in fiscal year 1997, the Company redeemed 119,200 shares of the preferred stock at $3.40.

                                   LITIGATION

         The Company is not named as a plaintiff in any litigation. The Company is named as a defendant in one suit relating to a product warranty. Management is of the opinion that such suit is incidental to the business of the Company and the ultimate disposition thereof will not have a material adverse effect on the Company's financial position or results of operations.


                     MARKET FOR THE COMMON STOCK; DIVIDENDS

Market Information

         The Company's Common Stock is traded on AMEX and PSEX. The following table sets forth the high and low sales prices per share (adjusted to reflect the Company's 1-for-5 Reverse Stock Split in January, 1998) as reported on AMEX.

                                     High          Low

Fiscal 1998:      Fourth Quarter     $10.06       $7.50
                  Third Quarter      $ 9.12       $7.50
                  Second Quarter     $13.10       $9.05
                  First Quarter      $14.05       $9.70

Fiscal 1997:      Fourth Quarter     $10.00       $7.50
                  Third Quarter      $10.00       $7.50
                  Second Quarter     $10.60       $6.90
                  First Quarter      $11.90       $9.70


         On the Record Date, the high and low sales price per share of Common Stock was $____.

         The Company publicly announced the $11.00 per share price which would be paid in lieu of fractional shares in the Reverse Stock Split on August 18, 1998. On August 17, 1998, the last trading day before the announcement of the Reverse Stock Split, the high and low price for shares of Common Stock, as reported on AMEX, were both $8.25.

Transaction in Common Stock

         The Company has not purchased any shares of Common Stock during the last three fiscal years. Neither the Company nor any of its affiliates, directors or executive officers has purchased or sold any Common Stock in the last sixty days, except that Kenneth J. Susnjara converted Debentures into 10,000 shares of Common Stock on August 27, 1998.

Dividends

         The Company has never paid dividends on its Common Stock. The current policy of the Board of Directors is to retain earnings, if any, to finance the operation of the Company's business. If the Reverse Stock Split is effected, the Company expects to elect S corporation status. After such election, the Board of Directors expects to declare annual distributions of income or dividends in such amounts as it deems appropriate. Such distributions are likely to be in amounts at least equal to the taxes on Company income which the shareholders will be required to pay.

                              SHAREHOLDER PROPOSALS

         A shareholder proposal which is intended to be presented at the next annual meeting of shareholders must be received by the Company at its principal executive offices, whose mailing address is P.O. Box 436, One Buffaloville Road, Dale, Indiana 47523 no later than September 15, 1998, if it is to be included in any proxy solicitation material mailed by the Company. In addition, if a shareholder intends to present a proposal at the next annual meeting without including the proposal in the proxy materials related to that meeting, and if the proposal is not received by the Company by October 4, 1998, then the proxies designated by the Board of Directors for the next annual meeting may vote in their discretion on any such proposal any shares for which they have been appointed proxies without mention of such matter in the proxy statement or on the proxy card for such meeting. If the Company has effected the Reverse Stock Split and terminated the Registration of the Common Stock under the 1934 Act prior to its next annual meeting of shareholders, it will no longer be subject to the proxy solicitation rules in the 1934 Act with respect to that meeting.

                             INDEPENDENT ACCOUNTANTS

         Representatives  of  KPMG  Peat  Marwick,  the  Company's   independent
accountants for the last and current fiscal year, are not expected to be at the Special Meeting.


                             ADDITIONAL INFORMATION

         The Company files periodic reports, proxy statements and other information with the Commission under the 1934 Act relating to its business, financial condition and other matters. The Company has filed a Schedule 13E-3 with the Commission in connection with the proposed Reverse Stock Split. This Proxy Statement does not contain all of the information set forth in the
Schedule 13E-3, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The Schedule 13E-3, including exhibits and other filings made by the Company as described above, may be inspected without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 75 Park Place, Room 1228, New York, New York, 10007; Room 1204, Everett McKinley Dirkson Building, 219 South Dearborn Street, Chicago, Illinois 60604; and Museum Square Building, Suite 500 East, 5757 Wilshire Boulevard, Los Angeles, California, 90036. Copies of such materials can also be obtained by mail, upon payment of the Commission's prescribed rates, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials are also available from the Commission's Internet site, www.seg.gov. The Schedule 13E-3 is also available for inspection and copying at the principal executive offices of the Company, during normal business hours, at One Buffaloville Road, Dale, Indiana 47523.

                                    EXPENSES

         The following is an estimate of the costs and expenses incurred or expected to be incurred by the Company in connection with the Reverse Stock Split. Amounts shown below exclude the cost of paying for fractional shares after the Reverse Stock Split is effected. Final costs and expenses of the transaction may be more or less than the estimates shown below.

   Legal fees                                              $     55,000
   Transfer and exchange agent fees                               5,000
   Fees for valuation                                            25,000
   Printing and mailing costs                                    15,000
   Fees for advisor on financing                                210,000
   Counsel fees and other expenses of financing                  30,000
   Proxy solicitation costs                                      25,000
   Commission filing fees                                         2,200
   Accounting fees                                               30,000
                                                                 ------

   Total                                                   $    397,200

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                     OF THERMWOOD CORPORATION AND SUBSIDIARY

Report of KPMG Peat Marwick LLP                                              F-1

Consolidated Balance Sheets -- July 31 1997 and July 31, 1996                F-2

Consolidated Statements of Operations -- Years ended                         F-4
July 31, 1997, 1996 and 1995

Consolidated Statements of Shareholders' Equity -- Years ended               F-5
July 31, 1997, 1996 and 1995

Consolidated Statements of Cash Flows -- Years ended                         F-7
July 31, 1997, 1996 and 1995

Notes to Consolidated Financial Statements (fiscal years)                    F-9


Unaudited Interim Financial Information
---------------------------------------

Consolidated Statements of Operations --                                    F-22
Three and nine months ended April 30, 1998 and 1997

Consolidated Balance Sheets -- April 30, 1998 and July 31, 1997             F-24

Consolidated Statements of Cash Flows -- Nine months                        F-26
ended April 30, 1998 and 1997

Notes to Consolidated Financial Statements (interim financials)             F-28

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Thermwood Corporation:

     We have audited the accompanying consolidated balance sheets of Thermwood Corporation and subsidiary as of July 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermwood Corporation as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1997, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Indianapolis, Indiana
September 12, 1997, except as to Note L which is as of October 7, 1997, and Note M which is as of January 5, 1998

                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                          July 31
                                                   1997               1996
                                              -------------------------------
Assets

Current Assets

Cash                                          $    512,480       $     18,995
Accounts receivable, less allowance for
   doubtful accounts of $25,000 for 1997
   and 1996                                      1,802,569            812,540
   Inventories                                   4,618,001          3,329,337
   Deferred income taxes                         1,676,000          1,073,000
   Prepaid expenses                                372,287            339,015
                                              ------------       ------------

         Total Current Assets                    8,981,337          5,572,887
                                              ------------       ------------

Property and Equipment

   Land                                             73,260             73,260
   Buildings and improvements                    1,352,059          1,235,621
   Furniture and equipment                       2,768,255          2,331,461
   Construction in progress                          6,257            168,140
      Less accumulated depreciation
        and amortization                        (2,375,826)        (2,115,795)
                                              ------------       ------------

         Net Property and Equipment              1,824,005          1,692,687
                                              ------------       ------------

Other Assets

   Patents, trademarks and other                   133,026            131,899
   Bond issuance costs less
      accumulated amortization                       8,665             27,817
   Deferred income taxes                           326,000          1,341,000
                                              ------------       ------------

         Total Other Assets                        467,691          1,500,716
                                              ------------       ------------

Total Assets                                  $ 11,273,033       $  8,766,290
                                              ============       ============

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS



                                                                  July 31
                                                           1997               1996
                                                     --------------------------------
Liabilities and Shareholders' Equity

Current Liabilities

   Accounts payable                                   $  1,375,005       $    694,603
   Accrued compensation and payroll taxes                  582,652            349,136
   Customer deposits                                       907,110            494,009
   Other accrued liabilities                             1,028,505            238,288
   Current portion of capital lease obligations              7,755              6,264
                                                      ------------       ------------

         Total Current Liabilities                       3,901,027          1,782,300
                                                      ------------       ------------

Long-Term Liabilities, Less Current Portion

   Capital lease obligations                                 5,918             15,474
   Bonds payable, net of unamortized discount of
     $22,225 for 1997 and $69,721 for 1996                 278,775            693,279
                                                      ------------       ------------

         Total Long-Term Liabilities                       284,693            708,753
                                                      ------------       ------------

Shareholders' Equity

   Preferred stock, no par value,2,000,000shares
     authorized,1,000,000shares
     issued and 738,000 and 900,000 shares
     outstanding for 1997 and 1996, respectively         2,546,320          3,097,120
   Common stock, no par value, 4,000,000
     shares authorized, 1,400,109 and
     1,307,709 shares issued and outstanding
     for 1997 and 1996, respectively                    10,599,285         10,190,404
     Accumulated deficit                                (6,033,542)        (6,984,162)
                                                      ------------       ------------
                                                         7,112,063          6,303,362
     Less subscriptions receivable                          24,750             28,125
                                                      ------------       ------------

         Total Shareholders' Equity                      7,087,313          6,275,237
                                                      ------------       ------------

Total Liabilities and Shareholder's Equity            $ 11,273,033       $  8,766,290
                                                      ============       ============

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                         Years Ended July 31
                                                      1997                    1996                   1995
                                               ----------------------------------------------------------
Sales
   Machine sales                                 $     16,420,313        $    10,966,096      $     11,042,793
   Technical services                                   3,660,548              3,298,567             2,785,525
                                                 ----------------        ---------------      ----------------
                                                       20,080,861             14,264,663            13,828,318
   Less commissions                                     2,301,446              1,628,172             1,514,047
                                                 ----------------        ---------------      ----------------

Net Sales                                              17,779,415             12,636,491            12,314,271

Cost of Sales
   Machines                                             8,841,911              5,577,272             5,951,699
   Technical services                                   2,031,588              2,133,866             1,576,335
                                                 ----------------        ---------------      ----------------

Total Cost of Sales                                    10,873,499              7,711,138             7,528,034
                                                 ----------------        ---------------      ----------------

Gross Profit                                            6,905,916              4,925,353             4,786,237

Research and development,
   marketing, administrative
   and general expenses                                 4,794,563              3,638,536             3,315,904
                                                 ----------------        ---------------      ----------------

         Operating income                               2,111,353              1,286,817             1,470,333
                                                 ----------------        ---------------      ----------------

Other income (expense):
   Interest expense -
     related party                                              0                   (889)               (7,791)
   Interest expense - other                               (75,686)              (117,710)             (287,134)
   Other                                                   19,157                  6,210               (35,614)
                                                 ----------------        ---------------      ----------------

   Other expense, net                                     (56,529)              (112,389)             (330,539)
                                                 ------------------      -----------------    ----------------

Earnings before income taxes                            2,054,824              1,174,428             1,139,794
Income tax (expense) benefit                             (819,000)             1,160,000             1,210,000
                                                 ------------------      ---------------      ----------------

         Net earnings                            $      1,235,824        $     2,334,428      $      2,349,794
                                                 ================        ===============      ================


Net earnings applicable to
   common shareholders                           $        950,620        $     2,004,373      $      1,981,884
                                                 ================        ===============      ================

Earnings per share
     Primary                                     $           0.69        $         1.56       $          1.91
                                                 ================        ==============       ===============

     Assuming full dilution                      $           0.69        $         1.45       $          1.49
                                                 ================        ==============       ===============

Weighted average number of shares:
     Primary                                            1,385,120              1,284,220             1,037,430
     Assuming full dilution                             1,447,356              1,436,820             1,451,430

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




                                 Preferred Stock                      Common Stock
                                                                                    Subscriptions    Accumulated
                           Shares          Amount           Shares      Amount       Receivable         (Deficit)
                           ------          ------           ------      ------       ----------         ---------

Balances at
   July 31, 1994            1,000,000       $3,437,120      1,029,909     $8,988,897     $     0       $(10,970,419)

Preferred
   dividends paid                   0                0              0              0           0           (367,910)

Net earnings                 ________        _________       ________          _____     _____            2,349,794
                                                                                                     --------------

Balances at
   July 31, 1995            1,000,000       $3,437,120      1,029,909     $8,988,897     $     0        $(8,988,535)

   Preferred
     dividends paid                 0                0              0              0           0           (330,055)

   Redemption of
     preferred stock         (100,000)        (340,000)             0              0           0                  0

   Conversion of
     12% debentures,
     net of related
     bond issuance
     costs and unamor-
     tized discount                 0                0        261,400      1,115,507           0                  0

   Exercise of
     qualified stock
     options                        0                0         10,400         56,000     (28,125)                 0

   Exercise of other
     stock options                  0                0          6,000         30,000           0                  0

   Net earnings                     0                0              0              0           0           $2,334,428
                           ----------       ----------    -----------    -----------  ----------           ----------

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                   (continued)


                                 Preferred Stock                      Common Stock
                                                                                    Subscriptions    Accumulated
                           Shares          Amount           Shares      Amount       Receivable         (Deficit)
                           ------          ------           ------      ------       ----------         ---------

Balances at
   July 31, 1996              900,000       $3,097,120      1,307,709    $10,190,404  $   (28,125)   $   (6,984,162)

Subscriptions
   received                         0                0              0              0        3,375                 0

Preferred dividends
   paid                             0                0              0              0            0           (285,204)

Redemption of
   preferred stock            (162,000)        (550,800)            0              0            0                 0

Conversion of 12%
   debentures, net of
   related bond issuance
   costs and unamor-
   tized discount                    0                0        92,400        408,881            0                 0

Net earnings                         0                0             0              0            0         1,235,824
                           -----------      -----------   -----------    -----------  -----------         ---------

Balances at
   July 31, 1997               738,000     $  2,546,320     1,400,109   $ 10,599,285  $    (24,750)  $    (6,033,542)
                           ===========     ============   ===========   ============  =============  ================

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Years Ended July 31
                                           -----------------------------------------------
                                               1997              1996              1995
                                           -----------       -----------       -----------

Cash Flows from Operating Activities:

Net earnings                               $ 1,235,824       $ 2,334,428       $ 2,349,794
Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
     Depreciation and amortization             338,274           295,510           329,012
     Provision for inventories                       0            21,012            80,000
     Gain on disposal of equipment                   0           (15,625)           (1,850)
     Deferred income taxes                     412,000        (1,178,000)       (1,236,000)
     Changes in operating assets and
       liabilities:
       Accounts receivable                    (990,029)          369,060          (500,252)
       Inventories                          (1,288,664)         (341,402)         (244,890)
       Prepaid expenses and
          other assets                         (32,864)           41,151          (140,219)
       Accounts payable and
          other accrued expenses             1,704,136          (263,205)         (114,974)
       Customer deposits                       413,101          (148,350)          273,154
                                           -----------       -----------       -----------

Net cash provided by
   operating activities                      1,791,778         1,114,579           793,775
                                           -----------       -----------       -----------

Cash Flows from Investing Activities:

Proceeds from sale of equipment                      0            40,000             1,850
Purchases of patents, property
   and equipment                              (457,599)         (502,350)         (350,111)
                                           -----------       -----------       -----------

Net cash used by
   investing activities                       (457,599)         (462,350)         (348,261)
                                           -----------       -----------       -----------


                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (continued)



                                                     Years Ended July 31
                                           -----------------------------------------
                                              1997            1996            1995
                                           ---------       ---------       ---------

Cash Flows From Financing Activities:

Principal payments on
   lease obligations                          (8,065)        (31,598)        (76,767)
Redemption of preferred stock               (550,800)       (340,000)              0
Payment of dividends on
   preferred stock                          (285,204)       (330,055)       (367,910)
Proceeds from subscriptions
   receivable                                  3,375               0               0
Proceeds from exercise of
   stock options                                   0          57,875               0
                                           ---------       ---------       ---------

Need cash used by
   financing activities                     (840,694)       (643,778)       (444,677)
                                           ---------       ---------       ---------

Increase in cash                             493,485           8,451             837
Cash at beginning of year                     18,995          10,544           9,707
                                           ---------       ---------       ---------

Cash at end of year                        $ 512,480       $  18,995       $  10,544
                                           =========       =========       =========

See accompanying notes to consolidated financial statements.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

         The consolidated financial statements include the accounts of Thermwood Corporation and its wholly-owned subsidiary, Thermwood Europe Limited, a United Kingdom company. The term "Company" refers to the consolidated operations of Thermwood Corporation and its subsidiary.

         The Company operates within a single business segment called industrial automation equipment, and manufactures high technology machining systems. The Company sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. Three dealers accounted for approximately 42% of the Company's business. The loss of any large dealer could have a materially adverse effect on the Company's business.

         The Company also offers a variety of technical services. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. The Technical Services Division also has responsibility for the quality control of the Company's industrial products during their manufacture. Technical services are marketed to current customers as well as to companies that purchase Thermwood equipment in the used market. Sales and service by the Technical Services Division in fiscal year 1997 amounted to approximately 18% of total sales.

         The Company's machining systems are utilized principally in the woodworking, plastics and boating industries. The Company is not dependent upon a single supplier or only a few suppliers.

Principles of Consolidation:

         All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates and Assumptions:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (continued)

Revenues and Warranties:

         The manufacturing process may extend over several months and advance cash deposits are normally required from customers. Sales are recorded when machines are shipped. Revenues of technical services are recognized when the service is performed. Estimated costs of product warranties are charged to cost of sales at the time of sale.

Inventories:

         Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment:

         Property and equipment are recorded at cost for assets purchased and at the present value of minimum lease payments for assets acquired under capital leases. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets, as shown below:

         Buildings and improvements                  10 to 30 years
         Equipment                                   3 to 10 years

         Depreciation expense for 1997, 1996 and 1995 was $304,716, $256,290 and $289,339, respectively.

Research and Development:

         Research and development costs are expenses as incurred. Expenditures for research and development were approximately $216,000, $284,000 and $246,000 during 1997, 1996 and 1995, respectively.

Customer Deposits:

         Customer deposits are recorded as a current liability with no offset against costs incurred on work-in-process. As of July 31, 1997, substantially all of the deposits had no incurred work-in-process cost.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (continued)

Earnings Per Share:

         Primary earnings per common and common equivalent share is based on net earnings less preferred stock dividend requirements and the weighted average number of common shares outstanding, adjusted for the incremental shares attributed to dilutive stock options and warrants using the treasury stock method.

         Earnings per share, assuming full dilution, is determined by dividing net earnings attributable to common shareholders, plus interest and amortization expense (net of income taxes) related to convertible debentures, by the sum of the weighted average number of common shares outstanding and the incremental shares attributed to dilutive common stock equivalents and the assumed conversion of the convertible debentures.

Income Taxes:

         Deferred tax assets and liabilities are recognized for the future as tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion or all of net deferred tax assets will not be realized.

Reclassifications:

         Certain amounts presented in prior years' financial statements have been reclassified to conform to the current year presentation.

NOTE B -- INVENTORIES:

Inventories at July 31 consist of:

                                       1997            1996
                                   ----------      ----------

              Finished goods       $  644,477      $  508,910
              Work-in-process       1,171,484         903,447
              Raw materials         2,802,040       1,916,980
                                   ----------      ----------
                                   $4,618,001      $3,329,337
                                   ==========      ==========

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C--LEASES:

         The Company has leased its production facilities and certain equipment, primarily from related parties. Amounts included in property and equipment at July 31 relating to capital leases are as follows:

                                                   1997              1996
                                               -----------       -----------

            Land                               $    73,260       $    73,260
            Building and improvements            1,171,778         1,171,778
            Furniture and equipment                266,929           266,929
                                               -----------       -----------
                                                 1,511,967         1,511,967
            Less accumulated amortization         (799,558)         (740,782)
                                               -----------       -----------
                                               $   712,409       $   771,185
                                               ===========       ===========

         Included in Land, Building and Improvements above are assets with a net book value of $533,928 and $696,454 at July 31, 1997 and 1996, respectively, leased from a director of the Company under a capital lease expiring in February, 2007. During fiscal year 1994, the obligation under this lease was converted to Preferred Stock (Note G). The Company has the option to purchase the assets under this lease at any time for a purchase price of $1,608,629 less the aggregate amount paid to the director for the redemption of the Series A Preferred Stock, which payments aggregated $890,800 through July 31, 1997.

Future minimum lease payments as of July 31, 1997 for all leases are as follows:

         Years ending July 31:                  Capital         Operating
                                                Leases            Leases

                  1998                        $      8,916      $      42,108
                  1999                               7,114             42,108
                  2000                                   0             42,108
                  2001                                   0             42,108
                  2002                                   0              1,200
                                              ------------      -------------

         Total minimum lease payments               16,030      $     169,632
                                                                =============
         Less amount representing interest
           (principally at 14%)                     (2,357)
                                              -------------

Present value of net minimum lease
         payments                             $      13,673
                                              =============


Total operating lease expense for 1997, 1996 and 1995 was $44,390, $18,130 and $18,315 respectively.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D -- BONDS PAYABLE:

         In 1993 the Company completed a public offering of 2,070 units totaling $2,070,000. Each unit consisted of one Convertible Debenture in the principal amount of $1,000, bearing interest at 12% per year, and 500 Redeemable Warrants. The bonds were issued at a discount of $254,573 which is being amortized using the interest method.

         The Debentures, which mature in February 2003, are convertible, unless previously redeemed, into shares of the Company's common stock at a price of $5.00 per share, subject to anti-dilutive adjustments. Interest is payable quarterly. The Company may, on 30 days written notice, and with the approval of the underwriter of the public offering, redeem the Debentures, in whole or in part, if the closing price of the Company's common stock for the immediately preceding 30 consecutive trading days equals or exceeds $12.50 per share. The redemption price will be 105% plus accrued interest through the date of redemption.

         During fiscal year ended July 31, 1997 holders tendered $462,000 of the debentures for conversion into 92,400 common shares.

         Each Warrant entitled the holder to purchase one share of common stock at a price of $15.00 per share, subject to anti-dilutive adjustments, through February 1996. The warrants expired on February 21, 1996.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E -- COMMON STOCK OPTIONS:

         The Company has both a qualified and a nonqualified stock option plan. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for these plans. Had compensation cost been determined based on the fair value at the grant date for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123 (FAS 123), the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:



                                               1997               1996
                                      -------------      -------------

Net Earnings

     As Reported                     $    1,235,824      $   2,334,428
     Pro Forma                            1,214,168          1,985,024

Primary Earnings Per Share
     As Reported                      $        0.69      $        1.56
     Pro Forma                                 0.69               1.35

Fully Diluted Earnings Per Share
     As Reported                               0.69               1.45
     Pro Forma                                 0.69               1.30

         The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. The Statement does not apply to awards granted prior to December 16, 1995. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal years 1997 and 1996: no dividend yield for both years; expected volatility of 56 percent and 72 percent for 1997 and 1996, respectively, risk-free interest rates of 6.2 percent and 6.6 percent for 1997 and 1996, respectively, expected lives of 10 years for all options except 5 years for options to purchase 120,000 shares granted in 1996.

         The Company reserved 80,000 shares of common stock for issuance under the qualified plan. Options to purchase 57,000 of the shares have been granted, 5,000 of which were granted during fiscal year 1997. None of these options were exercised during fiscal year 1997. As of July 31, 1997, 46,600 were exercisable. These options must be exercised within ten years of the grant date.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E -- COMMON STOCK OPTIONS:  (continued)

         The nonqualified plan provides for the issuance of options to purchase up to 70,000 shares of common stock of which options to purchase 40,000 shares were outstanding and exercisable as of July 31, 1997.

         Other options to purchase 140,000 shares have been granted by the Board of Directors, all of which were outstanding and exercisable as of July 31, 1997. An option to purchase 120,000 of these shares was granted to the President of the Company. The option extends through October 18, 1997 and permits the purchase of 60,000 shares at $15.00 per share and 60,000 at $30.00 per share.

         A 6,000 share option was granted to an employee at $5.00 per share and is exercisable through October 1997. Options for an additional 4,000 shares at $8.4375 per share were granted during fiscal year 1996 to a principal in a former public relations firm for the Company. The options are currently exercisable and extend through February, 2006. During fiscal year 1997 options for 10,000 shares were granted to another public relations firm. These options are exercisable as of July 31, 1997, 5,000 of which are exercisable at $12.50 per share and 5,000 at $25.00 per share and expire 30 days after termination of the service agreement between the Company and the firm.

A summary of common stock options for the years ended July 31 follows:


                                                  1997                   1996                     1995
                                          --------------------    ------------------      -------------------
                                                 Weighted               Weighted               Weighted
                                                 Average                Average                Average
                                                 Exercise               Exercise               Exercise
                                          Shares          Price     Shares       Price     Shares       Price

Outstanding at
    beginning of year                        211,600   $ 15.95       207,000   $ 24.25       208,950  $ 24.25

Granted                                       15,000   $ 14.75       151,000   $ 19.30             0        0

Canceled/expired                                   0         0       130,000   $ 35.05         1,950  $  8.15

Exercised                                          0         0        16,400   $  6.85             0        0
                                        ------------   -------   -----------  -------   -----------   -------

Outstanding at end
    of year                                  226,600   $ 15.90       211,600   $ 15.95       207,000  $ 24.25
                                        ============   =======       =======   ========      =======  =======

Exercisable at end of year                   226,600                 211,600                 207,000
                                        ============                 =======                 =======

Weighted average fair value of
    options granted during the year                    $6.90                  $3.75                     $  --
                                                       =====                  =====                     =====

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F -- SHAREHOLDERS' EQUITY:

    The Company is authorized to issue 2,000,000 shares of non-voting preferred stock, no par value Series A Preferred Stock, of which 1,000,000 shares were issued and 738,000 and 900,000 shares were outstanding at July 31, 1997 and 1996, respectively. All of these shares were issued to a director/shareholder in a conversion of debt transaction (Note G). The holders of Series A Preferred Stock are entitled to receive cumulative cash dividends out of the net profits of the Company at the rate of thirty-four cents ($0.34) per share per annum, payable monthly in equal installments within the first fifteen days of each month for the preceding month as directed by the Board of Directors of the Company. The Company has the right in its sole discretion to redeem the stock at any time at $3.40 per share. During fiscal years 1997 and 1996, 162,000 and 100,000 shares were redeemed by the Company for $550,800 and $340,000, respectively. In the event of the liquidation of the Company, the holders of the Series A Preferred Stock are entitled to receive $3.40 per share plus any unpaid cumulative and current dividends before payment to holders of shares of the Company's common stock.

NOTE G -- RELATED PARTY TRANSACTIONS:

    Director  and   shareholder  -  The  Company   leased  land,   building  and
improvements from a director/shareholder and a leasing company owned by this director. The net book value of these leased assets was $533,928 and $696,454 at July 31, 1997 and 1996, respectively. On November 18, 1993, the Company entered into an agreement with the director/shareholder, whereby approximately $3.4 million in long-term debt (including amounts due under capital leases) was converted to 1,000,000 shares of the Company's Series A Preferred Stock.

    Director and shareholder - A director and shareholder is a partner in the law firm retained as the Company's outside counsel. Total expenses for legal services from the firm were $76,699, $103,180 and $93,929 for 1997, 1996 The Company had accounts payable of $14,462 at July 31, 1997 relating to such legal services.

    President and secretary - The president and secretary of the Company who are husband and wife and are also directors of the Company, are the owners of a dealership which leases office space from and sells equipment for the Company. The Company primarily sells its machines directly to the purchaser within this dealer's region; however, sales may also be made directly to the dealer who in turn sells the machines to the purchaser. The agreement between the Company and the dealer is a standard agreement similar to other dealer agreements entered into by the Company.

    Rent income from the dealership was $6,800, $7,200 and $7,200 for 1997, 1996 and 1995, respectively. Sales commissions of $447,667, $349,584 and $578,298 were paid to the dealership during 1997, 1996, and 1995, respectively, for assisting in effecting sales.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I--INCOME TAXES:

The provisions for income taxes for the years ended July 31 consist of:


                                            1997              1996              1995
                                        -----------       -----------       -----------

Federal:

   Currently payable                    $  (407,000)      $   (18,000)      $   (26,000)
   Deferred (expense) benefit              (379,000)        1,082,000         1,136,000
                                        -----------       -----------       -----------

                                           (786,000)        1,064,000         1,110,000
                                        -----------       -----------       -----------

State:

   Currently payable                              0                 0                 0
   Deferred (expense) benefit               (33,000)           96,000           100,000
                                        -----------       -----------       -----------

                                            (33,000)           96,000           100,000
                                        -----------       -----------       -----------
Total income tax (expense) benefit      $  (819,000)      $ 1,160,000       $ 1,210,000
                                        ===========       ===========       ===========


A reconciliation of expected income taxes using an effective combined state and federal income tax rate of 37% and actual income taxes for the years ended July 31, follows:


                                         1997              1996              1995
                                      -----------       -----------       -----------

Net earnings before income taxes      $ 2,054,824       $ 1,174,428       $ 1,139,794
                                      ===========       ===========       ===========

Expected income tax expense           $  (760,000)      $  (435,000)      $  (422,000)
Utilization of net operating
   loss carryforwards                           0           119,000           474,000
Reduction in deferred tax asset
   valuation allowance                          0         1,480,000         1,163,000
Effect of non-deductible items:
   Meals and entertainment                (14,000)          (11,000)           (9,000)
Other                                     (45,000)            7,000             4,000
                                       -----------       -----------       -----------

   Total actual income tax
     (expense) benefit                $   (819,000)     $ 1,160,000       $ 1,210,000
                                       ===========      ===========       ===========

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I -- INCOME TAXES:  (continued)

The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at July 31 are as follows:



Deferred tax assets:                      1997            1996
                                      ----------      ----------

Inventory valuation                   $  246,000      $  248,000
Warranty reserves                         73,000          42,000
Net operating loss carryforwards       1,812,000       2,224,000
Other                                      3,000          90,000
                                      ----------      ----------

     Deferred tax assets               2,134,000       2,604,000
                                      ----------      ----------

Deferred tax liability:
     Property and equipment              132,000         190,000
                                      ----------      ----------

     Net deferred tax assets          $2,002,000      $2,414,000
                                      ==========      ==========


         During the fourth quarter of the fiscal year 1996, management adjusted the deferred tax asset valuation allowance based on its assessment as to the likelihood that future earnings would be sufficient to realize deferred tax assets, including net operating loss carryforwards.

         At July 31, 1997, the Company had the following carryforwards for tax purposes:

Operating loss carryforwards expiring in 2004 - 2009     $    4,896,000
General business credits expiring in 1998 - 2001         $       31,000

The  amount  of  such  loss   carryforwards  and  other  credits  available  for
utilization in any future year could be limited in the event of a change in ownership as defined by income tax laws.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J--ADDITIONAL INFORMATION:

Other accrued liabilities at July 31 consist of:

                           1997            1996
                        ----------      ----------

Property taxes          $   66,138      $   43,498
Income taxes               387,000               0
Accrued warranties         196,777         114,992
Other                      378,590          79,798
                        ----------      ----------
                        $1,028,505      $  238,288
                        ==========      ==========

Cash Flow Information:

         The Company paid cash for interest in the amount of $69,739, $146,810 and $280,123 during 1997, 1996 and 1995, respectively. The Company paid cash for income taxes in the amount of $30,000, $9,000 and $35,000 during 1997, 1996 and 1995, respectively.

Non-cash Investing and Financing Activities:

         During 1995 the Company entered into a lease for office equipment with an unrelated party and incurred a capital lease obligation of $31,929. During 1997 and 1996, bonds with face values of $462,000 and $1,307,000, respectively, were converted to 92,4,000 and 261,400 shares of common stock.

NOTE K -- PENSION AND PROFIT SHARING PLAN:

         The Company has a deferred income 401(k) savings plan for its employees. The Company matches 25% of employee contributions up to 3% of each employee's wages. Pension expense for 1997, 1996 and 1995 amounted to $35,840, $19,274 and $18,588, respectively. The Company also has a management profit sharing plan. Profit sharing expense amounted to $647,407, $384,390 and $423,037 for 1997, 1996 and 1995, respectively.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L -- SUBSEQUENT EVENTS:

         On October 7, 1997, the Company entered into a line of credit with a bank in the amount of $3.5 million. The balance of preferred stock in the amount of $2,546,320 was repurchased from the shareholder. This transaction enabled the Company to take clear title to its land and building. An expansion of 20,000 square feet to the production facilities was started and is expected to be completed in January, 1998. Management estimates the total cost of the expansion will be approximately $500,000.

NOTE M -- REVERSE STOCK SPLIT

         On December 18, 1997, the Board of Directors approved a 1-for-5 reverse stock split of the Company's common shares effective January 5, 1998. One new common share was issued for every five common shares held by shareholders of record on January 5, 1998. All common share and per share amounts in the accompanying financial statements have been restated to reflect the effects of the 1-for-5 reverse stock split.

               The financial statements which follow are unaudited.

                              THERMWOOD CORPORATION
                           CONSOLIDATED STATEMENTS OF
                                   OPERATIONS
                                   (Unaudited)



                                                       Three Months                       Nine Months
                                                          Ended                              Ended
                                                         April 30                         April 30
                                                -------------------------------  ---------------------------------
                                                     1998             1997             1998             1997
                                                -------------    ------------    ---------------   ---------------

Sales
   Machine sales                                $    5,170,143  $    4,141,185   $    14,637,831  $     11,293,060
   Technical sales                                   1,671,128         801,924         3,530,726         2,487,394
                                                --------------  --------------   ---------------  ----------------
                                                     6,841,271       4,943,109        18,168,557        13,780,454
   Less commissions                                    739,626         538,708         2,208,706         1,588,790
                                                --------------  --------------   ---------------  ----------------

Net Sales                                            6,101,645       4,404,401        15,959,851        12,191,664

Cost of Sales
   Machine sales                                     2,781,647       2,313,540         7,676,162         6,088,214
   Technical sales                                     740,217         469,146         1,810,972         1,339,919
                                                --------------  --------------   ---------------  ----------------

Total Cost of Sales                                  3,521,864       2,782,686         9,487,134         7,428,133
                                                --------------  --------------   ---------------  ----------------

   Gross Profit                                      2,579,781       1,621,715         6,472,717         4,763,531

Research and development,
   marketing, administrative
   and general expenses                              1,682,931       1,195,179         4,546,551         3,280,230
                                                --------------  --------------   ---------------  ----------------

Operating income                                       896,850         426,536         1,926,166         1,483,301
                                                --------------  --------------   ---------------  ----------------
Other income(expense):
   Interest expense                                    (72,810)        (16,734)         (160,069)          (70,030)
   Other                                                12,243           1,639            13,481             3,310
                                                --------------  --------------   ---------------  ----------------

   Other expense, net                                  (60,567)        (15,095)         (146,588)          (66,720)
                                                --------------  --------------   ---------------  ----------------

Earnings before income taxes                           836,283         411,441         1,779,578         1,416,581
   Income tax expense                                  344,329         157,847           718,696           550,901
                                                --------------  --------------   ---------------  ----------------

   Net earnings                                 $      491,954  $      253,594   $     1,060,882  $        865,680
                                                ==============  ==============   ===============  ================


                              THERMWOOD CORPORATION
                           CONSOLIDATED STATEMENTS OF
                                   OPERATIONS
                                   (Unaudited)
                                   (continued)



                                                       Three Months                         Nine Months
                                                          Ended                               Ended
                                                         April 30                            April 30
                                                -------------------------------  -------------------------------
                                                     1998             1997             1998             1997
                                                -------------    ------------    ---------------   -------------

Net earnings applicable to common:
  shareholders:
Earnings per common and common equivalent share:
   Basic                                        $        0.34   $        0.13    $         0.72    $        0.47
   Diluted                                               0.32            0.13              0.68             0.47

Weighted average number of shares
   Basic                                             1,430,109       1,387,509         1,421,087         1,387,509
   Diluted                                           1,519,434       1,477,164         1,510,412         1,477,164

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                                                                       April 30                  July 31
                                                                         1998                      1997
ASSETS
Current Assets
   Cash                                                       $            50,198        $         512,480
   Accounts receivable                                                  3,071,235                1,802,569
   Inventories                                                          5,975,490                4,618,001
   Deferred income taxes                                                1,676,000                1,676,000
   Prepaid expenses                                                       254,762                  372,287
                                                              -------------------        -----------------

        Total Current Assets                                           11,027,685                8,981,337
                                                              -------------------        -----------------

Property and Equipment (Net of Accumulated
   Depreciation)                                                        1,942,932                1,824,005
                                                              -------------------        -----------------

Other Assets
   Patents, trademarks and other                                          130,283                  141,691
   Deferred income taxes                                                  326,000                  326,000
                                                              -------------------        -----------------

        Total Other Assets                                                456,283                  467,691
                                                              -------------------        -----------------
              Total Assets                                    $        13,426,900        $      11,273,033
                                                              ===================        =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                     1,514,143                1,375,005
   Accrued liabilities                                                    845,492                1,225,157
   Accrued income taxes                                                 1,006,414                  386,000
   Customer deposits                                                    1,735,724                  907,110
   Current portion of long-term liabilities                                17,182                    7,755
                                                              -------------------        -----------------

        Total Current Liabilities                                       5,118,955                3,901,027
                                                              -------------------        -----------------

Long-term Liabilities - less current portion
   Capital lease obligations                                                4,684                    5,918
   Note payable to bank                                                 2,446,320                        0
   Bonds payable, net of unamortized discount                             169,845                  278,775
                                                              -------------------        -----------------

        Total Long-term Liabilities                                     2,620,849                  284,693
                                                              -------------------        -----------------


                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                   (continued)


                                                                       April 30                  July 31
                                                                         1998                      1997
Shareholders' Equity
   Preferred Stock, no par value, 2,000,000 shares
   authorized, 1,000,000 shares issued and 738,000
   shares outstanding at July 31, 1997                                        ---                2,546,320
Common stock, no par value, 20,000,000 shares
   authorized, 1,388,709 shares in 1997 and
   1,430,109 shares in 1998 issued and outstanding                     10,736,211               10,599,285

   Accumulated deficit                                                 (5,015,915)              (6,033,542)
                                                              -------------------       ------------------
                                                                        5,720,296                7,112,063
   Less subscriptions receivable                                           33,200                   24,750
                                                              -------------------        -----------------

        Total Shareholders' Equity                                      5,687,096                7,087,313
                                                              -------------------        -----------------

Total Liabilities and Shareholders' Equity                    $        13,426,900        $      11,273,033
                                                              ===================        =================


See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                            Nine Months Ended April 30
                                                                                1998                   1997
Cash Flows From Operating Activities:

Net earnings                                                             $     1,060,882      $      865,680
Adjustments to reconcile net earnings to net cash
Provided by operating activities:
   Depreciation and amortization                                                 278,612             223,405
        Changes in operating assets and liabilities:
              Accounts receivable                                              (1,268,666)           (487,874)
              Inventories                                                      (1,357,489)         (1,188,664)
              Prepaid expenses and other assets                                  117,525             525,357
              Accounts payable                                                   139,138             404,550
              Accrued liabilities                                                240,748             181,939
              Customer deposits                                                  828,614             387,698
                                                                         ---------------      --------------

Net cash provided by operating activities                                         39,364             912,091
                                                                         ---------------      --------------

Cash Flows From Investing Activities:
   Purchases of patents, property and equipment                                  (378,706)           (275,046)

   Net cash used by investing activities                                         (378,706)           (275,046)

Cash Flows from Financing Activities:
   Principal payments on notes payable                                           (100,000)                 0
   Principal payments on lease obligations                                         (1,234)             (4,615)
   Note payable at bank                                                         2,546,320                 ---
   Payment of dividends on preferred stock                                        (43,256)           (219,112)
   Redemption of preferred stock                                               (2,546,320)           (405,280)
   Proceeds from subscriptions receivable                                         21,550                3,375
                                                                         ---------------      ---------------

Net cash used by financing activities                                            (122,940)            (625,632)
                                                                         ----------------     ----------------

Increase (decrease) in cash                                                      (462,282)             11,413
Cash at beginning of period                                                      512,480               18,995
                                                                         ---------------      ---------------

Cash at end of period                                                    $        50,198      $        30,408
                                                                         ===============      ===============

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                   (continued)



                                                                            Nine Months Ended April 30
                                                                                1998                   1997

ADDITIONAL INFORMATION:
Interest paid                                                            $       146,083      $       70,030
                                                                         ===============      ==============
Conversion of bonds payable, net of unamortized
   discount                                                              $       120,000      $      357,980
                                                                         ===============      ==============

Subscriptions receivable for common stock issued                         $        33,200      $            0
                                                                         ===============      ==============

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

Note A - Basis of Presentation

         The unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The statements have not been examined by independent accountants but include, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the condensed financial position and the results of operations for the periods presented. These financial statements should be read in conjunction with the Company's financial statements included on Form 10-K for the year ended July 31, 1997 and Forms 10-Q for the quarters ended April 30, 1998 and 1997.

         Operating   results  for  the  interim   periods  are  not  necessarily
indicative of the results that may be expected for the year ended July 31, 1998.

Note B - Inventories

         Inventories are priced at the lower of cost (first-in, first-out method) or market.

                                         April 30               July 31
                                           1998                   1997
Components of Inventory:

   Raw material                      $       3,104,938      $       2,802,040
   Work in process                           2,436,370              1,171,284
   Finished goods                              434,182                644,477
                                     -----------------      -----------------

Total                                $       5,975,490      $       4,618,001
                                     =================      =================

Note C - Reclassifications

         Certain amounts presented in the prior year condensed financial statements have been reclassified to conform to the current year presentation.

Note D - Earnings per Share

         Effective January 31, 1998, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 128, Earnings Per Share (FAS 128). FAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share for public entities. Adoption of this standard did not have a material impact on the Company's earnings per share in 1998 or 1997.

Earnings per share for the three-month and nine-month periods ended April 30, 1998 and 1997 were determined as follows:

                                                      Three Months                       Nine Months
                                                          Ended                              Ended
                                                         April 30                         April 30
                                                -------------------------------  ---------------------------------
                                                     1998             1997             1998             1997
                                                -------------    ------------    ---------------   ---------------

          INCOME
Net earnings                                    $      491,954  $      253,594   $     1,060,882  $        865,680
Less preferred stock dividends                               0          69,662            43,256           219,112
                                                --------------  --------------   ---------------  ----------------

Basic earnings available to
    common shareholders                                491,954         183,932         1,017,626           646,568

Interest and amortization related to
Convertible debt, net of taxes                           4,445           9,866            13,336            41,618
                                                --------------  --------------   ---------------  ----------------
Diluted earnings available related
to common shareholders                          $      496,399  $      193,798   $     1,030,962  $        688,186
                                                ==============  ==============   ===============  ================

        SHARES
Weighted average shares
   - Basic                                           1,430,109       1,387,509         1,421,087         1,327,265
Convertible bonds                                       36,200          60,200            36,200            60,200
Dilutive common stock options                           56,120          41,347            56,120            41,347
                                                --------------  --------------   ---------------  ----------------
Weighted average shares
   - Diluted                                         1,522,429       1,489,056         1,513,407         1,428,812
                                                ==============  ==============   ===============  ================

Basic earnings per share                        $         0.34  $         0.13   $         0.72   $          0.49

Diluted earnings per share                      $         0.33  $         0.13   $         0.68   $          0.48


                                    EXHIBIT A

              AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION

                                    ARTICLE V
                                     Shares

         Section 1. Number. The total number of shares which the Corporation has authority to issue is 540 shares, without par value.

         Section 2. Terms. The capital stock of the Corporation shall consist of 540 shares of common stock, without par value. The common stock of the Corporation shall be of one class and each share of common stock shall be entitled to one (1) vote at all meetings of the shareholders of the Corporation. The Corporation, in the discretion and upon resolution of the Board of Directors, may at any time and from time to time issue and dispose of any of the authorized and unissued shares of stock of the Corporation and may create optional rights to purchase or subscribe for shares of stock of the Corporation. Such stock may be issued and disposed of for such kind and amount of consideration and to such persons, firms and corporations, and such optional rights may be created, and warrants or other evidence of such rights issued, on such terms, at such prices and in such manner as may be determined by resolution adopted by the Board of Directors, subject to any provisions of law then applicable. The Corporation, in the discretion and upon resolution of the Board of Directors, may at any time and from time to time repurchase any of the securities of the Corporation. Such securities may be repurchased for such kind and amount of consideration and from such persons, firms and corporations, on such terms and conditions, at such prices and in such manner as may be determined by the Board of Directors, subject to any provisions of law then applicable.

                                    EXHIBIT B

                         OPINION OF GOELZER & CO., INC.


                                                               September 2, 1998


Board of Directors
Thermwood Corporation
Attn:  Peter N. Lalos
P.O. Box 436
Old Buffaloville Road
Dale, Indiana  47523

Dear Members of the Board:

      You have requested Goelzer's opinion as to the fairness, from a financial point of view, of the terms of the 1-for-37,000 reverse split of the common stock of Thermwood Corporation ("Thermwood" or the "Company"). The terms of the transaction are set forth in the Proxy Statement ("Proxy"). In summary, minority shareholders which will hold less than one share of common stock after the split will receive a cash payment of $11.00 per share of the currently outstanding common stock, in lieu of the issuance of any resulting fractional shares of new common stock following the reverse split.

      While Goelzer has provided valuation analysis to the Board of Directors regarding the range of fair value, the final determination of such matters was made by the Board of Directors of Thermwood. Goelzer has not rendered any investment banking or other services to the Company in the past. For the purpose of this opinion, Goelzer has undertaken analyses, investigations and interviews deemed necessary and relevant. In the course of such activities Goelzer has among other things:

         1.       Reviewed the Proxy Statement;

         2. Conducted detailed interviews with Thermwood's management concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

         3. Inspected Thermwood's corporate offices and manufacturing facilities in Dale, Indiana;

         4. Analyzed trading data and market capitalization of Thermwood's common stock for a period of five years as provided by Bloomberg Analytics;

         5. Analyzed the Company's financial statements and studied Thermwood's filings under the Securities Exchange Act of 1934 including the Form 10-K and annual reports for the last five full years, as well as the latest available 10-Q for the quarter ending April 30, 1998;

         6. Conducted a search using Bloomberg Analytic for publicly traded companies which could be used as reasonable comparables in determining the fair value of Thermwood. Goelzer searched for companies with similar operations and for companies which are affected by similar economic variables, such as furniture manufacturers;

         7. Conducted a search for merger and acquisition transactions involving privately held corporations within the woodworking, plastics manufacturing and furniture manufacturing industries using a proprietary database consisting of nearly 3,000 transactions;

         8. Reviewed studies for both premiums paid in acquisitions of control as well as studies on the lack of marketability for privately held and thinly traded public securities;

         9. Performed such other studies, analyses and investigations as deemed appropriate.

      In rendering this opinion Goelzer has relied on the accuracy and completeness of the information furnished and has not attempted to independently verify such information nor has Goelzer made or caused to be made any independent evaluation of the assets of Thermwood.

      Based upon the foregoing, it is our opinion that the reverse split is fair, from a financial point of view, to the shareholders of Thermwood.

                                                     Respectfully submitted,

                                                     /s/ Goelzer & Co., Inc.

                                                     Goelzer & Co., Inc.

                                    EXHIBIT C

                           DISSENTERS' RIGHTS STATUTE


                    TITLE 23. BUSINESS AND OTHER ASSOCIATIONS

                    ARTICLE 1. BUSINESS CORPORATIONS - TYPES

                         CHAPTER 44. DISSENTERS' RIGHTS

ss. 23-1-44-1.  "Corporation" defined

      As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

ss. 23-1-44-2. "Dissenter" defined

      As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 through IC 23-1- 44-18] of this chapter.

ss. 23-1-44-3.  "Fair value" defined

      As used in this chapter, "fair value," with respect to a dissenter's shares means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

ss. 23-1-44-4.  "Interest" defined

      As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, it a rate that is fair and equitable under all the circumstances.

ss. 23-1-44-5.  "Record shareholder" defined

      As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

ss. 23-1-44-6.  "Beneficial shareholder" defined

      As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

ss. 23-1-44-7.   "Shareholder" defined

      As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder.

ss. 23-1-44-8.   Shareholder dissent

      (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party if:

                  (A) Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

                  (B)      The shareholder is entitled to vote on the merger.

         (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

         (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

         (4)      The approval of a control share acquisition under IC 23-1-42.

         (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders an entitled to dissent and obtain payment for their shares.

      (b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

          (1) Registered on a United States securities exchange insists under the Exchange Act (as defined in IC 23-1-43-9); or

          (2) Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets -- National Market Issues or a similar market.

      (c)         A shareholder:

          (1)  Who  is  entitled   to  dissent   and  obtain   payment  for  the
     shareholder's shares under this chapter; or

          (2) Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement.

ss. 23-1-44-9.  Beneficial shareholder dissent

      (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

          (b) A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

          (1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

ss. 23-1-44-10.  Notice of dissenters' rights preceding shareholder vote

      (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23- 1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

      (b) If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 12 [IC 23-1-44-12] of this chapter.

ss. 23-1-44-11.  Notice of intent to dissent

      (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23- 1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

         (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

          (2) Must not vote the shareholder's shares in favor of the proposed action.

      (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

ss. 23-1-44-12.  Notice of dissenters' rights following action creating rights

      (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23- 1-44-8] of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.

      (b) The dissenters' notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters' notice must:

         (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

         (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
      (60) days after the date the subsection (a) notice is delivered; and

         (5)      Be accompanied by a copy of this chapter.

ss. 23-1-44-13.  Demand for payment by dissenter

      (a) A shareholder sent a dissenters' notice described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

      (b) The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

      (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholders shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action.

ss. 23-1-44-14.  Transfer of shares restricted after demand for payment

      (a) The corporation may restrict the transfer of uncertificated shares from the date of the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

      (b)  The  person  for  whom   dissenters'   rights  are   asserted  as  to
uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

ss. 23-1-44-15.  Payment to dissenter

      (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-144-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

      (b)         The payment must be accompanied by:

         (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders'
      equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares; and

          (3) A  statement  of the  dissenter's  right to demand  payment  under section 18 [IC 23-1-44-18] of this chapter.

ss. 23-1-44-16.  Return of shares and release of restrictions

      (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

      (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure.

ss. 23-1-44-17. Offer of fair value for shares obtained after first announcement

      (a) A corporation may elect to withhold payment required by section 15 [IC 23-1- 44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

ss. 23-1-44-18.  Dissenter demand for fair value under certain conditions

      (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

         (1) The dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

         (2) The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

         (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

      (b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares.

ss. 23-1-44-19. Effect of failure to pay demand -- Commencement of judicial appraisal proceeding

      (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1- 44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment.

         (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

         (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter.

ss. 23-1-44-20.  Judicial determination and assessment of costs

      (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1- 44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

      (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter; or

         (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

      (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.